As filed with the Securities and Exchange Commission on August 7, 1995

                                                      Registration  No. 33-60167
================================================================================
                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 2
                                       to
                                    FORM S-4


                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933

                            ------------------------

                               OMNICOM GROUP INC.
               (Exact Name of Registrant as Specified in Charter)

           New York                         7311                     13-1514814
(State or other jurisdiction of       (Primary Standard            (IRS Employer
 incorporation or organization)    Industrial Classification         Ident. No.)
                                         Code Number)

                               437 Madison Avenue
                            New York, New York 10022
                                 (212) 415-3600
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             BARRY J. WAGNER, ESQ.
                                   Secretary
                               Omnicom Group Inc.
                               437 Madison Avenue
                            New York, New York 10022
                                 (212) 415-3600
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                            ------------------------

                                   Copies to:
   MICHAEL D. DITZIAN, ESQ.                              JAMES M. COTTER, ESQ.
      Davis & Gilbert                                Simpson Thacher & Bartlett
       1740 Broadway                                     425 Lexington Avenue
 New York, New York  10019                            New York, New York  10017
      (212) 468-4800                                        (212) 455-2000

                            ------------------------

     Approximate date of commencement of proposed sale to public: From time to time after this Registration Statement becomes effective and all other conditions to the purchase of assets pursuant to the Acquisition Agreement described in the enclosed Prospectus/ Information Statement have been satisfied or waived.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box: [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box: [ ]

                            ------------------------

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                               OMNICOM GROUP INC.

     Cross Reference Sheet Pursuant to Rule 404(a) of the Securities Act of 1933 and Item 501(b) of Regulation S-K, Showing the Location or Heading in the Prospectus/Information Statement of the Information required by Part I of Form S-4.

                                              Location or Heading in
S-4 Item Number and Caption                   Prospectus/Information Statement
----------------------------                  ----------------------------------
A. Information about the Transaction


Forepart of Registration Statement and        Outside Front Cover Page of
Outside Front Cover Page of Prospectus        Prospectus/Information Statement

Inside Front and Outside Back Cover           Inside Front Cover Page of
Pages of Prospectus                           Prospectus/Information Statement;
                                              Available Information

Risk Factors, Ratio of Earnings to Fixed      Summary; Comparative Per Share
Charges and Other Information                 Data; Market Price Data


Terms of the Transaction                      The Transactions; The Acquisition
                                              Agreement; The Advertising Stock
                                              Sale Agreement; Proposed Amendment
                                              of the Holdings Certificate; the
                                              Plan of Liquidation; Federal
                                              Income Tax Consequences of the
                                              Sales of Assets and Dissolution
                                              and Liquidation; Comparison of
                                              Shareholder Rights; Description of
                                              Omnicom Capital Stock

Pro Forma Financial Information               *

Material Contacts with the Company Being      The Transactions
Acquired

Additional Information Required for           *
Reoffering by Persons and Parties Deemed to Be Underwriters

Interests of Named Experts and Counsel        *

Disclosure of Commission Position on          *
Indemnification for Securities Act
Liabilities

B. Information About the Registrant


Information with Respect to                   *
S-3 Registrants

Incorporation of Certain Information by       *
Reference


Information with Respect to S-2 or S-3        *
Registrants

Incorporation of Certain Information by       *
Reference

                                              Location or Heading in
S-4 Item Number and Caption                   Prospectus/Information Statement
----------------------------                  ----------------------------------

Information with Respect to Registrants       Market Price Data; Business
Other Than S-3 or S-2 Registrants             Information Concerning Omnicom;
                                              Selected Financial Data of
                                              Omnicom; Management's Discussion
                                              and Analysis of Financial
                                              Condition and Results of
                                              Operations of Omnicom; Description
                                              of Omnicom Capital Stock; Index to
                                              Omnicom Financial Statements



C. Information about the Company
Being Acquired


Information with Respect to S-3 Companies     *

Information with Respect to S-2 or S-3        *
Companies

Information with Respect to Companies         Business Information Concerning
Other Than S-3 or S-2 Companies               Holdings; Selected Financial Data
                                              of Holdings; Management's
                                              Discussion and Analysis of
                                              Financial Condition and Results of
                                              Operations of Holdings;
                                              Description of Holdings Capital
                                              Stock; Index to Holdings Financial
                                              Statements

D. Voting and Management Information

Information if Proxies, Consents or           *
Authorizations are to be Solicited


Information if Proxies, Consents or           The Special Meeting; The
Authorizations are not to be Solicited        Transactions; Description of
or in an Exchange Offer                       Holdings Capital Stock

                                  [Letterhead]
                            CHIAT/DAY HOLDINGS, INC.




                                                                  August 8, 1995


Dear Shareholder:

     You are cordially invited to attend a special meeting of stockholders of Chiat/Day Holdings, Inc., a Delaware corporation ("Holdings"), on Tuesday, August 29, 1995, at 9:30 a.m. at 180 Maiden Lane, New York, New York 10038 (the "Special Meeting") to consider and vote upon the following proposals (collectively, the "Holdings Vote Matters"): (a) the sale by Holdings and Chiat/Day inc. Advertising, a Delaware corporation and a wholly-owned subsidiary of Holdings ("Advertising"), of their assets and businesses, (i) to TBWA International Inc., a Delaware corporation ("TBWA"), in exchange for shares of Common Stock of Omnicom Group Inc., a New York corporation ("Omnicom"), and TBWA's assumption of liabilities pursuant to an Asset Purchase Agreement (the "Acquisition Agreement") dated May 11, 1995 among Omnicom, TBWA, Holdings and Advertising and (ii) pursuant to a certain stock purchase agreement dated as of May 11, 1995 between Holdings and Adelaide Horton (the "Advertising Stock Sale Agreement"); (b) following the Closing under the Acquisition Agreement, the amendment of the Certificate of Incorporation of Holdings (the "Holdings Certificate"), to change the corporate name of Holdings to CDH Corporation; (c) the approval and adoption of a Plan of Liquidation pursuant to which Holdings will, among other things, (i) dissolve, (ii) establish a liquidating trust pursuant to a liquidating trust agreement, with Thomas Patty and David C. Wiener as trustees for the benefit of its stockholders, and (iii) distribute to its stockholders and/or the liquidating trust all its remaining assets; and (d) such other matters as may come before the Special Meeting.

     Holders of record of Class A Common Stock and Class B Common Stock of Holdings at the close of business on August 1, 1995, will be entitled to vote at the Special Meeting or any postponement or adjournment thereof.

     The affirmative vote of the holders of a majority of the voting power represented by the outstanding shares of Class A Common Stock and Class B Common Stock (the "Holdings Common Stock"), voting together as a single class, is necessary to approve the transactions contemplated by the Acquisition Agreement and the Advertising Stock Sale Agreement, to approve the amendment to the Holdings Certificate, and to approve and adopt the Plan of Liquidation.

     Directors and executive officers of Holdings owning as of August 1, 1995 approximately 77.98% of the Holdings Common Stock in the aggregate have expressed an intention to vote in favor of the transactions contemplated herein.

     None of the Holdings Vote Matters shall become effective unless all of the proposals are adopted by the requisite vote of the Holdings Stockholders.

     The Holdings Board of Directors believes that the foregoing transactions are fair to, and in the best interests of, Holdings and the Holdings stockholders and recommends that the Holdings stockholders vote FOR the approval of the transactions contemplated by the Acquisition Agreement and the Advertising Stock Sale Agreement, FOR the approval of the amendment of the Holdings Certificate, and FOR the approval of the Plan of Liquidation.

     The  attached  Prospectus/Information   Statement  describes  the  proposed
transactions more fully. Please give this information careful attention.

                 WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE
                       REQUESTED NOT TO SEND US A PROXY.


                                               Very truly yours,


                                               Jay Chiat
                                                  Chief Executive Officer

                            CHIAT/DAY HOLDINGS, INC.
                                ---------------
                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                                ---------------
                     To be Held on Tuesday, August 29, 1995

     NOTICE IS HEREBY GIVEN that a special meeting (the "Special Meeting") of stockholders of Chiat/Day Holdings, Inc., a Delaware corporation ("Holdings"), will be held on Tuesday, August 29, 1995, at 180 Maiden Lane, New York, New York 10038, commencing at 9:30 a.m., to consider and vote upon the following matters described in the accompanying Prospectus/Information Statement:

          1. To consider and vote upon the transfer by Holdings and Chiat/Day inc. Advertising, a Delaware corporation and a wholly-owned subsidiary of Holdings ("Advertising"), of their assets and businesses (i) to TBWA International Inc., a Delaware corporation ("TBWA"), in exchange for shares of Common Stock, par value $.50 per share, of Omnicom Group Inc., a New York corporation ("Omnicom"), and TBWA's assumption of liabilities pursuant to an Asset Purchase Agreement (the "Acquisition Agreement") dated May 11, 1995, among Omnicom, TBWA, Holdings and Advertising and (ii) pursuant to a certain stock purchase agreement dated as of May 11, 1995 between Holdings and Adelaide Horton.

          2. To consider and vote upon an amendment to the Certificate of Incorporation of Holdings (the "Holdings Certificate") to change the name of Holdings, following the Closing under the Acquisition Agreement, to CDH Corporation.

          3. To consider and vote upon the approval and adoption of a plan of complete liquidation (the "Plan of Liquidation") pursuant to which Holdings would (i) dissolve, (ii) establish a liquidating trust (the "Liquidating Trust") pursuant to a liquidating trust agreement, with Thomas Patty and David C. Wiener as trustees, for the benefit of its stockholders, and (iii) distribute to its stockholders and/or the Liquidating Trust all its remaining assets. Approval of the Plan of Liquidation requires the acceptance by the Holdings stockholders of such trustees as their collective agent under the terms of the Liquidating Trust, with such trustees (a) to receive on their behalf certain liquidating distributions from Holdings, (b) to act as their agent in connection with the administration of an escrow agreement established in connection with the Acquisition Agreement and more fully described herein (the "Escrow Agreement"), (c) to respond to the assertion of any and all claims for indemnification by TBWA, or to assert claims on behalf of the stockholders, pursuant to the terms of the Acquisition Agreement and the Escrow Agreement, and (d) to complete the winding up of the affairs of Holdings and payment of its liabilities not assumed by TBWA pursuant to the Acquisition Agreement from the assets of the Liquidating Trust.

          4. To transact such other business as may properly come before the Special Meeting or any adjournment thereof.

     Only  holders of record of Class A Common  Stock,  par value $.01 per share
("Class A Common Stock"), and Class B Common Stock, par value $.01 per share ("Class B Common Stock"), of Holdings at the close of business on August 1, 1995 will be entitled to vote at the Special Meeting and any adjournment or postponement thereof.

     The affirmative vote of the holders of a majority of the voting power represented by the outstanding shares of Class A Common Stock and Class B Common Stock (the "Holdings Common Stock"), voting together as a single class, is necessary to approve the transactions contemplated by the Acquisition Agreement and the Advertising Stock Sale Agreement, to approve the amendment to the Holdings Certificate, and to approve and adopt the Plan of Liquidation.

     Directors and executive officers of Holdings owning as of August 1, 1995 approximately 77.98% of Holdings Common Stock in the aggregate have expressed a present intention to vote in favor of the transactions contemplated herein.

     None of such matters shall become effective unless all of the proposals are adopted by the requisite vote of the Holdings Stockholders.

                 WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE
                       REQUESTED NOT TO SEND US A PROXY.

                  By Order of the Holdings Board of Directors
                  -------------------------------------------

                             SUBJECT TO COMPLETION
                              DATED AUGUST 7, 1995


                            CHIAT/DAY HOLDINGS, INC.

                             INFORMATION STATEMENT
                                ---------------
                               OMNICOM GROUP INC.
                                   PROSPECTUS
                                ---------------

     This Prospectus/Information Statement is being furnished to holders of Class A Common Stock, par value $.01 per share ("Class A Common Stock"), and holders of Class B Common Stock, par value $.01 per share ("Class B Common Stock"), (collectively, "Holdings Common Stock") of Chiat/Day Holdings, Inc., a Delaware corporation ("Holdings"), in connection with the special meeting of the stockholders of Holdings to be held on August 29, 1995 at 180 Maiden Lane, New York, New York 10038, commencing at 9:30 a.m., local time, and at any adjournment or postponement thereof (the "Special Meeting"). The purpose of the Special Meeting is to consider and vote upon the following proposals (a) the sale by Holdings and Chiat/Day inc. Advertising, a Delaware corporation and a wholly-owned subsidiary of Holdings ("Advertising") of their assets and businesses (i) to TBWA International Inc., a Delaware corporation ("TBWA"), in exchange for shares of voting Common Stock, par value $.50 per share, of its ultimate parent Omnicom Group Inc., a New York corporation ("Omnicom") (such shares of Common Stock, "Omnicom Common Stock") and TBWA's assumption of liabilities pursuant to an Asset Purchase Agreement (the "Acquisition Agreement") dated May 11, 1995, among Omnicom, TBWA, Holdings and Advertising (the transactions contemplated by the Acquisition Agreement are herein called the "Acquisition") and (ii) pursuant to a certain stock purchase agreement dated as of May 11, 1995 between Holdings and Adelaide Horton (the "Advertising Stock Sale Agreement" and the sale thereunder the "Advertising Stock Sale"), (b) following the Closing under the Acquisition Agreement (the "Closing"), the amendment of the Certificate of Incorporation of Holdings (the "Holdings Certificate") to change the name of Holdings to CDH Corporation, and (c) the approval and adoption of a plan of complete liquidation (the "Plan of Liquidation") pursuant to which Holdings will (i) dissolve, (ii) establish a liquidating trust (the "Liquidating Trust") pursuant to a liquidating trust agreement (the "Liquidating Trust Agreement"), between Holdings and Thomas Patty and David C. Wiener, as trustees (the "Liquidating Trustees"), for the benefit of its stockholders, and (iii) distribute to its stockholders and/or the Liquidating Trust all its remaining assets (the "Liquidation" and, together with the Acquisition, the Advertising Stock Sale and the amendment to the Holdings Certificate, the "Transactions").

     The Acquisition Agreement provides a formula in which TBWA pays shares of Omnicom Common Stock with an aggregate value (determined as more fully described herein) of a base price which will be $25,180,563 if the Closing occurs on or prior to August 31, 1995, or $25,930,880 if the Closing occurs between November 1, 1995 and December 31, 1995, plus an amount equal to $2,418 multiplied by the number of days between the Closing and October 31, 1995 or December 31, 1995, respectively. The aggregate acquisition price from the sale of assets to TBWA is expected to be $25,328,061 if the Acquisition is consummated as expected on August 31,1995, although it could range as high as $26,078,378 if consummated on November 1, 1995.

     The approval of the various proposals will require the affirmative vote of the holders of a majority of the voting power represented by the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class. Directors and executive officers of Holdings owning as of August 1, 1995 approximately 77.98% of Holdings Common Stock in the aggregate have expressed a present intention to vote in favor of the Transactions and accordingly the Transactions can be approved by the affirmative vote of such persons even if all other Holdings Stockholders vote against the proposals.

     This Prospectus/Information Statement is also being furnished to holders of Equity Appreciation Rights ("EARs") issued under the 1993 Equity Appreciation Rights Plan of Holdings (the "EAR Plan") and of Equity Participation Units ("EPUs") issued under the 1988 Amended and Restated Equity Participation Plan of Holdings (the "EPU Plan") (collectively, the "Rightsholders") who will receive shares of Omnicom Common Stock as payment under such Plans subject to the same terms and conditions as other stockholders of Holdings.

     This Prospectus/Information Statement constitutes both an information statement of Holdings with respect to the Special Meeting and a prospectus of Omnicom with respect to up to 600,000 shares of Omnicom Common Stock, which may be issued to Holdings and Advertising in connection with the Acquisition and distributed to the holders of Holdings Common Stock and to the Rightsholders.

THE SECURITIES TO BE ISSUED PURSUANT TO THIS PROSPECTUS/INFORMATION STATEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/INFORMATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE
                       REQUESTED NOT TO SEND US A PROXY.


                                ---------------
      The date of this Prospectus/Information Statement is August 8, 1995.
                                ---------------

     All information contained in this Prospectus/Information Statement relating to Holdings and the Special Meeting (including, without limitation, financial statements and other financial information regarding Holdings, background of and Holdings' reasons for the Transactions, descriptions of the businesses, properties, assets, and the liabilities of Holdings and Advertising, description of the federal income tax consequences of the sale of assets and dissolution and liquidation, and descriptions of the Liquidating Trust, the Plan of Liquidation, and the Liquidating Trust Escrow Fund) have been supplied by Holdings and are the sole responsibility of Holdings and Omnicom assumes no responsibility therefor. All information contained in this Prospectus/Information Statement relating to Omnicom (including, without limitation, financial information regarding Omnicom, Omnicom's reasons for the Acquisition, and the description of the business of Omnicom) has been supplied by Omnicom and is the sole responsibility of Omnicom and Holdings assumes no responsibility therefor.


     No person has been authorized to give any information or to make any representation other than those contained in this Prospectus/Information Statement in connection with the Special Meeting or the offering of securities made hereby and, if given or made, such information or representation must not be relied upon as having been authorized by Omnicom, Holdings or any other person. This Prospectus/Information Statement does not constitute an offer to sell, or a solicitation of any offer to buy, any securities in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation. Neither the delivery of this Prospectus/Information Statement, nor any distribution of securities made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of Omnicom or Holdings since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.


                                ---------------


                             AVAILABLE INFORMATION

     Omnicom is  subject to the  informational  requirements  of the  Securities
Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). The reports, proxy statements and other information filed by Omnicom with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the SEC at 7 World Trade Center, 13th Floor, New York, New York 10048-1102 and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material also can be obtained from the Public Reference Section of the SEC, Washington, D.C. 20549 at prescribed rates. In addition, material filed by Omnicom can be inspected at the offices of the New York Stock Exchange, Inc. (the "NYSE"), 20 Broad Street, New York, New York 10005, on which the Omnicom Common Stock is listed.


     Omnicom has filed with the SEC a Registration Statement on Form S-4 (together with all amendments, exhibits, annexes and schedules thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Omnicom Common Stock to be issued pursuant to the Acquisition. This Prospectus/Information Statement does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. Such additional information may be obtained from the SEC's principal office in Washington, D.C. Statements contained in this Prospectus/Information Statement as to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                               TABLE OF CONTENTS

AVAILABLE INFORMATION ......................................................    2

SUMMARY ....................................................................    5

COMPARATIVE PER SHARE DATA .................................................   17

MARKET PRICE DATA ..........................................................   18

THE SPECIAL MEETING ........................................................   19

    Date, Time and Place of Special Meeting ................................   19
    Business to Be Transacted at the Special Meeting .......................   19
    Record Date, Voting Rights .............................................   19
    Voting Requirements ....................................................   19
    Approval Under Holdings Certificate ....................................   19
    Affiliate Ownership ....................................................   20

THE TRANSACTIONS ...........................................................   20

    Background of and Holdings' Reasons for the Transactions; Recommendation
      of the Holdings Board of Directors ...................................   20
    Omnicom's Reasons for the Acquisition ..................................   21
    Interests of Certain Persons in the Transactions .......................   22
    Accounting Treatment ...................................................   23
    Regulatory Approvals ...................................................   23
    Resale Restrictions ....................................................   24
    Stock Exchange Listing .................................................   24
    No Dissenters' Rights ..................................................   24

THE ACQUISITION AGREEMENT ..................................................   25

    The Acquisition ........................................................   25
    Other Terms and Conditions of the Acquisition Agreement ................   29

THE ADVERTISING STOCK SALE AGREEMENT .......................................   33

PROPOSED AMENDMENT OF THE HOLDINGS CERTIFICATE .............................   33

THE PLAN OF LIQUIDATION ....................................................   34

    General ................................................................   34
    Liquidating Distribution to Holdings Stockholders ......................   34
    Liquidating Distribution to Rightsholders ..............................   35
    Fractional Shares ......................................................   35
    Operation of the Liquidating Trust .....................................   35
    The Liquidation Trust Escrow ...........................................   36

FEDERAL INCOME TAX CONSEQUENCES OF THE SALES OF ASSETS AND
DISSOLUTION AND LIQUIDATION ................................................   37

    Corporate Tax ..........................................................   37
    Holder Tax .............................................................   38
    Withholding Taxes ......................................................   40



BUSINESS INFORMATION CONCERNING OMNICOM ....................................   41

    Description of Business ................................................   41
    Description of Property ................................................   44
    Legal Proceedings ......................................................   45

SELECTED FINANCIAL DATA OF OMNICOM .........................................   46

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF OMNICOM ...........................................   47

    Results of Operations ..................................................   47
    Capital Resources and Liquidity ........................................   50
    Recent Financial Data ..................................................   51

BUSINESS INFORMATION CONCERNING HOLDINGS ...................................   52

SELECTED FINANCIAL DATA OF HOLDINGS ........................................   54

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF HOLDINGS ..........................................   55

    Results of Operations ..................................................   55
    Liquidity and Capital Resources ........................................   56

DESCRIPTION OF OMNICOM CAPITAL STOCK .......................................   57

DESCRIPTION OF HOLDINGS CAPITAL STOCK ......................................   58

COMPARISON OF SHAREHOLDER RIGHTS ...........................................   61

LEGAL MATTERS ..............................................................   67

EXPERTS ....................................................................   67

INDEX TO FINANCIAL STATEMENTS ..............................................   68

    Omnicom Group Inc. and Subsidiaries ....................................   F-1
    Chiat/Day Holdings, Inc. and Subsidiaries ..............................   F-22


--------------------------------------------------------------------------------
                                    SUMMARY

     (The following is a summary of certain information contained elsewhere in this Prospectus/Information Statement and does not purport to be complete. This summary is qualified in all respects by the remainder of this Prospectus/Information Statement, which should be read in its entirety.)

                                 The Companies

Omnicom Group Inc. ..........   Omnicom,  though its wholly and partially  owned
                                companies,  operates  advertising agencies which
                                plan,  create,  produce and place advertising in
                                various   media  such  as   television,   radio,
                                newspaper and magazines; and offers clients such
                                additional  services as marketing  consultation,
                                consumer market research,  design and production
                                of  merchandising  and sales promotion  programs
                                and   materials,    direct   mail   advertising,
                                corporate identification,  and public relations.
                                According to the unaudited industry-wide figures published in the trade journal, Advertising Age, in 1994 Omnicom was ranked as the third largest advertising agency group worldwide.

                                Omnicom operates three separate, independent agency networks: the BBDO Worldwide Network, the DDB Needham Worldwide Network and the TBWA
                                International Network. Omnicom also operates independent agencies, Altschiller & Company and Goodby, Silverstein & Partners, and certain marketing service and specialty advertising companies through Diversified Agency Services.

                                The principal executive offices of Omnicom are located at 437 Madison Avenue, New York, New York 10022, telephone number (212) 415-3600.


TBWA International Inc. .....   TBWA International  Inc., is the holding company
                                for that portion of Omnicom's TBWA International
                                Network operating in the United States.


Chiat/Day Holdings, Inc. and
Chiat/Day inc. Advertising ..   Holdings,  primarily  through  its wholly  owned
                                subsidiary   Chiat/Day  inc.   Advertising,   is
                                engaged in the business of planning and creating
                                advertising  campaigns  for clients,  purchasing
                                various   media   spots   (television,    radio,
                                newspapers   and   magazines),   and   providing
                                marketing  consultation,   market  research  and
                                production services. In 1994, Holdings was the 16th largest advertising agency in the U.S.
                                according to statistics published in Advertising
                                Age.


                                The principal executive offices of Holdings are located at 180 Maiden Lane, New York, New York 10038, telephone number (212) 804-1000.

                              The Special Meeting
Meeting Time, Date
and Place ...................   The  Special  Meeting  will be held at 9:30 am.,
                                local time, on Tuesday,  August 29, 1995, at 180
                                Maiden Lane, New York, New York 10038, and at any adjournment or postponement thereof.

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Record Date; Shares
Entitled To Vote ............   Holders  of  record  of shares of Class A Common
                                Stock  and  Class B  Common  Stock  of  Holdings
                                (collectively,  "Holdings  Stockholders") at the
                                close of business on August 1, 1995 (the "Record
                                Date"), are entitled to notice of and to vote at
                                the  Special  Meeting.  At such date  there were
                                outstanding  13,527,269 shares of Class A Common
                                Stock,  each of which  will be  entitled  to one
                                vote  at the  Special  Meeting,  and  38,513,160
                                shares of Class B Common Stock, each of which will be entitled to one vote at the Special
                                Meeting.

Purpose of the Special
Meeting .....................   The  purpose  of  the  Special   Meeting  is  to
                                consider and vote upon the following matters:

                                    (a) a  proposal   to  approve  the  sale  by
                                        Holdings and Advertising of their assets
                                        and  businesses   pursuant  to  (i)  the
                                        Acquisition  Agreement,   by  and  among
                                        Omnicom, TBWA, Holdings and Advertising, and (ii) the Advertising Stock Sale Agreement between Holdings and Adelaide Horton;

                                    (b) a   proposal   to  amend  the   Holdings
                                        Certificate  effective as of the Closing
                                        under,    and   as   defined   in,   the
                                        Acquisition   Agreement  to  change  its
                                        corporate name to CDH Corporation;

                                    (c) the approval and adoption of the Plan of
                                        Liquidation,  including the  dissolution
                                        of   Holdings,   the   creation  of  the
                                        Liquidating   Trust   pursuant   to  the
                                        Liquidating   Trust  Agreement  and  the
                                        appointment of the Liquidating Trustees;
                                        and

                                    (d) such other  proposals as may properly be
                                        brought before the Special Meeting.

Votes Required ..............   The   approval  of  the  various   proposals  by
                                Holdings    Stockholders    will   require   the
                                affirmative vote of the holders of a majority of the voting power represented by the outstanding shares of Class A Common Stock and of Class B
                                Common Stock, voting together as a single class.

                                Directors and executive officers of Holdings owning as of August 1, 1995 approximately 77.98% of the Holdings Common Stock in the aggregate have expressed an intention to vote in favor of the various proposals.

                                The Acquisition

The Acquisition .............   Pursuant to the Acquisition Agreement, TBWA will
                                acquire  assets  of  Holdings  and   Advertising
                                relating to their  advertising  businesses  (the
                                "Businesses") for  consideration  payable by the
                                issuance to Holdings and  Advertising  of shares
                                of Omnicom Common Stock for  distribution to the
                                Holdings Stockholders and the Rightsholders, and
                                the   assumption  by  TBWA  of   liabilities  of
                                Holdings   and   Advertising   relating  to  the
                                Businesses.

                                The shares of Omnicom Common Stock to be issued to Holdings and Advertising shall be valued at the "Market Value" (which shall be determined by the average of the closing prices per share of Omnicom Common Stock reported on the New York Stock Exchange for the 20 consecutive trading days ending three business days immediately prior to the Closing Date under, and as

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                                       6
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                                defined  in,  the  Acquisition  Agreement).  The
                                number of shares of Omnicom  Common  Stock to be
                                issued  shall  be  calculated   and  applied  as
                                follows:

                                    (a) TBWA will pay Holdings shares of Omnicom
                                        Common Stock having an aggregate  Market
                                        Value of (x) if the  Closing  is held on
                                        or  prior  to  October  31,  1995,   (i)
                                        $11,180,563 plus (ii) an amount equal to
                                        $2,418  multiplied by the number of days
                                        in the period  commencing on the Closing
                                        Date and ending on October 31, 1995,  or
                                        (y) if the Closing is held after October
                                        31, 1995 and on or prior to December 31,
                                        1995,  (iii)  $11,930,880  plus  (iv) an
                                        amount equal to $2,418 multiplied by the
                                        number of days in the period  commencing
                                        on  the  Closing   Date  and  ending  on
                                        December  31,  1995.   Of  this  Omnicom
                                        Common Stock,  shares having such Market
                                        Value as may be necessary to insure the satisfaction of obligations of Holdings and Advertising to the Rightsholders, will be contributed to Advertising (the "Contributed Stock").

                                    (b) TBWA  will  pay  Advertising  shares  of
                                        Omnicom Common Stock having an aggregate
                                        Market Value of $14,000,000.

                                It is anticipated that the Closing Date will occur on August 31, 1995, which would result in an aggregate purchase price of $25,328,061. Nevertheless, the aggregate purchase price could range from $26,078,378 to $25,930,880 if the
                                Closing is held between November 1, 1995 and December 31, 1995.



                                Although the Closing of the Acquisition is scheduled for August 31, 1995, it may be delayed beyond such date if all conditions of the Acquisition Agreement have not been satisfied or waived by such date. If this occurs, the Closing will be rescheduled to a date on or after November 1, 1995. At the time this Prospectus/Information Statement is being mailed, Omnicom has no reason to believe that the Closing Date will not be held on August 31, 1995, as scheduled. See "The Acquisition Agreement--The Acquisition--Closing Date".

                                Since the number of shares of Omnicom Common Stock which TBWA is required to deliver to Holdings and Advertising under the Acquisition Agreement is in part based upon the market value of Omnicom Common Stock measured over a specified period prior to Closing, the Holdings Stockholders will not be able to determine the number of shares of Omnicom Common Stock deliverable to Holdings and Advertising pursuant to the Acquisition Agreement at the time of the Special Meeting.

                                On the date on which Omnicom publishes financial results covering at least 30 days of combined operations for Omnicom and the Businesses (the "Distribution Date"), the shares of Omnicom Common Stock paid to Holdings and to Advertising will be distributed as follows:

                                    (a) Ten percent of the Omnicom  Common Stock
                                        paid to Holdings  (after  deducting  the
                                        Contributed  Stock)  and to  Advertising
                                        (including    ten    percent    of   the
                                        Contributed Stock) will be placed into an escrow account (the "General Escrow


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                                       7
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                                        Fund")  under  the  terms  of an  escrow
                                        agreement (the "Escrow Agreement") among
                                        TBWA,  Holdings,   Advertising  and  The
                                        Chase  Manhattan  Bank,  N.A., as escrow
                                        agent (the "Escrow  Agent"),  to provide
                                        for    payment    of     indemnification
                                        obligations to Omnicom and TBWA arising out of the Acquisition Agreement more fully described under "Escrow Agreement and Indemnification Obligations".

                                    (b) Shares of Omnicom  Common Stock having a
                                        Market Value of $1,700,000,  contributed
                                        by  Holdings  and  Advertising  on a pro
                                        rata  basis,  will  be  placed  into  an
                                        additional  escrow account (the "Special
                                        Escrow Fund") under the Escrow Agreement
                                        to   provide    for   the   payment   of
                                        indemnification  obligations  to Omnicom
                                        and  TBWA  relating  to an  asset  whose
                                        collectibility  could not  reasonably be
                                        assured   at   the    signing   of   the
                                        Acquisition  Agreement (the "Indemnified
                                        Receivable").

                                    (c) Five percent of the Omnicom Common Stock
                                        paid to Holdings  (after  deducting  the
                                        Contributed  Stock) will be delivered to
                                        the   Liquidating   Trust  to  fund  the
                                        payment and  satisfaction of obligations
                                        and    liabilities   of   Holdings   and
                                        Advertising   as  shall  not  have  been
                                        assumed  by TBWA  under the  Acquisition
                                        Agreement;   and  five  percent  of  the
                                        Omnicom Common Stock paid to Advertising
                                        (including    five    percent   of   the
                                        Contributed Stock)  will be delivered to
                                        a separate escrow fund (the "Liquidating
                                        Trust Escrow Fund") to fund (together on
                                        a  pro  rata  basis  with  the  Holdings
                                        Stockholders)     the     payment    and
                                        satisfaction of Liabilities of Holdings and Advertising as shall not have been assumed by TBWA under the Acquisition Agreement.

                                    (d) The  remainder  of  the  Omnicom  Common
                                        Stock held by Holdings will be delivered
                                        to the  holders of the  Holdings  Common
                                        Stock pro rata in accordance  with their
                                        respective   shareholdings;    and   the
                                        remainder of the Omnicom Common Stock held by Advertising will be delivered to the Rightsholders pro rata in accordance with their respective interests.

                                    (e) After the distribution by Advertising to
                                        the   Rightsholders,    Holdings   shall
                                        consummate the sale of the capital stock
                                        of    Advertising    pursuant   to   the
                                        Advertising Stock Sale Agreement.

                                See "The Acquisition Agreement--The Acquisition-- Determination of Acquisition Price", "--Renegotiation of Acquisition Price", "--Payment of Obligations to Rightsholders" and "--The Escrow Agreement"; "The Acquisition Agreement--Other Terms and Conditions of the Acquisition Agreement--Indemnification"; and
                                "The Advertising Stock Sale Agreement".

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                                       8
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Distribution Date ...........   The  distributions  of  the  shares  of  Omnicom
                                Common Stock by Holdings and Advertising will not occur until the "Distribution Date". The
                                Distribution   Date   will   be  the   date   of
                                publication by Omnicom of financial results covering at least 30 days of combined operations for Omnicom and the Businesses after the Closing Date, provided that if the Closing occurs on or prior to August 31, 1995, the Distribution Date
                                will  be  the   earlier  of  the  date  of  such
                                publication and October 30, 1995 (whether or not such financial results are published). Assuming the Closing occurs on or before August 31, 1995, the earliest that such financial results would be published is October 26, 1995. Holdings is requiring that the shares of Omnicom Stock received by Holdings and Advertising at the
                                Closing   not   be    distributed    until   the
                                Distribution Date to any Holdings Stockholder or Rightsholder who is deemed to be an "affiliate" (as such term is understood under the Securities
                                Act) so that it may obtain the tax treatment that it desires and is not distributing such
                                shares    to    the    non-affiliate    Holdings
                                Stockholders and Rightsholders at the time of the Closing because it is administratively more convenient have one distribution date. During the period from the Closing Date through the Distribution Date, Holdings Stockholders and Rightsholders will bear the risk of fluctuations in the market price of the Omnicom Common Stock.


Payment of Obligations
to Rightsholders ............   In 1993 and 1988,  Holdings adopted the EAR Plan
                                and  EPU  Plan,  respectively,  and  has  issued
                                awards under such Plans.  If the employment of a
                                participant is terminated  for any reason,  then
                                under   the   terms  of  the  EAR   Plan,   such
                                participant shall have the right, but not the obligation, to cause Holdings or Advertising to, and under the EPU Plan Holdings or Advertising shall, redeem vested units for cash in each case at their book value as at the end of the most recent fiscal quarter. At April 30, 1995, such book value was less than zero. However, in the event of a liquidation, with respect to their priority, each EAR and EPU shall be deemed equivalent in value to one share of Holdings
                                Common Stock and shall be treated in the same manner as Holdings Common Stock.

                                Therefore, Rightsholders will receive shares of Omnicom Common Stock as payment under such Plans, subject to the same terms and conditions as if they were Holdings Stockholders, including without limitation the escrow and indemnification provisions more fully described herein.

Per Share and Per Right
Consideration ...............   The total  value of Omnicom  Common  Stock to be
                                paid  by  TBWA  to  Holdings   and   Advertising
                                pursuant to the  Acquisition  Agreement  will be
                                dependent  on when the  Closing  Date occurs (as
                                described  above  and as  more  fully  described
                                under    "The     Acquisition     Agreement--The
                                Acquisition--Determination     of    Acquisition
                                Price").  In  order  to make  certain  estimates
                                relating to the  consideration to be paid to the
                                Holdings   Stockholders  and  the  Rightsholders
                                which      are       included       in      this
                                Prospectus/Information  Statement,  it has  been
                                assumed  that the  Closing  Date  will  occur on
                                August  31,  1995  and the  Market  Value of the
                                Omnicom Common Stock will be $563/8. Based on an
                                estimated    total    acquisition    price    of
                                $25,328,061, after deposits are made on behalf of the Holdings Stockholders and Rightsholders into the General Escrow Fund, the Special Escrow
                                Fund, the Liquidating  Trust and the Liquidating
                                Trust Escrow Fund (as applicable), each holder of Class A Common Stock, Class B Common Stock,
                                EPUs and EARs will be entitled to receive in a liquidating distribution, per share of Holdings
                                Common Stock or per EPU or EAR, shares of Omnicom Common Stock with a value (determined in accordance with the terms of the Acquisition
                                Agreement) equal to $0.178. The remaining shares of Omnicom Common Stock received by Holdings and Advertising will be used to fund the Liquidating
                                Trust and the Liquidating Trust Escrow Fund, which will be responsible for taxes and the

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                                       9
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                                expenses of winding up the affairs of  Holdings,
                                as well as possible contingent liabilities, and to fund the General Escrow Fund and the Special Escrow Fund (individually sometimes referred to as an "Escrow Fund" and collectively as the "Escrow Funds"). Based upon current estimates of taxes and expenses, if there were no claims for indemnification or other contingent liabilities, each Holdings Stockholder and Rightsholder would be entitiled to receive upon the release of such funds from the applicable trust and/or escrows shares of Omnicom Common Stock with an aggregate value (determined in accordance with the terms
                                of   the   Acquisition   Agreement)   equal   to
                                approximately $0.037, for a total per share or per unit value equal to approximately $0.215.

                                Since the amounts held in such escrows and such trust are subject to claims in respect of contingent liabilities, there can be no assurances that amounts held therein will in fact be distributed to Holdings Stockholders and Rightholders.

                                See   "The   Plan  of   Liquidation--Liquidating
                                Distribution  to  Holdings   Stockholders"   and
                                "--Liquidating Distribution to Rightsholders".

Escrow Agreement and
Indemnification  Obligations    The obligation of Holdings to indemnify  Omnicom
                                and TBWA against losses and damages may arise in
                                one  of  two  ways:   pursuant  to  the  general
                                indemnification     obligations     under    the
                                Acquisition   Agreement,   or  as  a  result  of
                                inaccurate or misleading information supplied by Holdings for use in this Prospectus/Information
                                Statement.

                                The indemnification obligations of Holdings under the Acquisition Agreement will be limited to and satisfied solely from the Escrow Funds under the Escrow Agreement (such that neither Omnicom nor TBWA nor any of their affiliates will have any recourse for the payment of any losses or other damages of any kind against Holdings or Advertising or their respective affiliates or past, present or future directors, officers or employees or the Holdings Stockholders or Rightsholders, nor shall any of such persons be personally liable for any such losses or damages). The General Escrow Fund will be separated into two sub-accounts: the "Stockholders General Escrow Fund" and the "Rightsholders General Escrow Fund". Indemnification obligations to be satisfied out of the General Escrow Fund will terminate on the earlier of the first independent audit report, if any, of TBWA and the Businesses following the Closing Date or one year from the Closing Date (except that claims asserted in writing on or prior to such date will survive until they are decided and are final and binding on the parties). The Special Escrow Fund will also be separated into two sub-accounts: the "Stockholders Special Escrow Fund" and the "Rightsholders Special Escrow Fund". Indemnification obligations to be satisfied out of the Special Escrow Fund will terminate no later than the second anniversary of the Closing under the Acquisition Agreement (except that claims asserted in writing on or prior to such date will survive until they are decided and are final and binding on the parties). Following the termination of the Escrow Agreement, shares then remaining on deposit in the Stockholders General and Special Escrow Funds and the Rightsholders General and Special Escrow Funds, respectively, will be distributed to the Liquidating Trust and the Liquidating Trust Escrow Fund in each case

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                                to satisfy contingent liabilities of Holdings in
                                accordance with the Liquidating Trust Agreement and the Liquidating Trust Escrow Agreement, respectively. Each sub-account of an Escrow Fund
                                will   satisfy   its  pro  rata   share  of  the
                                applicable category of losses based on the number of shares of Omnicom Common Stock then on
                                deposit  in  such   account.   For  purposes  of
                                satisfying any claims, each share of Omnicom Common Stock deposited in any Escrow Fund will be valued at the Market Value, regardless of actual fluctuations in the market value of the Omnicom Common Stock after the Closing Date.

                                The indemnification obligations of Holdings which may arise to the extent it furnishes inaccurate or incomplete information for inclusion in the Prospectus/Information Statement are not limited to amounts on deposit in the Escrow Funds nor to the limited periods of survival.

Deposit and Pledge
Agreement ...................   The  applicable  shares of Omnicom  Common Stock
                                will be  deposited  into the Escrow Funds on the
                                Distribution  Date.  Prior  to  such  time,  the
                                applicable  shares of Omnicom  Common Stock will
                                be delivered by Holdings and  Advertising to The
                                Chase  Manhattan  Bank,  N.A.,  as deposit agent
                                (the "Deposit Agent"),  pursuant to the terms of
                                a deposit and pledge  agreement  among  Omnicom,
                                TBWA,  Holdings,  Advertising  and  the  Deposit
                                Agent (the "Deposit and Pledge  Agreement"),  to
                                be held as security for the  fulfillment  of the
                                obligation  of  Holdings  and   Advertising   to
                                deliver the said shares into such Escrow Funds.

Arrangements with Respect to
Holdings Preferred Stock ....   On July 10, 1995,  the Trustee of the  Chiat/Day
                                Profit  Sharing  and  401(k)  Plan (the  "Profit
                                Sharing Plan"), the sole record owner of the preferred stock, cumulative, $.01 par value per share, of Holdings (the "Holdings Preferred
                                Stock"), pursuant to an Agreement dated as of May 9, 1995 between Holdings and the Trustee of the Profit Sharing Plan (the "Profit Sharing
                                Plan Purchase Agreement"), sold to Holdings for a cash payment of $14,081,773.93 all the shares of Holdings Preferred Stock it owned. Holdings paid for such shares by obtaining a loan which was guaranteed by Omnicom.

            Other Terms and Conditions of the Acquisition Agreement

Financial Actions ...........   Between  the date of the  Acquisition  Agreement
                                and  the   Closing   Date,   certain   financial
                                arrangements  are  required  to occur:  (i) TBWA
                                shall  lend   Holdings   $55,000,000   and  lend
                                Advertising  $1,000,000 on reasonable commercial
                                terms  and  pursuant  to   financing   documents
                                reasonably acceptable to the parties thereto and
                                in  substantially  the form of the  Amended  and
                                Restated Credit  Agreement  between Holdings and
                                Omnicom,  among others,  more fully described in
                                "The Transactions--Background of and Reasons for
                                the   Transactions;   Recommendations   of   the
                                Holdings  Board  of  Directors"  below,  and the
                                documents ancillary thereto; (ii) Holdings shall
                                make a  capital  contribution  of not less  than
                                $55,000,000    to    Advertising;    and   (iii)
                                Advertising shall repay in full all outstanding principal, together with accrued interest, of its 8.17% Junior Subordinated Installment Notes, its 13.25% Junior Subordinated Notes, its 13.25%
                                Senior Subordinated Notes, and the notes issued under the Amended and Restated Credit Agreement, which principal and interest amounts would equal approximately $53,600,000 in the aggregate at August 31, 1995.

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Conditions to the
Acquisition .................   The obligations of Omnicom,  TBWA,  Holdings and
                                Advertising  to consummate the  Acquisition  are
                                subject to the  satisfaction  of certain  mutual
                                conditions,   including,   without   limitation:
                                obtaining the requisite approval of the Holdings
                                Stockholders;   the   absence  of  any   pending
                                litigation,  proceeding,  investigation or claim
                                by governmental  authorities seeking to restrain
                                or   invalidate   the    consummation   of   the
                                Acquisition; the Registration Statement having been declared effective by the SEC and not subject to a stop order or threatened stop order and the Omnicom Common Stock being registered thereunder having been approved for listing on the New York Stock Exchange.

                                The obligations of Omnicom and TBWA to consummate the Acquisition are also subject to the satisfaction of certain additional conditions including, without limitation: the SEC not having objected to Omnicom's treatment of the acquisition of the Businesses as a pooling-of-interests for accounting purposes; Advertising continuing to be the advertising agency of record for certain key clients, or, with respect to some of these clients, Advertising having replaced a loss of any such client with an account of similar size (measured by revenues); the receipt by Holdings of letters from Rightsholders who own in the aggregate at least 83% of the outstanding EARs and EPUs on the Closing Date, which group must include all Rightsholders who are also Holdings Stockholders, to the effect that they will not raise any objection to the payment of their outstanding awards being made in shares of Omnicom Stock and their corresponding participation in the indemnification obligations of Holdings (each, a "Consent Letter"); the execution of employment agreements with TBWA or one of its affiliates by each of Robert Kuperman, Thomas Patty, Adelaide Horton, Ira
                                Matathia, Steven Hancock and Robert Wolf, and the execution of non-competition agreements by each of such individuals; there not having been a material and adverse change in the Businesses; and if the Closing is on or after November 1, 1995, EBIT for the 1995 Fiscal Year is at least $13,500,000).

                                The obligations of Holdings and Advertising to effect the Acquisition are also subject to the satisfaction of certain additional conditions including, without limitation: TBWA or one of its affiliates having entered into each of the employment agreements described above; and TBWA having assumed the employment agreement between Holdings and Leland Clow and the employment and consulting agreement between Holdings and Jay Chiat (and TBWA having validly assigned Mr.
                                Chiat's contract to Omnicom); and, if the Closing being after August 31, 1995, that the Annualized Revenues of Holdings and its subsidiaries for the 1995 Fiscal Year, shall not be greater than $100,000,000 and EBIT of Holdings and its subsidiaries for the 1995 Fiscal Year is not reasonably expected to exceed $17,200,000.

                                See "The Acquisition Agreement--Other Terms and Conditions of the Acquisition Agreement", "The Acquisition Agreement --The Acquisition-- Renegotiation of Acquisition Price" and "The Transactions--Interests of Certain Persons in the Transactions -- Employment and Consulting Agreements; Non-Competition
                                Agreements".

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Termination of the
Acquisition Agreement .......   The  Acquisition  Agreement  may  be  terminated
                                under  certain  circumstances,   notwithstanding
                                approval  of the  Acquisition  by  the  Holdings
                                Stockholders,  (i)  by  mutual  consent  of  the
                                Boards of Directors of Omnicom,  TBWA,  Holdings
                                and  Advertising  or (ii) by either  Omnicom and
                                TBWA or by Holdings and Advertising (a) if there
                                has  been  a  breach   of  any   representation,
                                warranty or covenant by the other party and such
                                breach is not cured  within 30 days after notice
                                of such  breach,  unless  such  breach  does not
                                materially  adversely  affect  the  business  or
                                assets of the breaching  party or the ability of
                                any   or  all   parties,   to   consummate   the
                                transactions  contemplated  by  the  Acquisition
                                Agreement,  (b) if a final,  nonappealable order
                                or judgment is issued enjoining the transactions
                                contemplated  by the Acquisition  Agreement,  or
                                (c) if the  Acquisition  is not  consummated  by
                                December  31, 1995 or at any time after  October
                                31,  1995 if the  conditions  to  such  parties'
                                obligation to close shall have become  incapable
                                of being  satisfied by December  31,  1995.  See
                                "The  Acquisition   Agreement--Other  Terms  and
                                Conditions of the Acquisition Agreement".

Operation of the Businesses
After the Closing under the
Acquisition  Agreement ......   After  the   Closing   under   the   Acquisition
                                Agreement,  the Businesses will be combined with
                                the TBWA  International  network of companies to
                                form a combined full service  operating  network
                                operating as one integrated unit. The integrated
                                unit  will   operate   under   the  name   "TBWA
                                Chiat/Day"   in   North   America.    See   "The
                                Transactions--Interests of Certain Persons in the Transactions."

                                 The Amendment
Change of Holdings'
Corporate Name ..............   The Holdings  Certificate  sets forth  Holdings'
                                corporate  name  as  "Chiat/Day  Holdings  Inc."
                                Following  the  Closing  under  the  Acquisition
                                Agreement, TBWA will own all rights of Holdings in and to the "Chiat/Day" name, and Holdings has agreed that immediately following the Closing thereunder it would change its corporate name to a name not including the "Chiat/Day" designation or any variation thereof. Under the proposed amendment, Holdings name will be changed to "CDH
                                Corporation".  See  "Proposed  Amendment  of the
                                Holdings Certificate."

                                The Liquidation

Dissolution .................   Following  the  Closing  under  the  Acquisition
                                Agreement,   Holdings   will  be   dissolved  in
                                accordance with the procedures  prescribed under
                                the  Delaware   General   Corporation  Law  (the
                                "DGCL").   Upon   dissolution,   Holdings   will
                                establish the Liquidating Trust, the trustees of
                                which  will  have  the   authority  to  wind  up
                                Holdings' affairs.

Establishment and Operation
of  Liquidating Trust .......   The  Liquidating  Trust  will  hold  all  of the
                                assets of Holdings  remaining  after the initial
                                distributions  of Omnicom Common Stock described
                                above under "--The Acquisition" (these remaining
                                assets are expected to be nominal).  Pursuant to
                                the  terms of the  Liquidating  Trust  Agreement
                                governing  the  operation  of  the   Liquidating
                                Trust,  each  share of  Holdings  Common  Stock,
                                regardless   of  class,   shall  have  an  equal
                                interest in the Liquidating Trust.

                                The Liquidating Trust will be funded, on behalf of the Holdings Stockholders, with five percent of the Omnicom Common Stock paid by TBWA to

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                Holdings as part of the acquisition price under the Acquisition Agreement (after deducting the Contributed Stock). The Liquidating Trust may also receive from time to time, on behalf of the Holdings Stockholders, distributions of Omnicom Common Stock pursuant to the terms of the Escrow Agreement.

                                The Liquidating Trustees will distribute the assets in the Liquidating Trust to the Holdings Stockholders, pro rata in accordance with their interests, as expeditiously as possible, provided that adequate reserves shall be taken for Trust Liabilities (as defined below), expenses of the Liquidating Trustees (which shall include ordinary and customary expenses) and to make distributions to any missing beneficiaries. Payments made from the Liquidating Trust to satisfy such liabilities will be reimbursed in part from the Liquidating Trust Escrow Fund.

                                See  "The  Plan  of  Liquidation--General"   and
                                "--Operation of the Liquidating Trust".

The Liquidating
Trust Escrow Fund ...........   The  Liquidating   Trust  Escrow  Fund  will  be
                                funded,  on  behalf of the  Rightsholders,  with
                                five percent of the Omnicom Common Stock paid by
                                TBWA to Advertising  as part of the  acquisition
                                price under the Acquisition Agreement (including
five  percent  of the  Contributed  Stock).  The
                                Liquidating  Trust  Escrow Fund may also receive
                                from   time   to   time,   on   behalf   of  the
                                Rightsholders,  distributions  of Omnicom Common
                                Stock  pursuant  to  the  terms  of  the  Escrow
                                Agreement.

                                The Liquidating Trust Escrow Fund will be used to satisfy the Rightsholders' share of Trust Liabilities.

                                Whenever the Liquidating Trustee makes a distribution of trust property to the Holdings Stockholders, a proportionate amount of the Liquidating Trust Escrow Fund will be distributed to the Rightsholders, pro rata in accordance with their interests.

                                See "The Plan of Liquidation--The Liquidating Trust Escrow".

                              Other Considerations

Recommendation of the Board
of Directors of  Holdings ...   The Board of Directors of Holdings, by unanimous
                                vote, approved each of the matters constituting part of the Transactions, and recommends the approval of each of such matters by the Holdings
                                Stockholders.

Interests of Certain Persons
in the Transactions .........   As of August 1, 1995,  directors  and  executive
                                officers   of   Holdings   owned  of  record  an
                                aggregate of 77.98% of the outstanding shares of
                                Holdings   Common   Stock.   Accordingly,    the
                                Transactions   can  be   approved   without  the
                                affirmative   vote   of   any   other   Holdings
                                Stockholders.   Each  of  such   directors   and
                                executive officers has expressed an intention to vote the shares of Holdings Common Stock owned by him or her in favor of the Transactions.

                                As of August 1, 1995, directors and executive officers of Holdings owned of record an aggregate of 84.44% of the outstanding awards under the EAR and EPU Plans. Each of such directors and executive officers have executed and delivered to Holdings his or her Consent Letter as described above.

                                For  a  description  of  certain   interests  of
                                certain  directors  and  executive  officers  of
                                Holdings in the Transactions that are in addition to the interests of Holdings

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                Stockholders      generally,       see      "The
                                Transactions--Interests of Certain Persons in the Transactions".

Accounting Treatment.........   The Acquisition will be accounted for by Omnicom
                                as    a    pooling-of-interests.     See    "The
                                Transactions--Accounting Treatment".

Federal Income
Tax Consequences ............   The Acquisition will be a taxable transaction to
                                Holdings and Advertising;  and the distributions
                                pursuant  to the Plan of  Liquidation  will be a
                                taxable transaction to Holdings Stockholders and
                                Rightsholders.  Holders of Class A Common  Stock
                                and of Class B Common Stock issued in July, 1989
                                pursuant to a certain stock  purchase  agreement
                                between  Holdings  and  certain  management  and
                                other  investors  ("Mojo B Common  Stock")  will
                                recognize  gain  or  loss  as a  result  of  the
                                Transactions equal to the difference between the
                                sum of (i) the fair market  value of all Omnicom
                                Common Stock  received  (whether  distributed or
                                placed   in  the   Liquidating   Trust   or  the
                                Stockholders  General or Special  Escrow  Funds)
                                plus (ii) the cash  received  in  respect of any
                                fractional  shares,  and their adjusted basis in
                                the Class A Common Stock or Mojo B Common Stock.
                                Holders of Class B Common  Stock  other than the
                                Mojo B Common Stock will recognize  compensation
                                income equal to the excess of the sum of (a) the
                                fair market  value of the Omnicom  Common  Stock
                                received  (whether  distributed or placed in the
                                Liquidating Trust or the Stockholders General or
                                Special Escrow Funds) plus (b) the cash received
                                in respect of any  fractional  shares,  over the
                                sum of (x) the  amount  paid for  their  Class B
                                Common  Stock,  and (y) the  amount,  if any, of
                                ordinary   income  which  they  have  previously
                                recognized  in respect  of their  Class B Common
                                Stock.

                                Each Holdings Stockholder's share of the income (including dividends on the Omnicom Common Stock), gain or loss realized by the Liquidating Trust or the Stockholders General or Special Escrow Funds will be recognized by such Holdings Stockholder (whether or not distributed) in computing his or her federal income tax.

                                Rightsholders will recognize compensation income equal to the fair market value of the Omnicom Common Stock received (whether distributed or placed in the Liquidating Trust Escrow Fund or the Rightsholders General or Special Escrow Funds) plus the cash received in respect of any fractional shares. Each Rightsholder's share of the income (including dividends on the Omnicom Common Stock), gain or loss realized by the Liquidating Trust Escrow Fund or the Rightsholders General or Special Escrow Funds will be recognized by such Rightsholder (whether or not distributed) in computing his or her federal income tax.

                                See  "Federal  Income  Tax  Consequences  of the
                                Sales   of   Assets    and    Dissolution    and
                                Liquidation".


                                IT IS RECOMMENDED THAT EACH HOLDINGS STOCKHOLDER AND RIGHTSHOLDER CAREFULLY REVIEW THE MATTERS DISCUSSED UNDER THE CAPTION "FEDERAL INCOME TAX CONSEQUENCES OF THE SALES OF ASSETS AND DISSOLUTION AND LIQUIDATION" AND CONSULT HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE TRANSACTIONS TO HIM OR HER.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



Regulatory Approvals ........   Omnicom  and  Holdings  filed  notification  and
                                report   forms   under   the   Hart-Scott-Rodino
                                Antitrust  Improvements  Act of 1976, as amended
                                (the  "Hart-Scott-Rodino  Act") with the Federal
                                Trade  Commission  (the "FTC") and the Antitrust
                                Division   of  the   Justice   Department   (the
                                "Antitrust  Division") on June 27, 1995 and June
                                28,  1995,  respectively,  and each was  advised
                                that   there  was  early   termination   of  the
                                applicable  waiting period on July 11, 1995. See
                                "The Transactions--Regulatory Approvals".

Resale Restrictions .........   Resales  of  Omnicom  Common  Stock by  Holdings
                                Stockholders or Rightsholders  who are deemed to
                                be  "affiliates"  (as  such  term is  understood
                                under the  Securities  Act) of Holdings prior to
                                the   Acquisition  may  be  subject  to  certain
                                restrictions.  See  "The  Transactions--  Resale
                                Restrictions".

No Dissenters' Rights           Holders  of  Holdings   Common   Stock  are  not
                                entitled to dissenters' rights under the DGCL in
                                connection  with  the  Transactions.   See  "The
                                Transactions--No Dissenters' Rights".

--------------------------------------------------------------------------------

                           COMPARATIVE PER SHARE DATA


     Set forth below are unaudited income from continuing operations, cash dividends declared and book value per common share data of Omnicom and Holdings on both historical and pro forma combined bases. Pro forma combined income from continuing operations per share is calculated under the pooling-of-interests accounting method and assumes that the Acquisition had occurred immediately prior to the period being reported upon. Since Omnicom is on a calendar year for financial reporting purposes, while Holdings' fiscal year ends on October 31, the combined results for the three months ended March 31, 1995 and for each year in the three years ended December 31, 1994, respectively, reflect Omnicom's results for those periods and Holdings' results for the three months ended January 31, 1995, and for each year in the three years ended October 31, 1994. Pro forma combined cash dividends declared per share reflects Omnicom cash dividends declared in the periods indicated. The per share equivalent pro forma combined data has been calculated based upon the material assumptions that the aggregate acquisition price will be $25,328,061, and the Market Value of the Omnicom Common Stock will be $563/8. The information set forth below should be read in conjunction with the respective audited and unaudited financial statements of Omnicom and of Holdings included in this Prospectus/Information Statement.


                                                                   As of  March 31, 1995                  As of December 31, 1994
                                                                   ---------------------                  -----------------------
Book Value per Share:
    Omnicom ...........................................                    $ 15.86                               $ 14.96
    Holdings ..........................................                    $ (1.62)                              $ (1.60)
    Pro forma .........................................                    $ 13.29                               $ 12.45
    Equivalent pro forma .............................                     $  0.05                               $  0.05

                                                                                                Year Ended December 31,
                                                            Three Months ended         ---------------------------------------------
                                                              March 31, 1995            1992               1993                1994
                                                            ------------------         ------             ------              ------
Cash Dividends Declared
   per Share:
    Omnicom ..........................................             $ 0.31              $ 1.21             $ 1.24              $ 1.24
    Holdings .........................................               --                  --                 --                  --
    Pro forma ........................................             $ 0.31              $ 1.21             $ 1.24              $ 1.24
    Equivalent pro forma .............................               --                  --                 --                  --

Net Income per Share:

    Omnicom:
      Primary ........................................             $ 0.68              $ 2.31             $ 2.79              $ 3.15
      Fully Diluted ..................................             $ 0.68              $ 2.20             $ 2.62              $ 3.07

    Holdings:
      Primary ........................................             $(0.03)             $ 0.03             $(0.39)             $ 0.11
      Primary (including
        EPUs and EARs) ...............................             $(0.03)             $ 0.02             $(0.39)             $ 0.05

    Pro forma:
      Primary ........................................             $ 0.65              $ 2.35             $ 2.14              $ 3.23
      Fully Diluted ..................................             $ 0.65              $ 2.24             $ 2.09              $ 3.14

    Equivalent Pro Forma:
      Primary ........................................               --                $ 0.01             $ 0.01              $ 0.01
      Fully diluted ..................................               --                $ 0.01             $ 0.01              $ 0.01

                               MARKET PRICE DATA

     There is no public market for Holdings Common Stock. Holdings has not declared or paid any cash dividends on any shares of Holdings Common Stock in the current fiscal year, or in any of the periods presented in "Selected Financial Data of Holdings". In the event that the Acquisition is not consummated, it is not expected that any cash dividends would be paid on any shares of Holdings Common Stock in the foreseeable future.

     Omnicom Common Stock is listed on the NYSE. The table below sets forth, for the calendar quarters indicated, the reported high and low sale prices of Omnicom Common Stock as reported on the NYSE Composite Tape, in each case based on published financial sources, and the dividends paid per share on the Omnicom Common Stock for such periods.

                                                        Omnicom Common Stock
                                                    ----------------------------
                                                    High        Low    Dividends
                                                    ----        ---    ---------
1993
  First Quarter ..............................     47 1/2      38 3/8      .310
  Second Quarter .............................     47 1/4      38 1/4      .310
  Third Quarter ..............................     46 1/4          37      .310
  Fourth Quarter .............................     46 1/2      41 1/2      .310

1994
  First Quarter ..............................     49 7/8      43 3/4      .310
  Second Quarter .............................     49 1/2      44 7/8      .310
  Third Quarter ..............................     51 1/2      48          .310
  Fourth Quarter .............................     53 3/4      49          .310


1995
  First Quarter ..............................     56 7/8      50          .310
  Second Quarter .............................     62          53 7/8      .310
  Third Quarter (through July 31, 1995) ......     62 3/4      58 5/8


     On May 10, 1995, the last full trading day prior to the execution and delivery of the Acquisition Agreement, the closing price of Omnicom Common Stock on the NYSE Composite Tape was $56 3/8 per share.


     On July 31, 1995, the most recent practicable date prior to the printing of this Prospectus/Information Statement, the closing price of Omnicom Common Stock on the NYSE Composite Tape was $60 3/8 per share.

     On July 31, 1995, the most recent practicable date prior to the printing of this Prospectus/Information Statement, there were approximately 2,481 holders of record of Omnicom Common Stock and no holders of record of Omnicom's Preferred Stock, par value $1.00 per share. The Acquisition will not affect the amount and will not materially affect the percentage holdings of (i) any person known to Omnicom to be the beneficial owner of more than five percent of Omnicom Common Stock, (ii) any director of Omnicom, or (iii) all directors and officers of Omnicom as a group.

     Omnicom is not aware of any restrictions on its present or future ability to pay dividends. However, in connection with certain borrowing facilities entered into by Omnicom and its subsidiaries (see Note 7 of the Notes to Consolidated Financial Statements of Omnicom Group Inc.), Omnicom is subject to certain restrictions on its current ratio, the ratio of net cash flow to consolidated indebtedness, and the ratio of total consolidated indebtedness to total consolidated capitalization.

                              THE SPECIAL MEETING

                    Date, Time and Place of Special Meeting

     This Prospectus/Information Statement is being furnished to the holders of Class A Common Stock and the holders of Class B Common Stock in connection with the Special Meeting of Holdings Stockholders to be held on Tuesday, August 29, 1995, at the offices of Holdings, 180 Maiden Lane, New York, New York 10038, at 9:30 A.M., local time, and at any adjournment or postponement thereof.


     This Prospectus/Information Statement is first being mailed to the Holdings Stockholders on or about August 8, 1995.


                Business to Be Transacted at the Special Meeting

     At the Special Meeting, Holdings Stockholders will consider and vote upon the following matters (collectively, the "Holdings Vote Matters"):

          (i) a proposal to approve the sale by Holdings and Advertising of their assets and businesses pursuant to (i) the Acquisition Agreement and (ii) the Advertising Stock Sale Agreement;

          (ii) a proposal to amend the Holdings Certificate effective as of the Closing under the Acquisition Agreement to change its corporate name to CDH Corporation;

          (iii) the approval and adoption of the Plan of Liquidation, including the dissolution of Holdings, the creation of the Liquidating Trust pursuant to the Liquidating Trust Agreement and the appointment of the Liquidating Trustees; and

          (iv) such other proposals as may properly be brought before the Special Meeting or any adjournment thereof.

     None of the Holdings Vote Matters shall become effective unless all of the proposals are adopted by the requisite vote of the Holdings Stockholders.

     Each of the directors and executive officers of Holdings has expressed an intention to vote in favor of the Transactions.

                           Record Date, Voting Rights

     Only stockholders of record of Class A Common Stock and Class B Common Stock at the close of business on August 1, 1995 will be entitled to vote at the Special Meeting. On that date, there were issued and outstanding 13,527,269 shares of Class A Common Stock and 38,513,160 shares of Class B Common Stock. Each share of each class of Holdings Common Stock is entitled to one vote per share on the Holdings Vote Matters at the Special Meeting or any adjournment or postponement thereof.

                              Voting Requirements

     The presence of the holders of a majority of the voting power of all shares of Class A Common Stock and Class B Common Stock entitled to vote outstanding on the record date is necessary to constitute a quorum for the transaction of business at the Special Meeting.

     Under the DGCL and the Holdings Certificate, the affirmative vote of the holders of the majority of the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a class, will be required to approve the Holdings Vote Matters. Abstentions have the effect of negative votes.

                      Approval Under Holdings Certificate

     Under the Holdings Certificate, the approval of a majority of the holders of Class A Common Stock, excluding certain shares that were originally issued to Morgan Capital Corporation, is required for the sale of the assets pursuant to the Acquisition Agreement as well as certain transactions provided for herein with affiliated parties. See "The Transactions--Interests of Certain Persons in the Transaction". The holders of a majority of such Class A Common Stock have consented to such matters as provided in the Holdings Certificate and in the manner provided for in Holdings' by-laws and Section 228 of the DGCL.

                              Affiliate Ownership

      As of the Record Date, directors and executive officers of Holdings owned an aggregate of approximately 7,419,533 shares of Class A Common Stock and 33,159,475shares of Class B Common Stock, representing approximately 77.98% of the aggregate outstanding shares of Holdings Common Stock. Accordingly the Transactions can be approved by the affirmative vote of such persons even if all other Holdings Stockholders vote against the proposals. These persons have expressed an intention to vote in favor of the Transactions.


                                THE TRANSACTIONS

     (The information contained in this Registration Statement of which this Prospectus/Information Statement froms a part is qualified in its entirety by reference to the complete texts of the Acquisition Agreement, the Advertising Stock Sale Agreement, the Escrow Agreement, the Plan of Liquidation, the Liquidating Trust Agreement and the Liquidating Trust Escrow Agreement, which are filed as Exhibits thereto and are incorporated herein by reference.)

           Background of and Holdings' Reasons for the Transactions;
               Recommendation of the Holdings Board of Directors

Overview

     After the Closing, the Businesses will be combined with the TBWA International network of companies to form a combined advertising network operating as one integrated unit. In furtherance of this, the members of the TBWA International group operating under the TBWA name in North America will change their corporate names to include the designation "TBWA Chiat/Day". See "Interests of Certain Persons in the Transactions" for a description of the positions within this integrated network that will be held by certain executive officers of Holdings and its subsidiaries.

     The terms of the Acquisition, including the terms of the Escrow Agreement, are the result of arm's-length negotiation between representatives of Omnicom and TBWA and representatives of Holdings and Advertising.

Background of the Transactions

     In early 1993, Holdings commenced exploring strategic alternatives in order to expand internationally and reduce the debt on its balance sheet. These alternatives included possible strategic combinations with other advertising agencies and groups, including Omnicom. Preliminary discussions were held with parties  other  than  Omnicom  but  such  discussions  did not  lead to  serious negotiations. Holdings and Omnicom began informally discussing possible combinations in 1993 shortly after Omnicom acquired TBWA, but at such time these discussions did not advance to substantive negotiations and ceased. Since 1993, however, TBWA and Holdings frequently consulted with respect to their joint representation of Nissan.

     In late 1994 and January 1995, Holdings was engaged in discussions with potential lenders regarding the refinancing of its bank credit facility (the "Bank Credit Agreement") which was to mature in May 1995 and $11 million of Holding's 13.25% Senior Subordinated Notes which matured and were paid in full on August 1, 1995. The terms proposed by prospective institutional lenders included substantial penalties for early repayment and the equivalent of an equity participation in Holdings in the event that it were sold while such financing was outstanding. During the period Holdings was considering whether to accept such terms of refinancing, discussions with Omnicom were renewed and began to assume the characteristics of negotiations in January of 1995. Holdings realized that to proceed with the proposed refinancing would create significant obstacles to consummating any acquisition transaction. Instead, Omnicom agreed to assume the liabilities of the banks under the Bank Credit Agreement and extended the maturity until December 10, 1995 (as assumed and amended, the "Amended and Restated Credit Agreement").

     The negotiations with Omnicom concerning a possible combination with TBWA and Holdings continued through January and on February 1, the parties reached preliminary agreement in principle and a public announcement was made. The negotiations continued through March and April 1995 and culminated on May 11, 1995 in the execution of the definitive Acquisition Agreement and related documents following approval by the Board of Directors of each company.

Holding's Reasons for the Transactions

     The decision of the Board of Directors of Holdings to enter into the Acquisition was largely influenced by the Board's assessment of the perceived benefits of a strategic combination with TBWA in the United States and Europe as well as the limited growth opportunities of an independent Holdings in light of its highly leveraged balance sheet. The Board also took into consideration that the shareholders of Holdings, including the Profit Sharing Plan, had been holding for a significant period of time an illiquid investment in Holdings. The Board of Directors believes that the Acquisition offers a fair price for the assets of Holdings and Advertising, provides the Holdings Stockholders a liquid investment and that the combination with TBWA contemplated by the Acquisition provides an excellent strategic fit and the increased liquidity needed to capitalize on growth opportunities for the combined organization.

     The Holdings Board of Directors made its determination without the assistance of a financial advisor and without a "fairness opinion". Instead, the Holdings Board of Directors has relied upon its own experience and the knowledge of its management in assessing the advantages and disadvantages of the Transactions.

Recommendation of the Holdings Board of Directors

     For the reasons set forth above, the Holdings Board of Directors believes that the Transactions are fair to, and in the best interests of, Holdings and the Holdings Stockholders and recommends that the Holdings Stockholders vote FOR the approval of the sale of the assets and businesses of Holdings and Advertising pursuant to the Acquisition Agreement and the Advertising Stock Sale Agreement, FOR the approval of the amendment of the Holdings Certificate, and FOR the approval of the Plan of Liquidation.

                     Omnicom's Reasons for the Acquisition

     Omnicom's and TBWA's respective Board of Directors each believes that the Acquisition represents an opportunity for TBWA to strengthen its position as a major global advertising agency network without diminishing its overall financial strength. TBWA's international strength is concentrated outside of the United States, while Holdings and Advertising have a strong North American presence; the Acquisition is therefore a natural geographic fit which will expand TBWA's worldwide capabilities.

     The fit is also strategic from a client servicing perspective. Advertising is the advertising agency of record in the United States and Canada for the Nissan and Infiniti divisions of the Nissan Motor Corp.; while TBWA handles the Nissan business on a Pan European basis as well as the local business in 9 European countries. The Acquisition represents an opportunity to strengthen the Nissan relationship by being in a position to service this client throughout the world.

     The Boards of Directors of Omnicom and TBWA believe that the corporate cultures of the two networks will combine well, as both networks have historically placed their major emphasis on creative output. The Boards of Directors of TBWA and Omnicom also considered the potential synergies which would result in lower costs as a result of the combining of the operations.

     Omnicom has not retained an outside party to evaluate the proposed Acquisition but has instead relied upon the knowledge of its management in considering the financial aspects of the Acquisition.

     In reaching its conclusion, the Board of Directors of Omnicom and TBWA considered, among other things: (i) information concerning the financial performance, condition, business operations and prospects of each of Holdings and Advertising; and (ii) the proposed terms and structure of the Acquisition. It is anticipated that the Acquisition will be non-dilutive to Omnicom's results of operations. Accordingly, the Board of Directors of Omnicom has unanimously approved the Acquisition Agreement and the transactions contemplated thereby.

                Interests of Certain Persons in the Transactions

     (The following describes certain interests of the directors and executive officers of Holdings in the Transactions that are in addition to the interests of Holdings Stockholders generally.)

Employment and Consulting Agreements; Non-Competition Agreements

     Pursuant to the Acquisition Agreement, the employment and consulting agreement dated May 11, 1995 between Jay Chiat and Holdings will be assumed by TBWA and then assigned to Omnicom. Upon the completion of the Acquisition, Mr. Chiat will serve as a consultant under the employment and consulting agreement and will serve as such until the seventh anniversary of the Closing Date, and the agreement automatically extends until the earlier of the tenth anniversary of the Closing Date or such earlier date on which Holdings no longer maintains certain key client relationships. Mr. Chiat's compensation in Omnicom's opinion is reasonable for the services he is to render and in any event is significantly less than he was earning immediately prior to the Acquisition. Mr. Chiat will not be provided with any employee benefits. In addition, pursuant to the terms of the Acquisition Agreement, Mr. Chiat will enter into a non-competition agreement with Omnicom which will have a term of 10 years commencing on the Closing Date of the Acquisition. No additional consideration is being paid with respect to such non-competition agreement.

     Pursuant to the Acquisition Agreement, the employment agreement dated May 11, 1995 between Leland Clow and Holdings will be assumed by TBWA. Such employment agreement extends to December 31, 1998 and provides for annual salary compensation at the same levels as the predecessor employment agreement. Following the consummation of the Acquisition, Mr. Clow's salary level will be subject to increases in connection with the salary review procedures of TBWA and Mr. Clow will participate in TBWA bonus plans. Benefits substantially equivalent to those Mr. Clow was receiving under his predecessor employment agreement will also be provided. In addition, pursuant to the terms of the Acquisition Agreement, Mr. Clow will enter into a non-competition agreement with Omnicom which will have a term commencing on the Closing Date of the Acquisition and ending on the later of December 31, 1998 or two years after the termination of Mr. Clow's employment. No additional consideration is being paid with respect to such non-competition agreement.

     Pursuant to the Acquisition Agreement, TBWA or one of its affiliates will enter into employment agreements with Steve Hancock, the President/CEO of the Toronto office of Advertising, and each of the following key executive officers who are also directors of Holdings: Adelaide Horton; Robert Kuperman; Ira Matathia; and Tom Patty. It is anticipated that the employment agreements will have a term commencing on the Closing Date of the Acquisition and ending on December 31, 1998 and provide for annual salary compensation and fringe benefits substantially equivalent to those such persons were receiving immediately prior to the Acquisition. Such persons will also be eligible to participate in TBWA bonus plans. In addition, the Acquisition Agreement provides that Robert Wolf, also a director of Holdings, will enter into an employment agreement with Omnicom with a term ending on December 31, 1996. Mr. Wolf's employment agreement provides for the same annual salary he was receiving immediately prior to the Acquisition and benefits customarily provided by Omnicom to its employees.

     Pursuant to the terms of the Acquisition Agreement, the executives and directors listed in the first sentence of the immediately preceding paragraph and Mr. Wolf will enter into non-competition agreements with Omnicom which will have a term commencing on the closing date of the Acquisition and ending on the later of December 31, 1998 or two years after termination of the applicable party's employment. There is no additional consideration being paid in connection with these non-competition agreements.

     In connection with the Transactions, a 1987 deferred compensation arrangement between Advertising and Robert Kuperman will be canceled by the payment of the present value of the vested benefits thereunder. The liability for such vested benefits has already been recorded on the books of Advertising.

     The terms of the Acquisition Agreement permit Holdings and Advertising to pay to their directors and employees bonuses accrued for fiscal year 1994, and permit Advertising to accrue for bonuses for the 1995 Fiscal Year an amount up to 10% of profit from normal advertising operations before all federal, state, local and foreign income taxes and adjusted to exclude interest income and interest expense, with such accrual to be reviewed and adjusted upward or downward after completion of the 1995 Fiscal Year consistent with past practice (provided that for the period from the Closing Date through October 31, 1995, the accrual shall be based on the financial results of the Businesses as conducted by TBWA). Holdings has established a bonus pool of approximately

$2,500,000 with respect to fiscal year 1994, 40% of which will be allocated to its senior officers, all of whom are directors. Bonuses with respect to Fiscal Year 1995 have not yet been determined, but it is expected that all or a substantial portion of such bonuses will be paid to the same individuals. In addition, if such profits exceed budgeted amounts for the 1995 Fiscal Year, additional bonus payments will be made.

     Pursuant to the Acquisition Agreement, all other employees of Holdings or Advertising (many of whom are stockholders of Holdings) will be offered employment by TBWA or its affiliates on substantially equivalent terms as their employment prior to the Acquisition.

Other Agreements

     Prior to the Closing Date, Holdings will redeem its 8.17% Junior Subordinated Installment Notes due 2005 and its 13.25% Junior Subordinated Notes due 2005 (collectively, the "Junior Notes") at their face value plus accrued interest to the date of redemption. Jay Chiat, a director of Holdings, beneficially owns $3,522,000 in principal amount of the Junior Notes and will receive $5,328,001 as a result of this redemption. The funds required to redeem such notes shall be borrowed from TBWA; see "The Acquisition Agreement--Other Terms and Conditions of the Acquisition Agreement--Financial Actions."

     Pursuant to the Acquisition Agreement, certain works of art owned by Mr. Chiat will be leased to TBWA on the same basis as the art is currently leased for a nominal sum commencing on the consummation of the Acquisition. In connection with such lease, TBWA will pay for the costs of insuring such works of art against theft, loss and damage. The lease will be terminable upon one month's notice by either party thereto.

     Following the Distribution Date, Ms. Horton (together with any permitted assignees) will purchase from Holdings for $250,000 in cash, all of the issued and outstanding common stock of Advertising pursuant to the Advertising Stock Sale Agreement. At the time of such purchase, the only asset which Advertising will own will be its rights, through its ownership of all of the capital stock of Chiat/Day Direct Marketing, Inc., under the litigation entitled Chiat/Day Direct Marketing, Inc. f/k/a/ Perkins/Butler Direct Marketing Inc. v. National Car Rental Systems, Inc., No. 93 Civ. 2717 (S.D.N.Y.)(the "National Car Suit"). Pursuant to the Advertising Stock Sale Agreement, Holdings has agreed to indemnify Ms. Horton and Advertising for any losses incurred in respect of liabilities of Advertising not assumed by TBWA under the Acquisition Agreement. To the extent that Holdings were unable to fully indemnify Ms. Horton and Advertising, any recovery from the National Car Suit received by Advertising would be at risk. The Board of Directors of Holdings believes that the sale of Advertising toMs. Horton is on terms no less favorable to Holdings than would result from an arms-length negotiation conducted with unrelated parties. See "The Advertising Stock Sale Agreement".

     David C. Wiener and Company, P.C., of which David C. Wiener is a principal, will receive fees for services rendered to Holdings and Advertising in connection with the Acquisition in an aggregate amount estimated to be approximately $350,000. Mr. Wiener is a member of the Board of Directors of Holdings.

     Prior to the consummation of the Acquisition, pursuant to the Profit Sharing Plan Purchase Agreement the shares of Preferred Stock held in the Profit Sharing Plan are being acquired by Holdings for $14,081,773.93 in cash. All of the directors and senior executive officers of Holdings (together with approximately 600 other employees), other than Mr. Wiener, are participants in such plan.

     See also "Description of Holdings Capital Stock" for a description of the security ownership of management of Holdings.

                              Accounting Treatment

     The Acquisition will be accounted for by Omnicom as a pooling-of-interests for financial reporting purposes in accordance with generally accepted accounting principles. Accordingly, upon consummation of the Acquisition, the assets and liabilities of Holdings and Advertising will be included in the consolidated balance sheet of Omnicom and its subsidiaries in the amounts which were included in the books of Holdings immediately before the Acquisition, subject to adjustments required to conform the accounting policies of Holdings to those utilized by Omnicom, and such other adjustments as may be necessary to comply with pooling-of-interests accounting rules and regulations.

                              Regulatory Approvals

     Under the Hart-Scott-Rodino Act and the rules promulgated therewith by the FTC, the Acquisition may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division and specified waiting period requirements have been satisfied. Omnicom and

Holdings filed notification and report forms under the Hart-Scott-Rodino Act with the FTC and the Antitrust Division on June 27, 1995 and June 28, 1995, respectively. The required waiting period under the Hart-Scott-Rodino Act was terminated early on July 11, 1995.

     At any time before or after consummation of the Acquisition, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Acquisition or seeking divestiture of assets of Omnicom. At any time before or after the Closing Date, and notwithstanding that the Hart-Scott-Rodino Act waiting period has expired, any state could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the consummation of the Acquisition or seeking divestiture of assets of Omnicom. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

     Based on information available to them, Omnicom and Holdings believe that the Acquisition can be effected in compliance with federal and state antitrust laws. However, there can be no assurance that a challenge to the consummation of the Acquisition on antitrust grounds will not be made or that, if such a challenge were made, Omnicom and Holdings would prevail or would not be required to accept certain conditions, possibly including certain divestitures of assets of Omnicom, in order to consummate the Acquisition.

                              Resale Restrictions

     All shares of Omnicom Common Stock received by Holdings Stockholders and Rightsholders as a result of the Acquisition will be freely transferable, except that shares of Omnicom Common Stock received by persons who are deemed to be "affiliates" (as such term is understood under the Securities Act) of Holdings prior to the Acquisition ("Holdings Affiliates") shall be subject to certain restrictions, as more fully described below. Persons who may be deemed to be affiliates of Holdings or Omnicom generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include certain officers and directors of such party as well as principal stockholders of such party. The Acquisition Agreement provides that Holdings will furnish Omnicom with a list identifying all persons who may be considered to be Holdings Affiliates, and gives Omnicom the right to review such list and require changes. Holdings is required to use its best efforts to cause each of the Holdings Affiliates to execute a written agreement to comply fully with the restrictions described below.

     Federal  Securities  Laws.  Shares of  Omnicom  Common  Stock  received  by
Holdings Affiliates may be resold by such Holdings Affiliates only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act or as otherwise permitted under the Securities Act.

     Pooling-of-Interests Rules. In order to satisfy a condition of the pooling-of-interests rules as the accounting treatment to be accorded the Acquisition, Holdings Affiliates may not sell, assign, transfer, convey, encumber or dispose of, directly or indirectly, or otherwise reduce their risk relative to, any shares of Omnicom Common Stock until the publication by Omnicom of its financial results covering a period of at least thirty days of combined operations of Omnicom and the Businesses after the Closing Date (except that this restriction will lapse no later than October 30, 1995 as long as the Closing of the Acquisition has occurred on or prior to August 31, 1995). This prohibition precludes the use of "hedging" techniques during this period.

                             Stock Exchange Listing

     It is a condition to the Acquisition that the shares of Omnicom Common Stock required to be issued in connection with the Acquisition be authorized for listing on the NYSE, subject to official notice of issuance. An application has been filed for listing such Omnicom Common Stock on the NYSE.

                             No Dissenters' Rights

     Holders of Holdings Common Stock are not entitled to any rights of dissenting shareholders under Delaware law in connection with the Transactions.

                           THE ACQUISITION AGREEMENT

     (The following is a brief summary of the Acquisition Agreement and the related Escrow Agreement. Copies of the Acquisition Agreement and the Escrow Agreement are filed as Exhibits to the Registration Statement of which this Prospectus/Information Statement forms a part and are incorporated herein by reference. This summary is qualified in its entirety by reference to the Acquisition Agreement and the Escrow Agreement.)

                                The Acquisition
General

     Omnicom, TBWA, Holdings and Advertising entered into the Acquisition Agreement on May 11, 1995. It provides for TBWA to acquire the assets of Holdings and Advertising other than (a) their respective corporate seals and minute books, (b) the issued and outstanding capital stock of Advertising and Chiat/Day Direct Marketing, Inc. and any other subsidiary which is inactive, has no assets or is in the process of liquidation, (c) the rights of Holdings arising under the Advertising Stock Sale Agreement, other than the right to the cash acquisition price thereunder to the extent reflected in the books and records of Holdings, and (d) the rights of Advertising in and to the National Car Suit (the value of which will be obtained by TBWA through the right to receive the cash acquisition price receivable under the Advertising Stock Sale Agreement), in exchange for the payment of the acquisition price as more fully described below and the assumption by TBWA of liabilities of Holdings and Advertising relating to the Businesses (certain non-operating liabilities of Holdings and Advertising are not to be assumed by TBWA pursuant to the terms of the Acquisition Agreement).

Determination of Acquisition Price

     Subject to the potential  adjustment  described  below in "The  Acquisition
Agreement--The    Acquisition--Renegotiation    of   Acquisition   Price",   the
consideration payable by TBWA for the Businesses will be determined as follows:

          (a) TBWA will pay Holdings shares of Omnicom Common Stock having an aggregate Market Value of (x) if the Closing is held on or prior to October 31, 1995, (i) $11,180,563 plus (ii) an amount equal to $2,418 multiplied by the number of days in the period commencing on the Closing Date and ending on October 31, 1995, or (y) if the Closing Date is held after October 31, 1995 and on or prior to December 31, 1995, (iii) $11,930,880 plus (iv) an amount equal to $2,418 multiplied by the number of days in the period commencing on the Closing Date and ending on December 31, 1995. Of this Omnicom Common Stock, the Contributed Stock (being shares having such Market Value as may be necessary to insure the satisfaction of obligations of Holdings and Advertising to the Rightsholders) will be contributed to Advertising for the benefit of the Rightsholders.

          (b) TBWA will pay Advertising shares of Omnicom Common Stock having an aggregate Market Value of $14,000,000.

     The "Market Value" of the shares of Omnicom Common Stock will be determined by the average of the closing prices per share of Omnicom Common Stock reported on the New York Stock Exchange for the 20 consecutive trading days ending three business days immediately prior to the Closing Date. Omnicom has agreed that it will not, and will not permit TBWA or any of its other subsidiaries to, purchase any Omnicom Common Stock (whether pursuant to open-market purchases or otherwise) during the period during which the Market Value is calculated.

     The shares of Omnicom Common Stock received as acquisition price will be allocated on a pro rata basis to the Holdings Stockholders after allocating sufficient shares to satisfy Holdings' and Advertising's obligations under the EPU and EAR Plans. Accordingly, such shares of Omnicom Common Stock will be distributed to the Holdings Stockholders and the Rightsholders as described in "The Acquisition Agreement--The Acquisition --Payment of Obligations to
Rightsholders" and "The Plan of Liquidation--Liquidating Distributions to Holdings Stockholders" and "--Liquidating Distributions to Rightsholders".

Renegotiation of Acquisition Price

     In the event that on the scheduled Closing Date the "Annualized Revenues" of Holdings and its subsidiaries exceeds $100,000,000, and the EBIT of Holdings for its 1995 Fiscal Year exceeds or is reasonably expected to exceed $17,200,000, then Omnicom, TBWA, Holdings and Advertising have agreed that each would negotiate in good faith whether or not there should be an upwards adjustment to the acquisition price. If agreement is reached to so increase the acquisition price, the Acquisition Agreement and related documents would be amended to the extent necessary to reflect this adjustment. If the parties do not agree on such an increase, Holdings would have the option to either terminate the Acquisition Agreement or proceed with the Closing at the original acquisition price.

     "Annualized Revenues" has been defined in the Acquisition Agreement to mean the commissions and fees of Holdings and its subsidiaries for the fiscal year commencing November 1, 1994 and ending October 31, 1995 (forecasted, to the extent necessary) from those clients that were such on October 31, 1994 and from new clients won since November 1, 1994, annualized as if those clients had been clients during the entire year. The calculation excludes commissions and fees earned from clients lost since November 1, 1994 or expected to be lost in the near future.


     Holdings does not currently anticipate, based on its existing clients and their specified budgets, that Annualized Revenues or EBIT will exceed the renegotiation thresholds and accordingly, has waived such right to renegotiate through August 31, 1995.


Closing Date


     Although the Closing of the Acquisition is scheduled for August 31, 1995, it may be delayed beyond such date if all conditions of the Acquisition Agreement have not been satisfied or waived by such date. If this occurs, the Closing will be rescheduled to a date on or after November 1, 1995. At the time this Prospectus/Information Statement is being mailed, Omnicom has no reason to believe that the Closing Date will not be held on August 31, 1995, as scheduled.

     Since the number of shares of Omnicom Common Stock which TBWA is required to deliver to Holdings and Advertising under the Acquisition Agreement is in part based upon the market value of Omnicom Common Stock measured over a specified period prior to Closing, the Holdings Stockholders will not be able to determine the number of shares of Omnicom Common Stock deliverable to Holdings and Advertising pursuant to the Acquisition Agreement at the time of the Special Meeting.


Arrangements With Respect to Holdings Preferred Stock

     On July 10, 1995 (the "Preferred Stock Purchase Date"), the Trustee of the Profit Sharing Plan, the sole record owner of the Holdings Preferred Stock, sold to Holdings for a cash payment of $14,081,773.93 (representing the aggregate liquidation preference of such Holdings Preferred Stock) all the shares of Holdings Preferred Stock it owned, pursuant to the terms of the Profit Sharing Plan Purchase Agreement.

     Certain financial arrangements were made in order to finance this purchase of Holdings Preferred Stock. On the Preferred Stock Purchase Date, Omnicom guaranteed a loan to Holdings in the principal amount of $15,100,000 (the "Preferred Stock Purchase Loan"), the proceeds of which were applied by Holdings to purchase the Holdings Preferred Stock pursuant to the Profit Sharing Plan Purchase Agreement and to repay certain other indebtedness. On the day prior to the Closing Date, TBWA shall lend Holdings an amount equal to the outstanding balance of the Preferred Stock Purchase Loan (the "TBWA Loan"), the proceeds of which will be applied by Holdings to repay the Preferred Stock Purchase Loan.

     Holdings is in the process of obtaining all governmental approvals (including approval by the Internal Revenue Service) and of taking all other action necessary to terminate the Profit Sharing Plan effective on or about the Closing Date under the Acquisition Agreement, even though such approvals may be obtained and such action taken on or after the Closing Date. Amounts on deposit in the Profit Sharing Plan will then be distributed to participants in accordance with their respective interests in the Profit Sharing Plan.

Payment of Obligations to Rightsholders

     In 1993 and 1988, Holdings adopted the EAR Plan and EPU Plan, respectively, and has issued awards under such Plans. If the employment of a participant is terminated for any reason, then under the terms of the EAR Plan such participant shall have the right, but not the obligation within ninety days of such termination to cause Holdings or Advertising to, and under the EPU Plan Holdings or Advertising shall, redeem vested units for cash in each case at the net book value of the phantom shares which are the subject of the awards as at the end of the most recent fiscal quarter. However, in the event of a liquidation, with respect to their priority, each EAR and EPU shall be deemed equivalent in value to one share of Holdings Common Stock and shall be treated in the same manner as Holdings Common Stock.

     Therefore, as is the case with Holdings Stockholders, obligations of Holdings and Advertising to the Rightsholders will be settled by the distribution to the Rightsholders of shares of Omnicom Common Stock. To ensure that Advertising will be able to satisfy such obligations, Holdings shall contribute to Advertising the Contributed Stock, if any is required to meet such obligations.

     This Prospectus/Information Statement is being furnished to Rightsholders because the Rightsholders will receive shares of Omnicom Common Stock as payment under such Plans, subject to the same terms and conditions as if they were Holdings Stockholders. Accordingly, on the Distribution Date (a) shares of Omnicom Common Stock paid to Advertising under the Acquisition Agreement (including the Contributed Stock) will be subject to the indemnification obligations of Holdings, such that (i) ten percent of such shares will be placed in the General Escrow Fund under the Escrow Agreement and (ii) shares of Omnicom Common Stock having an aggregate Market Value equal to the Rightsholders' pro rata share of $1,700,000 will be placed in the Special Escrow Fund under the Escrow Agreement, and (b) five percent of the shares of Omnicom Common Stock paid to Advertising under the Acquisition Agreement (including the Contributed Stock) will be transferred to the Liquidating Trust Escrow Fund to fund (together on a pro rata basis with the Holdings Stockholders) the payment and satisfaction of any obligations and liabilities of Holdings and Advertising as shall not have been assumed by TBWA under the Acquisition Agreement. The remainder of the shares of Omnicom Common Stock paid to Advertising under the Acquisition Agreement (including the Contributed Stock) will be distributed to the Rightsholders. See "The Plan of Liquidation--The Liquidating Trust Escrow".

     It is a condition of Closing of the Acquisition Agreement that Rightsholders that hold in the aggregate at least 83% of the outstanding EARs and EPUs on the Closing Date, which group must include all Rightsholders that are also Holdings Stockholders, shall have delivered to Holdings their written Consent Letters to the effect that they will not raise any objection to this treatment and consenting to the appointment of Holdings as their collective agent in connection with the administration of the Escrow Agreement.

     As of August 1, 1995, directors and executive officers of Holdings held an aggregate of 84.44% of the outstanding awards under the EAR and EPU Plans as of such date. Each of such directors and executive officers has executed and delivered to Holdings his or her Consent Letter in respect of such awards. Accordingly, the above described condition of Closing has been satisfied.

The Escrow Agreement

     Holdings on behalf of itself and the Holdings Stockholders, and Advertising, on behalf of itself and the Rightsholders shall establish, pursuant to the Escrow Agreement, the General Escrow Fund by the deposit with the Escrow Agent of certificates in negotiable form duly endorsed in blank representing shares of Omnicom Common Stock equal to ten percent of the shares of Omnicom Common Stock issued and delivered as part of the acquisition price. The General Escrow Fund will be segregated into two funds: the Stockholders General Escrow Fund and the Rightsholders General Escrow Fund, based on the respective number of shares of Omnicom Common Stock contributed by Holdings and Advertising, and each Fund will satisfy its pro rata share of any indemnification payment based on the number of shares of Omnicom Common Stock then on deposit in such Fund.

     Holdings  and  Advertising  will also  establish,  pursuant  to the  Escrow
Agreement, the Special Escrow Fund, by the deposit with the Escrow Agent of shares of Omnicom Common Stock having an aggregate Market Value of $1,700,000, of which approximately $750,000 will be contributed by Holdings, on behalf of the Holdings Stockholders, and approximately $950,000 will be contributed by Advertising, on behalf of the Rightsholders. The Special Escrow Fund will also be segregated into two funds: the Stockholders Special Escrow Fund and the Rightsholders Special Escrow Fund, each of which will satisfy its pro rata share of any indemnification payment based on the number of shares of Omnicom Common Stock on deposit in such Fund. (For a description of the indemnification obligations of Holdings and the Holdings Stockholders and the Rightsholders to Omnicom, see "The Acquisition Agreement--Other Terms and Conditions of the Acquisition Agreement--Indemnification".)

     Pursuant to the Escrow Agreement, Holdings, on behalf of itself and the Holdings Stockholders, and Advertising, on behalf of itself and the Rightsholders, shall grant to Omnicom a security interest in the Escrow Funds to secure the performance of the indemnification obligations of Holdings under the Acquisition Agreement and the performance of its obligations to Omnicom under the Escrow Agreement.

     Pursuant to the Escrow Agreement, Omnicom and Holdings have agreed to indemnify and hold the Escrow Agent and its directors, officers and employees harmless from and against any and all costs, charges, damages and attorney's fees which the Escrow Agent in good faith may incur or suffer in connection with or arising out of the Escrow Agreement. The fees and charges of the Escrow Agent with respect to the Escrow Agreement shall be shared between Omnicom and Holdings in accordance with the Escrow Agent's customary fees as charged from time to time. The Escrow Agent may deduct any unpaid fees from the Escrow Funds prior to the Escrow Agent's distributing any assets in connection with the termination of the Escrow Funds.

     The Liquidating Trustees shall replace Holdings as a party to the Escrow Agreement following the creation and funding of the Liquidating Trust.

     The Escrow Agreement shall automatically terminate if and when all the shares of Omnicom Common Stock held in any Escrow Fund shall have been distributed by the Escrow Agent in accordance with the terms of the Escrow Agreement.

     General Escrow Fund. The Escrow Agreement provides that wherever there shall be delivered to the Escrow Agent either (i) a certificate signed by Omnicom and Holdings, or (ii) a certified copy of an arbitration award rendered pursuant to the arbitration proceedings specified in the Escrow Agreement determining, that an indemnification payment is due from the General Escrow Funds to Omnicom, the Escrow Agent shall, to the extent that the shares of Omnicom Common Stock then on deposit in the General Escrow Fund shall be sufficient for the purpose, deliver to Omnicom the number of shares of Omnicom Common Stock, valued at the original Market Value, equal to the indemnification payment.

     On the next business day following the earlier of (x) the first independent audit report, if any, of TBWA and the Businesses following the Closing Date, or
(y) one year from the Closing Date, the Escrow Agent shall deliver to the Liquidating Trust (on behalf of the Holdings Stockholders) the remaining shares of Omnicom Common Stock then on deposit in the Stockholders General Escrow Fund, and to the Liquidating Trust Escrow Fund (on behalf of the Rightsholders) the remaining shares of Omnicom Common Stock then on deposit in the Rightsholders General Escrow Fund; as reduced in each case by any amounts necessary to cover outstanding claims for indemnification.

     All dividends, interest and other amounts received with respect to shares of Omnicom Common Stock held in the General Escrow Fund shall be income for tax purposes to Holdings (or the Holdings Stockholders following the dissolution of Holdings) and the Rightsholders, shall be paid directly to the Liquidating Trustees (on behalf of the Holdings Stockholders) or the Liquidating Trust Escrow Agent (on behalf of the Rightsholders), as the case may be, and shall not constitute part of the General Escrow Fund.

     Special Escrow Fund. The Escrow Agreement provides that whenever there shall be delivered to the Escrow Agent either (i) a certificate signed by Omnicom and Holdings, or (ii) a certified copy of a final nonappealable judgment of an arbitration award rendered pursuant to the arbitration proceedings specified in the Escrow Agreement determining, that a payment is due from the Special Escrow Fund to Holdings or Omnicom, the Escrow Agent shall, to the extent that the shares of Omnicom Common Stock then on deposit in the Special
Escrow Fund shall be sufficient for the purpose, deliver to such party the number of shares of Omnicom Common Stock, valued at the original Market Value, equal to the payment.

     Amounts will be due from the Special Escrow Fund when the collectibility of the Indemnified Receivable becomes determined or, if earlier, on the second anniversary of the Closing Date under the Acquisition Agreement. Therefore, at such time, if any, as TBWA recovers the payments in respect of said asset ("Asset Proceeds"), it shall give notice to such effect to Holdings and to the Escrow Agent, together with an accounting of the costs and expenses incurred in connection with recovering any such payments at any time after the Execution Date of the Acquisition Agreement ("Asset Costs"). TBWA shall be entitled to receive payment from the Stockholders Special Escrow Fund and the Rightsholders Special Escrow Fund, pro rata in accordance with the number of shares of Omnicom Common Stock then on deposit in each such Fund, in the amount of the Asset Costs; the Liquidating Trustees (on behalf of the Holdings Stockholders) and the Liquidating Trust Escrow Agent (on behalf of the Rightsholders) shall be entitled to receive payment from the Stockholders Special Escrow Fund and the Rightsholders Special Escrow Fund, pro rata in accordance with the number of shares of Omnicom Common Stock then on deposit in each such Fund, in an aggregate amount equal to (i) the amount of the Asset Proceeds, less (ii) the Asset Costs, less (iii) $250,000 if the final determination of the matter occurs within one year from the Closing Date, or $300,000 if the matter is determined thereafter; TBWA shall then be entitled to receive the balance, if any, remaining in the Special Escrow Fund.

     All dividends, interest and other amounts received with respect to shares of Omnicom Common Stock held in the Special Escrow Fund shall be income for tax purposes to Holdings (or the Holdings Stockholders following the dissolution of Holdings) and the Rightsholders, shall be paid directly to the Liquidating Trustees (on behalf of the Holdings Stockholders) or the Liquidating Trust Escrow Agent (on behalf of the Rightsholders), as the case may be, and shall not constitute part of the Special Escrow Fund.

The Deposit and Pledge Agreement

     Pursuant to the Deposit and Pledge Agreement, Holdings and Advertising will deliver to the Deposit Agent all the shares of Omnicom Common Stock received by them on the Closing Date.

     On the Distribution Date, the Deposit Agent will make the distributions of such shares of Omnicom Common Stock described under "Summary--The Acquisition--The Acquisition" to the Liquidating Trust, the Liquidating Trust Escrow Fund, the Holdings Stockholders and the Rightsholders.

     On the Distribution Date, the Deposit Agent will also deposit the applicable shares of Omnicom Common Stock into the Escrow Funds. Prior to such time, the applicable shares of Omnicom Common Stock will be held by the Escrow Agent as security for the fulfillment of the obligation of Holdings and Advertising to deliver such shares into the Escrow Funds.

Employment Arrangements

     The Acquisition Agreement provides that TBWA or one of the other companies operating within the TBWA International network will offer employment to substantially all employees of Holdings and its subsidiaries following the Closing of the Acquisition; and that such personnel who accept such employment will be employed on substantially equivalent terms and conditions as such personnel were employed by Holdings or a subsidiary immediately prior to the Closing Date. The Acquisition Agreement also provides for specific employment arrangements with certain key executives; see "The Transactions--Interests of Certain Persons in the Transactions".

            Other Terms and Conditions of the Acquisition Agreement

Representations and Warranties

     The Acquisition Agreement contains various customary representations and warranties of Holdings and Advertising relating to, among other things: (a) the organization and similar corporate matters of Holdings and each of the
subsidiaries;   (b)  the  capital   structure   of  Holdings  and  each  of  its
subsidiaries; (c) authorization, execution, delivery, performance and enforceability of the Acquisition Agreement and related matters; (d) absence of conflicts under charters or by-laws, required consents or approvals and violations of any instruments or laws; (e) financial statements provided to Omnicom by Holdings; (f) absence of certain material adverse events, changes or effects; (f) certain accounting matters; (g) certain contracts, including, but not limited to, certain employment, consulting and benefit matters; (h) litigation; (i) certain tax matters; (j) undisclosed liabilities; (k) insurance;
(l) compliance with law and licenses, authorizations and permits held by Holdings necessary to conduct its business; (m) client relations; (n) employment relations; (o) retirement and other employee plans and matters relating to the Employee Retirement Income Security Act of 1974, as amended; (p) the shareholder votes required; (q) change in capital structure; and (r) trademarks, trade names, assumed or fictitious names, copyrights, logos, service marks and slogans.

     The Acquisition Agreement also contains various customary representations and warranties of Omnicom and TBWA relating to, among other things; (a) organization and similar corporate matters of Omnicom and TBWA; (b) authorization, execution and delivery of the Acquisition Agreement and related matters; (c) absence of any conflicts under charters or by-laws, required consents or approvals and no violations of any instruments or laws; (d) the shares of Omnicom Common Stock to be issued in the transaction; (e) financial statements provided to Holdings by Omnicom; (f) absence of certain adverse events, changes or effects; and (g) litigation.

Certain Covenants

     Pursuant to the Acquisition Agreement, Holdings has agreed that, during the period from the date of the Acquisition Agreement until the Closing Date, Holdings and each of its subsidiaries will, among other things: (a) obtain all government approvals and other action necessary to terminate the Profit Sharing Plan of Holdings; (b) not solicit, initiate or encourage any other offer or inquiry concerning the acquisition of the Businesses; (c) give timely notice of a meeting to its shareholders to approve the Acquisition, the amendment of the Holdings Certificate and the Plan of Liquidation and recommend approval of the transactions contemplated by the Acquisition Agreement; (d) inform Omnicom's management as to the operation, management and business of the Businesses to be acquired; (e) permit Omnicom and TBWA to make such reasonable investigation of the assets, properties and businesses of Holdings and Advertising as they deem necessary or advisable; and (f) except (i) as permitted by the Acquisition Agreement and (ii) as otherwise consented to in writing by Omnicom (on behalf of itself and TBWA), operate its businesses in the ordinary course and, to the extent consistent with past practice, and use reasonable commercial efforts to preserve existing business organization, existing business relationships, and goodwill intact.

     Pursuant to the Acquisition Agreement, Holdings and Advertising and Omnicom and TBWA have covenanted with one another to take certain additional actions, including without limitation; (a) Holdings and Omnicom each shall take all corporate and other action, make all filings with courts or governmental authorities and use its reasonable efforts to obtain in writing all approvals and consents required to be taken, made or obtained by it in order to effectuate the Acquisition; (b) to prepare this Prospectus/Information Statement and the Registration Statement of which it is a part, with each party representing and warranting to the other as to the accuracy of the information supplied by it for inclusion herein; (c) to each use its reasonable efforts to consummate the Acquisition and the other transactions contemplated by the Acquisition Agreement; (d) to obtain all necessary sales tax exemptions and take all such other action as may be necessary or advisable to cause the transfer of the Assets to TBWA pursuant to the Acquisition not to be subject to sales tax; and
(e) to take the actions more fully described in "Financial Actions" below.

Financial Actions

     Between the date of the Acquisition Agreement and the Closing Date, certain financial arrangements are required to occur: (i) TBWA shall lend Holdings $55,000,000 and lend Advertising $1,000,000 on reasonable commercial terms and pursuant to financing documents reasonably acceptable to the parties thereto and in substantially the form of the Amended and Restated Credit Agreement and the documents ancillary thereto; (ii) Holdings shall make a capital contribution of not less than $55,000,000 to Advertising; and (iii) Advertising shall repay in full all outstanding principal, together with accrued interest, of the 8.17% Junior Subordinated Installment Notes, the 13.25% Junior Subordinated Notes, the 13.25% Senior Subordinated Notes, and the notes issued under the Amended and Restated Credit Agreement. Upon the payment in full of amounts outstanding under the Amended and Restated Credit Agreement in accordance with clause (iii) and prior to the Closing, Omnicom agrees to release or cause to be released (by, among other things, filing UCC termination statements in all appropriate jurisdictions) all liens and other security interests granted to secure the obligations of Holdings and Advertising thereunder.

Indemnification

     The Acquisition Agreement provides that Holdings shall indemnify and hold harmless, and shall reimburse TBWA and its affiliates, directors, officers, and employees for all losses, claims, damages and liabilities (to the extent not covered by insurance), and all fees, costs and expenses (including reasonable attorneys' fees) related thereto (together referred to herein as "Loss" or "Losses"), arising out of, based upon, or resulting from (i) the inaccuracy or breach of any representation or warranty (other than that referred to in clause
(iv) below) of Holdings or Advertising or any covenant of Holdings or Advertising contained in or made pursuant to the Acquisition Agreement, (ii) the breach of or failure by Holdings or Advertising to perform or discharge its obligations under the Acquisition Agreement or under the transactions contemplated thereby, (iii) a claim or cause of action by a third party relating to any liability of Holdings or Advertising not assumed by TBWA, or (iv) any inaccuracy in or breach of a specified representation and warranty relating to the Indemnified Receivable. Pursuant to the Acquisition Agreement, no Losses arising out of a matter referred to in (i), (ii) or (iii) above shall be reimbursed to TBWA until such time as all Losses arising out of a matter referred to in (i) through (iii) above shall exceed $300,000, in which case Holdings shall be liable for all Losses in excess of $300,000 (Losses arising out of the matter referred to in clause (iv) above shall be reimbursable without regard to the $300,000 "cushion"). Losses arising out of matters referred to in clauses (i) through (iii) above shall be satisfied only out of the General Escrow Fund and Losses arising out of the matter referred to in clause (iv) above shall be satisfied only out of the Special Escrow Fund. The aggregate indemnity obligation of Holdings as so determined shall be satisfied from the Escrow Funds as provided in the Escrow Agreement, and neither Omnicom nor TBWA nor any of their affiliates will have any recourse for the payment of any such indemnity obligations against Holdings or Advertising (or the Holdings Stockholders or Rightsholders), nor will any of such persons be personally liable for any such indemnity obligations. See "The Acquisition Agreement--The Acquisition--Escrows". Indemnity obligations shall be paid by returning to Omnicom out of the relevant Escrow Fund the number of whole shares of Omnicom Common Stock, valued at the original Market Value, equal to the Losses (subject to the $300,000 "cushion," where applicable).

     The obligation of Holdings to indemnify shall terminate and be of no further force and effect on the earlier to occur of (x) the date of first independent audit report, if any, of the consolidated financial results of TBWA and the Businesses following the Closing Date, and (y) one year from the Closing Date (the "Indemnity Period"). Upon the expiration of the Indemnity Period, all such representations, warranties, covenants and agreements shall expire, terminate, and be of no further force or effect, except that claims asserted in writing against Holdings on or prior to such expiration shall survive until they are decided and are final and binding upon TBWA and Holdings. However, in that the collectibility of the Indemnified Receivable cannot reasonably be assured at the present time, these limitations will not apply to the matter as to which TBWA is entitled to be indemnified under that clause. Instead, this indemnification obligation will terminate on the earlier of (i) the second anniversary of the Closing Date, the date by which the parties expect such collectibility to have been finally determined and (ii) the date on which such collectibility shall in fact have been finally determined, provided that claims asserted in writing prior to such expiration shall survive until they are final and binding.

     See    "The    Acquisition    Agreement--The     Acquisition--The    Escrow
Agreement--General Escrow Fund" and "--Special Escrow Fund."

     Pursuant to the Acquisition Agreement, Omnicom and Holdings have also agreed to indemnify the other, including its directors, officers, agents, "controlling persons" as defined by the Securities Act, and attorneys (and, with respect to Holdings, the Holdings Stockholders and Rightsholders) against any liability, damage, cost, loss, or expense arising out of any untrue statement of a material fact furnished by it for inclusion in the Registration Statement, or caused by any omission to furnish a material fact concerning it that is required to be stated therein or that is necessary to make the statements furnished by it not misleading. This indemnification obligation is separate from the indemnification obligation of Holdings to TBWA discussed above, and is not limited to amounts on deposit in the Escrow Funds under the Escrow Agreement, nor to the limited periods of survival.

Conditions

     In addition to approval of the Acquisition Agreement, the Advertising Stock Sale Agreement, the amendment of the Holdings Certificate and the Plan of Liquidation by Holdings Stockholders at the Special Meeting, and to the required regulatory approvals, the respective obligations of Omnicom, TBWA, Holdings and Advertising to consummate the Acquisition are subject to the satisfaction of certain conditions, including without limitation: (i) the accuracy in all material respects of the representations and warranties made by the parties in the Acquisition Agreement; (ii) the performance by the parties of their respective obligations under the Acquisition Agreement prior to the Closing Date; (iii) the absence of any material adverse changes in the condition of the businesses of Holdings or Advertising on the one hand or Omnicom, on the other hand; (iv) the effectiveness of the Registration Statement under the Securities Act with respect to the shares of Omnicom Common Stock to be issued pursuant to the Acquisition Agreement and the approval of the listing of such Omnicom Common Stock on the New York Stock Exchange; (v) the execution and delivery of the Escrow Agreement; (vi) the absence of any action or proceeding enjoining the transactions contemplated by the Acquisition Agreement; (vii) the absence of any action or proceeding by any governmental agency that might result in enjoining the consummation of said transactions; and (viii) the consummation of the transactions contemplated by the Profit Sharing Plan Purchase Agreement.


     The obligations of Omnicom to effect the Acquisition are subject to satisfaction of certain additional conditions including, without limitation: (i) the SEC not having objected to Omnicom's treatment of the Acquisition as a pooling-of-interests for accounting purposes; (ii) Advertising continuing to be the advertising agency of record for certain key clients or, with respect to some of these clients, Advertising's having replaced a loss of any such client with an account of similar size (measured by revenues); (iii) the receipt by Holdings of Consent Letters from Rightsholders holding in the aggregate at least 83% of the outstanding EARs and EPUs on the Closing Date, including all Rightsholders who are also Holdings Stockholders; (iv) the execution of employment agreements with TBWA or one of its affiliates by each of Robert Kuperman, Thomas Patty, Adelaide Horton, Ira Matathia, Steven Hancock and Robert Wolf and the execution and delivery of non-competition agreements by each of such individuals; (v) there not having been a material and adverse change in the Businesses; and (vi) TBWA having received reasonable assurances and financial data that (a) if the Closing is on or prior to August 31, 1995, EBIT for the nine months ended July 31, 1995 is at least $7,500,000 and EBIT for the 1995 Fiscal Year is reasonably expected to exceed $13,500,000; and (b) if the Closing is on or after November 1, 1995, EBIT for the 1995 Fiscal Year is at least $13,500,000. However, Omnicom has waived the conditions specified in clause (vi) throught August 31, 1995.

     The obligations of Holdings and Advertising to effect the Acquisition are subject to the satisfaction of certain additional conditions including, without limitation: (i) that Annualized Revenues of Holdings and its subsidiaries during the 1995 Fiscal Year shall not be in excess of $100,000,000 and EBIT for the 1995 Fiscal Year shall not exceed (or shall not reasonably be expected to exceed) $17,200,000; (ii) TBWA or one of its affiliates having entered into the employment agreements described above; and (iii) TBWA having assumed the existing employment agreement between Holdings and Leland Clow and the existing employment and consulting agreement between Holdings and Jay Chiat (and TBWA having validly assigned such contract to Omnicom). However, Holdings and Advertising have waived the condition set forth in clause (i) through August 31, 1995. See "The Acquisition Agreement--The Acquisition--Renegotiation of Acquisition Price" and "The Transactions--Interests of Certain Persons in the Transactions".


     Pursuant to the terms of the Acquisition Agreement, each of Omnicom and Holdings is entitled to waive any of its conditions to consummation of the Acquisition to the extent that any such condition is not satisfied in full by the other party, other than conditions relating to the absence of any objection by the SEC to Omnicom's treatment of the Acquisition as a pooling-of-interests for accounting purposes and the approval of the Transactions by the Holdings Stockholders.

Additional Agreements

     Pursuant to the Acquisition Agreement, Omnicom, TBWA, Holdings and Advertising have made certain additional agreements with respect to periods following the Closing Date, including without limitation the following: (a) each of Holdings and Advertising shall change its corporate name to a name not including the "Chiat/Day" designation or any variation thereof and will cause each inactive subsidiary which is not being acquired by TBWA under the Acquisition Agreement to similarly change its corporate name; (b) TBWA shall change its corporate name, and shall cause those members of the TBWA international group operating under the TBWA name in North America to change their corporate names, in each case to include the designation "TBWA Chiat/Day";
(c) Holdings shall provide Omnicom with copies of all appropriate tax returns and certificates, all of which shall be made consistent with the allocation of acquisition price agreed to between the parties; and (d) Holdings and Advertising will, if requested by Omnicom, make certain tax elections under U.S. and Canadian laws.

Termination

     The Acquisition Agreement may be terminated and the contemplated Acquisition may be abandoned at any time prior to the Closing, whether before or after approval by the Holdings Stockholders, (a) by mutual consent of the Boards of Directors of Omnicom, TBWA, Holdings and Advertising; (b) by either Omnicom and TBWA, on the one hand, or Holdings and Advertising, on the other hand, if there has been a breach of any representation, warranty or covenant on the part of the other party set forth in the Acquisition Agreement which breach has not been cured within 30 days following receipt by the breaching party of notice of such breach, unless the breach of any such representation, warranty, or covenant does not materially adversely affect the business or assets of the breaching party or the ability of either party or parties to consummate the Acquisition;
(c) by the Board of Directors of Omnicom, TBWA, Holdings or Advertising if a final and nonappealable order, decree or judgment of any court or other governmental authority is issued which would enjoin the Acquisition; or (d) by either Omnicom and TBWA or Holdings and Advertising if the Closing Date shall not have occurred prior to the close of business on December 31, 1995 or at any time after October 31, 1995 if the conditions to such parties' obligation to close shall have become incapable of being satisfied by December 31, 1995.

     In the event of any termination of the Acquisition Agreement by either Omnicom and TBWA or by Holdings and Advertising as provided above, the Acquisition Agreement shall become void and there will be no liability or obligation on the part of any party or its respective officers or directors except that such termination does not preclude any action or claim for damages to which any party is otherwise entitled as a result of a breach by the other party.

Amendment

     The Acquisition Agreement and the exhibits and schedules thereto may be amended, supplemented or qualified by the parties only by an agreement in writing signed by all parties with due authorization.

                      THE ADVERTISING STOCK SALE AGREEMENT

     (A copy of the Advertising Stock Sale Agreement is filed as an Exhibit to the Registration Statement of which this Prospectus/Information Statement forms a part and is incorporated herein by reference. This summary of the Advertising Stock Sale Agreement is qualified in its entirety by reference to such agreement.)

     Pursuant to the Advertising Stock Sale Agreement, as soon as practicable after the Distribution Date, Adelaide Horton (together with any permitted assignees) will purchase from Holdings all of the issued and outstanding common stock of Advertising. At such time, the only asset which Advertising will own will be its rights, through its ownership of all of the capital stock of Chiat/Day Direct Marketing, Inc., under the National Car Suit. Pursuant to the Advertising Stock Sale Agreement, Holdings has agreed to indemnify Ms. Horton and Advertising for any losses incurred in respect of liabilities of Advertising not assumed by TBWA under the Acquisition Agreement. To the extent that Holdings were unable to fully indemnify Ms. Horton and Advertising, any recovery from the National Car Suit received by Advertising would be at risk.

                 PROPOSED AMENDMENT OF THE HOLDINGS CERTIFICATE

     The Holdings Certificate sets forth the corporate name of Holdings as "Chiat/Day Holdings, Inc." Following the Closing under the Acquisition Agreement, TBWA will own all rights in and to the "Chiat/Day" name, and Holdings has agreed that immediately following the Closing thereunder it would change its corporate name to a name not including the "Chiat/Day" designation or any variation thereof. Under the proposed amendment Holdings' name will be changed to "CDH Corporation". Pursuant to the Acquisition Agreement, Advertising will also change its corporate name to a name not including the "Chiat/Day" designation or any variation thereof, and each of Holdings and Advertising will cause its inactive subsidiaries which are not being acquired by TBWA under the Acquisition Agreement, to effect a similar change to its corporate name. Advertising intends to change its name to "CDAD Corporation" . Approval by the Holdings Stockholders of this amendment to the Holdings Certificate is a condition of Omnicom's and TBWA's obligation to consummate the Acquisition under the Acquisition Agreement.

                            THE PLAN OF LIQUIDATION

     (Copies of the Plan of Liquidation, the Liquidating Trust Agreement and the Liquidating Trust Escrow Agreement are filed as Exhibits to the Registration Statement of which this Prospectus/Information Statement forms a part and are incorporated herein by reference. This summary of the Plan of Liquidation, the Liquidating Trust Agreement and the Liquidating Trust Escrow Agreement is qualified in its entirety by reference to such agreements.)

                                    General

     The Plan of Liquidation provides that, upon consummation of the Closing under the Acquisition Agreement, Holdings will be dissolved pursuant to the provisions of the DGCL. Following the procedures prescribed in the DGCL, the Board of Directors of Holdings will file with the Secretary of State of the State of Delaware a Certificate of Dissolution, thereby terminating the corporate existence of Holdings. Thomas Patty and David Wiener, the Liquidating Trustees of the Liquidating Trust established pursuant to the Liquidating Trust Agreement will, however, function with authority to wind up Holdings' affairs, pay, satisfy and discharge certain liabilities and obligations not assumed by TBWA under the Acquisition Agreement, and distribute to the Holdings Stockholders all of the remaining assets of Holdings.

     The distribution of the shares of Omnicom Common Stock will not occur until the Distribution Date. Assuming the Closing occurs on August 31, 1995, the earliest that the Distribution Date would occur is October 26, 1995. During the period from the Closing Date until the Distribution Date, Holdings Stockholders and Rightsholders will bear the risk of fluctuations in the market price of the Omnicom Common Stock.

     The Liquidating Trust, after the Acquisition and the distributions to occur on the Distribution Date, shall hold all the remaining assets of Holdings (except to the extent Holdings distributes any such assets directly to Holdings Stockholders), including the right to receive any assets remaining after the termination of the Escrow Agreement. If any assets remain in the Liquidating Trust after all claims, charges, liabilities and obligations of the Liquidating Trust have been paid or discharged, the Liquidating Trustees will, as expeditiously as is practicable, distribute such assets to the former holders of Holdings Common Stock on a pro rata basis according to their interests.

     All of the directors and officers of Holdings who are also Holdings Stockholders have indicated that they intend to vote for the Plan of Liquidation in their capacity as Holdings Stockholders. In order to effectuate the Plan of Liquidation, Holdings will give notice to all known creditors, if any, after giving effect to the assumption of liabilities by TBWA pursuant to the Acquisition Agreement, and will pay or make adequate provision for any Trust Liabilities. It is intended that the consummation of the transactions contemplated by the Acquisition Agreement, followed by the distribution to the Holdings Stockholders in complete liquidation of Holdings, will not give rise to dissenter's rights in favor of Holdings Stockholders under Delaware law.

               Liquidating Distribution to Holdings Stockholders

     Pursuant to the Plan of Liquidation, on the Distribution Date, Holdings Stockholders will receive a distribution of the shares of Omnicom Common Stock paid by TBWA to Holdings as acquisition price under the Acquisition Agreement (exclusive of the Contributed Stock), as reduced by (i) the five percent of such shares which will be deposited by Holdings on the Distribution Date into the Liquidating Trust on behalf of the Holdings Stockholders and (ii) the shares of Omnicom Common Stock used to fund on the Distribution Date the Stockholders
General Escrow Fund and the Stockholders Special Escrow Fund under the Escrow Agreement.

     Based on an estimated total acquisition price of $25,328,061 (see "The Acquisition Agreement--The Acquisition--Determination of Acquisition Price"), each holder of Holdings Common Stock will be entitled to receive in such initial distribution, per share of Holdings Common Stock, shares of Omnicom Common Stock with a value (determined in accordance with the terms of the Acquisition Agreement) equal to $0.178. The remaining shares of Omnicom Common Stock received by Holdings will be used to fund the Liquidating Trust, which will be responsible for the Holdings Stockholders' taxes and the expenses of winding up the affairs of Holdings, as well as possible contingent liabilities, and to fund the Stockholders General Escrow Fund and the Stockholders Special Escrow Fund. Based upon current estimates of taxes and expenses, if there were no claims for indemnification or other contingent liabilities, each Holdings Stockholder would be entitled to receive upon the release of such funds from the Liquidating Trust and such escrows shares of Omnicom Common Stock with a value (determined in accordance with the terms of the Acquisition Agreement) equal to approximately $0.037, for a total per share value of approximately $0.215. Since the amounts held in such escrows and such trust are subject to claims in respect of contingent liabilities, there can be no assurances that amounts held therein will in fact be distributed to the Holdings Stockholders.

                   Liquidating Distribution to Rightsholders

     On the Distribution Date, the Rightsholders will also receive a distribution of Omnicom Common Stock from Advertising. See "The Acquisition Agreement--The Acquisition--Payment of Obligations to Rightsholders". The shares of Omnicom Common Stock available for such distribution will be the shares of Omnicom Common Stock paid by TBWA to Advertising as acquisition price under the Acquisition Agreement (inclusive of the Contributed Stock), as reduced by (i) the five percent of such shares which will be deposited by Advertising on the Distribution Date into the Liquidating Trust Escrow Fund on behalf of the Rightsholders and (ii) the shares of Omnicom Common Stock used to fund on the Distribution Date the Rightsholders General Escrow Fund and the Rightsholders Special Escrow Fund under the Escrow Agreement.

     Based on an estimated total acquisition price of $25,328,061 (see "The Acquisition Agreement--The Acquisition--Determination of Acquisition Price"), each Rightsholder (whether an EPU holder or an EAR holder) will be entitled to receive in such distribution, per EPU or EAR, shares of Omnicom Common Stock with a value (determined in accordance with the terms of the Acquisition Agreement) equal to $0.178. The remaining shares of Omnicom Common Stock received by Advertising will be used to fund the Liquidating Trust Escrow Fund, which will be responsible for the Rightsholders' share of taxes and the expenses of winding up the affairs of Holdings, as well as possible contingent liabilities, and to fund the Rightsholders General Escrow Fund and the Rightsholders Special Escrow Fund. Based upon current estimates of taxes and expenses, if there were no claims for indemnification or other contingent liabilities, each Rightsholder would be entitled to receive, upon the release of such funds from such escrows, shares of Omnicom Common Stock with an aggregate value (determined in accordance with the terms of the Acquisition Agreement) equal to approximately $0.037, for a total per unit value of approximately $0.215. Since the amounts held in such escrows are subject to claims in respect of contingent liabilities, there can be no assurances that amounts held therein will in fact be distributed to the Rightsholders.

                               Fractional Shares

     If any of the foregoing distributions does not result in a Holdings Stockholder or Rightsholder being entitled to a whole number of shares of Omnicom Common Stock, the Holdings Stockholder or Rightsholder will receive a cash payment in lieu of any entitlement to a fractional share of Omnicom Common Stock from the proceeds of a sale on the NYSE by Holdings or Advertising (as the case may be) of a sufficient number of shares of Omnicom Common Stock to settle the aggregate amount of fractional share distribution entitlements of all similarly situated Holdings Stockholders and Rightsholders. As a result, no fractional shares of Omnicom Common Stock will be distributed under the Plan of Liquidation.

                       Operation of the Liquidating Trust

     Following the dissolution of Holdings and the completion of the liquidating distributions described above, each share of Holdings Common Stock, regardless of class, shall have an equal interest in the Liquidating Trust. After such time, the Liquidating Trustees will, on behalf of the Holdings Stockholders, (i) receive any additional liquidating distributions from Holdings, (ii) act as the agent of the Holdings Stockholders in connection with the administration of the Escrow Agreement and the Liquidating Trust Escrow Agreement, (iii) respond to the assertion of any and all claims of indemnification by TBWA pursuant to the terms of the Acquisition Agreement and the Escrow Agreement, (iv) pursue any claims which Holdings may have against the Special Escrow Fund and (v) complete the winding up of the affairs of Holdings and the payment of certain liabilities not assumed by TBWA under the Acquisition Agreement out of the assets of the Liquidating Trust.

     As described above under "--Liquidating Distribution to Holdings Stockholders", five percent of the shares of Omnicom Common Stock received by Holdings as part of the acquisition price under the Acquisition Agreement (exclusive of the Contributed Stock) will be deposited in the Liquidating Trust, on behalf of the Holdings Stockholders, for the satisfaction of the following liabilities (collectively, "Trust Liabilities") of Holdings (in each case other than the liabilities assumed by TBWA pursuant to the Acquisition Agreement):

(i) all claims and obligations, including all contingent, conditional or unmatured contractual claims, known to Holdings or the Liquidating Trustees,
(ii) any claim which is the subject of a pending action, suit or proceeding against Holdings and (iii) claims which, based on facts known to Holdings or the Liquidating Trustees, are likely to arise or become known to Holdings or the Liquidating Trustees within ten years. The obligation of Holdings to indemnify TBWA and Advertising for losses arising out of retained liabilities will constitute a Trust Liability. See "The Advertising Stock Sale Agreement". In addition, Trust Liabilities will include the costs and expenses payable by Holdings in respect of (i) the Escrow Agent's fees under the Escrow Agreement,
(ii) maintaining insurance to cover indemnification obligations of Holdings under the Holdings Certificate and the Liquidating Trust Agreement to its directors, officers and agents (including the Liquidating Trustees) and (iii) certain legal and other professional fees in connection with the liquidation, the establishment of the trust, final tax returns and other post-Closing transactions and matters. As described more fully below under "--The Liquidating Trust Escrow", the Liquidating Trustees shall be reimbursed from the Liquidating Trust Escrow Fund for the Rightsholders' share of any such Trust Liabilities. The Liquidating Trust will also receive from time to time, on behalf of the Holdings Stockholders, distributions of Omnicom Common Stock from the Stockholders General Escrow Fund and the Stockholders Special Escrow Fund maintained pursuant to the Escrow Agreement. See "The Acquisition Agreement--The Acquisition--The Escrow Agreement". Pursuant to the Liquidating Trust Agreement, the Liquidating Trustees will promptly sell any shares of Omnicom Common Stock received by them and retain the net cash proceeds as the property (the "Trust Property") of the Liquidating Trust.

     Pursuant to the Liquidating Trust Agreement, the Liquidating Trustees shall invest and reinvest the Trust Property and shall maintain any income earned on such Trust Property ("Trust Income") separately from the Trust Property. The Trust Income will include any cash and other taxable dividends paid to the Liquidating Trustees, on behalf of the Holdings Stockholders, in respect of Omnicom Common Stock on deposit in the Stockholders General Escrow Fund and the Stockholders Special Escrow Fund. See "The Acquisition Agreement--The Acquisition--The Escrow Agreement". All Trust Income will be distributed by the Liquidating Trustees at the end of each fiscal quarter to the former Holdings Stockholders, pro rata in accordance with their interests.

     The Liquidating Trustees shall distribute Trust Property at least once annually to the former Holdings Stockholders, pro rata in accordance with their interests, provided that no distribution shall be made without satisfying or adequately providing for (i) a reserve for all remaining Trust Liabilities, (ii) a reserve for Trustee expenses and (iii) a reserve for payments owing to missing beneficiaries.

     The termination of the Liquidating Trust will occur on the later of (i) three years and six months from the date the Liquidating Trust is established or upon payment to the former Holdings Stockholders of all of the Trust Property and Trust Income, whichever is earlier, and (ii) the date of termination of the Escrow Agreement, provided that the Liquidating Trust shall continue for a reasonable period for the limited purpose of discharging any remaining Trust Liabilities.

                          The Liquidating Trust Escrow

      As described above under "The Acquisition Agreement--The Acquisition--Payment of Obligations to Rightsholders" five percent of the shares of Omnicom Common Stock received by Advertising as part of the acquisition price under the Acquisition Agreement (including five percent of the Contributed Stock) will be deposited in the separate Liquidating Trust Escrow Fund created by the escrow agreement (the "Liquidating Trust Escrow Agreement") among Holdings (or, after the creation and fundig of the Liquidating Trust, the Liquidating Trust), Advertising and David C. Wiener, as escrow agent (the "Liquidating Trust Escrow Agent"), on behalf of the Rightsholders, for the satisfaction of the Rightsholders' share of Trust Liabilities. The Liquidating Trust Escrow Agent may also receive from time to time, on behalf of the Rightsholders, distributions of Omnicom Common Stock from the Rightsholders General Escrow Fund and the Rightsholders Special Escrow Fund maintained pursuant to the Escrow Agreement. See "The Acquisition Agreement--The Acquisition--The Escrow Agreement". Pursuant to the Liquidating Trust Escrow Agreement, the Liquidating Trust Escrow Agent will promptly sell any shares of Omnicom Common Stock received by it and retain the net cash proceeds in the Liquidating Trust Escrow Fund.

     Pursuant to the Liquidating Trust Escrow Agreement, the Liquidating Trust Escrow Agent shall invest and reinvest the funds on deposit in the Liquidating Trust Escrow Fund (any income earned in respect of such funds, the "Liquidating Trust Escrow Income"). The Liquidating Trust Escrow Income will include any cash and other taxable dividends paid to the Liquidating Trust Escrow Agent, on behalf of the Rightsholders, in respect of Omnicom Common Stock on deposit in the Rightsholders General Escrow Fund and the Rightsholders Special Escrow Fund. All Liquidating Trust Escrow Income will be distributed by the Liquidating Trust Escrow Agent at the end of each fiscal quarter to the former Rightsholders, pro rata in accordance with their interests.

     The Liquidating Trust Escrow Agent will reimburse the Liquidating Trust from the Liquidating Trust Escrow Fund, upon proper request made by the Liquidating Trustees, for the Rightsholders' proportionate share of payments made by the Liquidating Trust in respect of Trust Liabilities. Such proportionate share shall be equal to (x) the total amount of the payment made by the Liquidating Trustee multiplied by (y) a fraction, the numerator of which equals the total amount of funds then on deposit in the Liquidating Trust Escrow Fund and the denominator of which equals (1) the numerator plus (2) the amount of Trust Property then on deposit in the Liquidating Trust.

     Upon each distribution by the Liquidating Trustee of Trust Property to the Stockholders pursuant to the Liquidating Trust Agreement, the Liquidating Trust Escrow Agent shall distribute to the Rightsholders, pro rata in accordance with their interests, the same percentage of the Liquidating Trust Escrow Fund as is being distributed to the Holdings Stockholders from the Liquidating Trust.

     The Liquidating Trust Escrow Agent will act as the agent of the Rightsholders for purposes of the administration of the Liquidating Trust Escrow Agreement. The Liquidating Trust Escrow Agent will also serve as a trustee of the Liquidating Trust.

                        FEDERAL INCOME TAX CONSEQUENCES
                             OF THE SALES OF ASSETS
                        AND DISSOLUTION AND LIQUIDATION


     The following discussion summarizes the U.S. income tax consequences associated with the Transactions under the Internal Revenue Code of 1986, as amended (the "Code"). The discussion summarizes the federal income tax consequences that are material to the Holdings Stockholders and Rightsholders (each, a "Holder") in general, but it does not describe all of the consequences that might be relevant to a particular Holder in light of that Holder's own tax situation. It is recommended that each Holder consult his or her own tax advisor regarding the tax consequences of the Transactions in light of his or her own tax situation. In particular, the following discussion may not be complete or applicable in its entirety with respect to Holders who are not individuals, who are dealers in securities, or who acquired their Holdings Common Stock through employee stock option programs.


                                 Corporate Tax

     Holdings believes that although the asset sales by it and Advertising and the Advertising Stock Sale are taxable transactions, they will not result in significant federal income tax liability being incurred by Holdings. This conclusion is based on a number of positions taken or to be taken by Holdings which might be subject to IRS challenge. To the extent that the IRS were to successfully challenge any of Holdings' positions, amounts held in the Liquidating Trust and the Liquidating Trust Escrow Fund would be used to pay the ensuing tax liability. Accordingly, no assurance can be given that any of the portions held in the Liquidating Trust will be ultimately distributed to the Holdings Stockholders or that funds held in the Liquidating Trust Escrow Fund will be ultimately distributed to the Rightsholders. To the extent that funds available from these sources were inadequate to satisfy amounts due to the IRS, the IRS could seek payment from Holdings Stockholders to the extent of such unsatisfied liability up to the amounts distributed to such Holdings Stockholders.

                                   Holder Tax

     The following summary applies only to Holders who are United States persons for federal income tax purposes and except as specifically described below, does not apply to Holders who are not U.S. persons.

Holders of Class A Common Stock and Mojo B Common Stock

     For federal income tax purposes, holders of Class A Common Stock ("Class A Stockholders") and Mojo B Common Stock ("Mojo B Stockholders") will recognize gain or loss as a result of the Transactions equal to the difference between the sum of (i) the fair market value of all of the Omnicom shares received (whether distributed or placed in the Liquidating Trust or the Stockholders General or Special Escrow Funds) plus (ii) the cash received in respect of any fractional shares, and their adjusted basis in the Class A Common Stock or Mojo B Common Stock. Class A Stockholders and Mojo B Stockholders who have held their shares for over one year at the time of the transaction will be subject to tax at rates up to the 28% maximum rate currently applicable to long-term capital gain. The basis in the shares of Omnicom Common Stock received will be equal to their fair market value on the Distribution Date and the holding period for the shares of Omnicom Common Stock will commence on the date of the distribution. Provided that the Liquidating Trust is classified as a trust for federal income tax purposes (see discussion below), if amounts in the Liquidating Trust are subsequently used to pay creditors (or payments are made to Omnicom out of the Stockholders General or Special Escrow Funds), Class A Stockholders and Mojo B Stockholders should be entitled to a capital loss in the year such payments are made. If the amount of payments made to creditors that are allocable to a Class A Stockholder or Mojo B Stockholder are in excess of $3,000 and the other requirements of section 1341 of the Code are met, such shareholder should be able to compute his or her federal income tax liability for the year such payments are made under the provisions of section 1341 of the Code. Under section 1341 of the Code, a shareholder's federal income tax liability would be the lesser of the tax liabilities as computed under two alternative computation methods. Under the first method, the shareholder would compute his or her tax liability by taking a regular capital loss in the year that payments are made. Under the second method, the shareholder would decrease his or her tax liability in the year of payment by the amount of tax liability that was generated by the prior inclusion. The tax return for the year of inclusion would not be reopened under either computation method. No additional federal income tax consequences will occur when amounts are distributed from the Liquidating Trust to a Class A Stockholder or a Mojo B Stockholder.

     With respect to a Class A Stockholder's or Mojo B Stockholder's shares of Omnicom Common Stock that are placed in the Liquidating Trust or the Stockholders General or Special Escrow Funds, in the event the shares are disposed of by the Liquidating Trust or the Stockholders General or Special Escrow Funds, any difference in the value of the shares of Omnicom Common Stock between the date of distribution and the date disposed of by Liquidating Trust or such Escrow Funds will be treated as long-term or short-term capital gain or loss by such Holder, depending on the holding period. Such Holder's share of any other income (including dividends paid on the Omnicom Common Stock), gain or loss realized by the Liquidating Trust or the Stockholders General or Special Escrow Funds will be recognized by such Holder (whether or not distributed) in computing his or her federal income tax.

Holders of Class B Common Stock

     Holders of Class B Common Stock (other than holders of Mojo B Common Stock) ("Class B Stockholders") will recognize compensation income on the date of distribution of shares of Omnicom Common Stock pursuant to the Plan of Liquidation, equal to the excess of the sum of (i) the then fair market value of the shares of Omnicom Common Stock (including the value of any amount to be held in the Liquidating Trust or the Stockholders General or Special Escrow Funds) plus (ii) the cash received in respect of any fractional shares, over the sum of
(a) the amount they paid for their Class B Common Stock, and (b) the amount, if any, of ordinary income which they have previously recognized in respect of their Class B Common Stock. The Holder's holding period for his or her shares of Omnicom Common Stock will commence on the date of distribution and the basis of the shares of Omnicom Common Stock will be the fair market value on the date of such distribution.

     With respect to a Class B Stockholder's shares of Omnicom Common Stock that are placed in the Liquidating Trust or the Stockholders General or Special Escrow Funds, in the event the shares are disposed of by the Liquidating Trust or such Escrow Funds, any difference in the value of the shares of Omnicom Common Stock between the date of distribution and the date disposed of by the Liquidating Trust or such Escrow Funds will be treated as long-term or short-term capital gain or loss by such Holder, depending on the holding period. Such Holder's share of any other income (including dividends paid on the Omnicom Common Stock), gains or losses realized by the Liquidating Trust or such Escrow Funds will be recognized by such Holder in computing his or her federal income taxes.

     In addition, to the extent that any amount placed in the Liquidating Trust or the Stockholders General or Special Escrow Funds is subsequently utilized to discharge an obligation of Holdings, the affected Class B Stockholder should be entitled to a federal income tax deduction, in the year of such expenditure, equal to the amount of such expenditure previously included in the Class B Stockholder's income. If the amount of the deduction exceeds $3,000, such deduction may qualify for treatment under the provisions of Code section 1341, previously described above. No additional federal income tax consequences will occur when amounts are distributed from the Liquidating Trust to the Class B Stockholder.

Tax on Holders of EPUs and EARs

     Rightsholders will recognize compensation income equal to the sum of (i) the fair market value of the shares of Omnicom Common Stock which they are entitled to receive in the liquidation of Holdings, on the date such Omnicom Common Stock is either distributed or made available to them, plus (ii) the cash received in respect of any fractional shares. For this purpose, any Omnicom Common Stock placed in the Liquidating Trust Escrow Fund or the Rightsholders General or Special Escrow Funds on their behalf is treated as having been distributed to them.

     With respect to a Rightsholder's shares of Omnicom Common Stock that are placed in the Liquidating Trust Escrow Fund or the Rightsholders General or Special Escrow Funds, in the event the shares are disposed of while in the Liquidating Trust Escrow Fund or the Rightsholders General or Special Escrow Funds, any difference in the value of the Omnicom Common Stock between the date of distribution and the date disposed of will be treated as long-term or short-term capital gain or loss by the Rightsholder, depending on the holding period. The Rightsholder's share of any other income (including dividends paid on the Omnicom Common Stock), gains or losses realized by the Liquidating Trust Escrow Fund or the Rightsholders General or Special Escrow Funds will be recognized by the Rightsholder in computing his or her federal income tax.

     In addition, to the extent that any amount placed in the Liquidating Trust Escrow Fund or the Rightsholders General or Special Escrow Funds is subsequently utilized to discharge an obligation of Holdings, the affected Rightsholder should be entitled to a federal income tax deduction, in the year of such expenditure, equal to the amount of such expenditure previously included in the Rightsholder's income. If the amount of the deduction exceeds $3,000, such deduction may qualify for treatment under the provisions of Code section 1341 previously discussed above. No additional federal income tax consequences will occur when amounts are distributed from the Liquidating Trust Escrow Fund or the Rightsholders General or Special Escrow Funds to the Rightsholder.

Certain Consequences to Non-U.S. Holders

     A Holder who is not a U.S. person (a "Non-U.S. Holder") will generally not be subject to United States federal income tax with respect to gain or ordinary income recognized as a result of the transaction unless (i) the gain is effectively connected with a trade or business of the Non-U.S Holder in the United States (or, in the case of ordinary income, is from United States sources; i.e., is payable as the result of services performed in the United States) or (ii) in the case of a Non-U.S. Holder who is an individual and holds Class A common stock or Mojo B Common Stock as a capital asset, such Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met. Assuming the Liquidating Trust and Liquidating Trust Escrow Fund are each classified as a trust for federal income tax purposes (see discussion below) dividends paid on the shares of Omnicom Stock held in the Liquidating Trust and Liquidating Trust Escrow Fund and dividends paid on Omnicom Common Stock held in the Rightsholders or Stockholders General or Special Escrow Funds will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business of the Non-U.S. Holder in the United States. Under the current United States- Australia income tax treaty, for example, dividends are subject to withholding at a 15% rate. A Non-U.S. Holder who wishes to claim the benefit of an applicable treaty rate may be required to satisfy applicable certification and other requirements. Dividends that are effectively connected with a trade or business in the United States are subject to United States federal income tax on a net basis.

Liquidating Trust and Liquidating Trust Escrow Fund

     Holdings believes that the Liquidating Trust and the Liquidating Trust Escrow Fund will each be treated as a grantor trust for federal income tax purposes and not as an association taxable as a corporation. As such, items of taxable income, deduction, gain and loss (including gain or loss on the sale of shares of Omnicom Common Stock) would be passed through to the Holders and reported by them on their tax return (whether or not distributed). However, since the Liquidating Trust and the Liquidating Trust Escrow Fund will not meet all of the IRS requirements to obtain a ruling as to grantor trust status, there is a risk that the IRS could successfully assert that the Liquidating Trust or the Liquidating Trust Escrow Fund should be taxed as a corporation. In that event, the Liquidating Trust or the Liquidating Trust Escrow Fund would pay tax on its income at the regular corporate rates of up to 35% and any distributions to Holders would be taxed as dividends at ordinary income tax rates to the extent of the earnings and profits of the Liquidating Trust or the Liquidating Trust Escrow Fund.

                               Withholding Taxes

     That portion of the Omnicom Common Stock (and any cash received in respect of fractional shares) which is taxable to Holders as ordinary or compensation income is subject to federal income tax withholding at the prescribed rate of 28%, as well as FICA and other applicable federal, state and local withholding. Holdings expects that Holders will make arrangements with Holdings to satisfy their tax obligations. A Holder who fails to satisfy this withholding requirement could be subject to potential additional estimated tax payment liability and to penalties if such liability is not satisfied. If any person receiving shares of Omnicom Common Stock in respect of his employment with Holdings does not pay the relevant taxes, the Liquidating Trust and the related Liquidating Trust Escrow Fund would have liability for the amount of such tax.

     THE TAX CONSEQUENCES OF THE SALES OF ASSETS, THE LIQUIDATION OF HOLDINGS AND THE INCOME WITH RESPECT TO THE LIQUIDATING TRUST, LIQUIDATING TRUST ESCROW FUND, AND ESCROW FUNDS MAY BE INFLUENCED BY THE IRS'S VIEWS OF FACTUAL CIRCUMSTANCES SURROUNDING THE TRANSACTIONS PROVIDED FOR HEREIN. NO RULINGS OR OPINIONS OF COUNSEL HAVE BEEN OBTAINED WITH RESPECT TO THESE MATTERS.


     IT IS RECOMMENDED THAT EACH HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE TRANSACTIONS DESCRIBED HEREIN, INCLUDING THE APPLICABILITY AND EXTENT OF ANY RELEVANT STATE, LOCAL OR FOREIGN TAX LAWS.

                    BUSINESS INFORMATION CONCERNING OMNICOM


                            Description of Business
General

     Omnicom, through its wholly and partially owned companies (sometimes hereinafter collectively referred to as the "Omnicom Group"), operates advertising agencies which plan, create, produce and place advertising in various media such as television, radio, newspaper and magazines; and offers clients such additional services as marketing consultation, consumer market research, design and production of merchandising and sales promotion programs and materials, direct mail advertising, corporate identification, and public relations. The Omnicom Group offers these services to clients worldwide on a local, national, pan-regional or global basis. Operations cover the major regions of North America, the United Kingdom, Continental Europe, the Middle East, Latin America, the Far East and Australia. In 1994 and 1993, 54% and 52%, respectively, of Omnicom's billings came from its non-U.S. operations.

     According to the unaudited industry-wide figures published in the trade journal, Advertising Age, in 1994 the Omnicom Group was ranked as the third largest advertising agency group worldwide.

     Omnicom operates three separate, independent agency networks: the BBDO Worldwide Network, the DDB Needham Worldwide Network and the TBWA International Network. Omnicom also operates independent agencies, Altschiller & Company and Goodby, Silverstein & Partners, and certain marketing service and specialty advertising companies through Diversified Agency Services ("DAS").

     BBDO Worldwide, DDB Needham Worldwide and TBWA International, by themselves and through their respective subsidiaries and affiliates, independently operate advertising agency networks worldwide. Their primary business is to create marketing communications for their clients' goods and services across the total spectrum of advertising and promotion media. Each of the agency networks has its own clients and competes with each other in the same markets. The BBDO Worldwide, DDB Needham Worldwide and TBWA International agencies typically assign to each client a group of advertising specialists which may include account managers, copywriters, art directors and research, media and production personnel. The account manager works with the client to establish an overall advertising strategy for the client based on an analysis of the client's products or services and its market. The group then creates and arranges for the production of the advertising and/or promotion and purchases time, space or access in the relevant media in accordance with the client's budget.

     DAS is Omnicom's Marketing Services and Specialty Advertising division whose agencies' mission is to provide customer driven marketing communications coordinated to the client's benefit. The division offers marketing services including sales promotion, public relations, direct and database marketing, corporate and brand identity, graphic arts, merchandising/point-of-purchase promotion; and specialty advertising including financial, healthcare and recruitment advertising.

BBDO Worldwide Network

     The BBDO Worldwide Network operates in the United States through BBDO Worldwide which is headquartered in New York and has full-service offices in New York, New York; Los Angeles and San Francisco, California; Atlanta, Georgia; Chicago, Illinois; Detroit, Michigan; and Minneapolis, Minnesota.

     The BBDO Worldwide Network operates internationally through subsidiaries in Austria, Belgium, Brazil, Canada, China, Croatia, Denmark, Finland, France, Germany, Greece, Hong Kong, Italy, Malaysia, Mexico, the Netherlands, Peru, Poland, Portugal, Puerto Rico, Russia, Singapore, Spain, Sweden, Taiwan, Thailand and the United Kingdom; and through affiliates located in Argentina, Australia, Chile, Costa Rica, the Czech Republic, Egypt, El Salvador, Guatemala, Honduras, Hungary, India, Israel, Lebanon, Kuwait, New Zealand, Norway, Panama, the Philippines, Romania, Saudi Arabia, the Slovak Republic, Switzerland, Turkey, the United Kingdom, United Arab Emirates and Venezuela; and through a joint venture in Japan. The BBDO Worldwide Network uses the services of associate agencies in Colombia, Dominican Republic, Ecuador, Indonesia, Korea, Nicaragua, Pakistan and Uruguay.

DDB Needham Worldwide Network

      The DDB Needham Worldwide Network operates in the United States through DDB Needham Worldwide which is headquartered in New York and has full-service offices in New York, New York; Los Angeles, California; Dallas, Texas; Chicago, Illinois; and Seattle, Washington; and through Griffin Bacal Inc. which is headquartered in New York.

     The DDB Needham Worldwide Network operates internationally through subsidiaries in Australia, Austria, Belgium, Bulgaria, Canada, China, the Czech Republic, Denmark, France, Germany, Greece, Hong Kong, Hungary, Italy, Japan, Mexico, the Netherlands, New Zealand, Norway, the Philippines, Poland, Portugal, Singapore, the Slovak Republic, Spain, Sweden, Taiwan, Thailand and the United Kingdom; and through affiliates located in Brazil, Costa Rica, Egypt, Estonia, Finland, Germany, India, Korea, Malaysia, Switzerland and Thailand. The DDB Needham Worldwide Network uses the services of associate agencies in Miami, Florida and in Argentina, Bahrain, Belize, Bolivia, Chile, Colombia, Dominican Republic, Ecuador, El Salvador, Guatemala, Honduras, Indonesia, Ireland, Israel, Kuwait, Lebanon, Nicaragua, Panama, Paraguay, Peru, Puerto Rico, Romania, Russia, Saudi Arabia, Slovenia, South Africa, Trinidad, Turkey, United Arab Emirates, Uruguay and Venezuela. Griffin Bacal Inc. operates internationally through subsidiaries in Canada and the United Kingdom and through a branch in Mexico.

 TBWA International Network

     TBWA International B.V., a corporation organized under the laws of the Netherlands, is the holding company for the TBWA International Network.

     The TBWA International Network operates in the United States through TBWA Advertising and Graf Bertel Buczek which are both headquartered in New York, New York and through TBWA Wolfe Freeman Advertising, Inc. in St. Louis, Missouri.

     The TBWA International Network operates internationally through subsidiaries in Belgium, Denmark, France, Germany, Greece, Italy, the Netherlands, South Africa, Spain and the United Kingdom; and through affiliates located in Mexico, Portugal, South Africa, Sweden and Switzerland. The TBWA International Network uses the services of associate agencies in Austria, the Czech Republic, Hungary, India, Japan, the Middle East, the Netherlands, Norway, Poland and Turkey.

Diversified Agency Services

     DAS agencies headquartered in the United States include: Harrison, Star, Wiener & Beitler, Inc., Interbrand Schechter Inc., Kallir, Philips, Ross, Inc., RC Communications, Inc., Merkley Newman Harty Inc., Lyons/Lavey/Nickel/Swift, Inc. and Shain Colavito Pensabene Direct, Inc., in New York; Doremus & Company, Gavin Anderson & Company Worldwide, Inc., Porter Novelli, Inc., Bernard Hodes Advertising, Inc. and Rapp Collins Worldwide Inc., all in various cities and headquartered in New York; Baxter, Gurian & Mazzei, Inc., in Beverly Hills, California; Frank J. Corbett, Inc., in Chicago, Illinois; Thomas A. Schutz Co., Inc. in Morton Grove, Illinois; The GMR Group, in Fort Washington, Pennsylvania; Optima Direct Inc., in Vienna, Virginia; Rainoldi, Kerzner & Radcliffe, Inc., in San Francisco, California and Alcone Sims O'Brien, Inc., in Irvine, California and Mahwah, New Jersey.

     DAS operates in the United Kingdom through subsidiaries which include Colour Solutions Ltd., Countrywide Communications Group Ltd., CPM International Ltd., European Political Consultancy Group Ltd., Granby Marketing Services Ltd., Interbrand (UK) Ltd., MacMillan Davies Advertising, Ltd., MacMillan Davies Consultants, Ltd., Paling Ellis/KPR, Ltd., Premier Magazines Ltd., Product Plus London Ltd., Specialist Publications (UK) Ltd., The Anvil Consultancy Ltd. and WWAV Rapp Collins Group, Ltd.

     In addition, DAS operates internationally with subsidiaries and affiliates in Australia, Belgium, Canada, France, Germany, Hong Kong, Ireland, Italy, Japan, Korea, Mexico, South Africa and Spain.

Omnicom Group Inc.

     As the parent company of BBDO Worldwide, DDB Needham Worldwide, TBWA International, the DAS Group, Goodby, Silverstein & Partners and Altschiller & Company, Omnicom, through its wholly-owned subsidiary Omnicom Management Inc. provides a common financial and administrative base for the operating groups. Omnicom oversees the operations of each group through regular meetings with their respective top-level management. Omnicom sets operational goals for each of the groups and evaluates performance through the review of monthly operational and financial reports. Omnicom provides its groups with centralized services designed to coordinate financial reporting and controls, real estate planning and to focus corporate development objectives. Omnicom develops consolidated services for its agencies and their clients. For example, Omnicom participated in forming The Media Partnership, which consolidates certain media buying activities in Europe in order to obtain cost savings for clients.

Clients

     The clients of the Omnicom Group include major industrial, financial and service industry companies as well as smaller, local clients. Among its clients are Anheuser-Busch, Apple Computer, Chrysler Corporation, Delta Airlines, Gillette, GTE, Henkel, McDonald's, PepsiCo., Visa U.S.A., Volkswagen and The Wm. Wrigley Jr. Company.

     The Omnicom Group's ten largest clients accounted for approximately 18% of 1994 billings. The majority of these have been clients for more than ten years. The Omnicom Group's largest client accounted for less than 5% of 1994 billings.

Revenues

     Commissions charged on media billings are the primary source of revenues for the Omnicom Group. Commission rates are not uniform and are negotiated with the client. In accordance with industry practice, the media source typically bills the agency for the time or space purchased and the agency bills its client for this amount plus the commission. Each agency typically requires that payment for media charges be received from the client before the agency makes payments to the media. In some instances a member of the Omnicom Group, like other advertising agencies, is at risk in the event that its client is unable to pay the media.

     The Omnicom Group's advertising networks also generate revenues in arranging for the production of advertisements and commercials. Although, as a general matter, the Omnicom Group does not itself produce the advertisements and commercials, the Omnicom Group's creative and production staff directs and supervises the production company. The agency bills the client for production costs plus a commission. In some circumstances, certain production work is done by the Omnicom Group's personnel.

     In some cases, fees are generated in lieu of commissions. Several different fee arrangements are used depending on client and individual agency needs. In general, fee charges relate to the cost of providing services plus a markup. The DAS Group primarily charges fees for its various specialty services, which vary in type and scale, depending upon the service rendered and the client's requirements.

     Advertising agency revenues are dependent upon the marketing requirements of clients and tend to be highest in the second and fourth quarters of the fiscal year.

Other Information

     For additional information concerning the contribution of international operations to commissions and fees and net income see Note 5 of the Notes to Consolidated Financial Statements.

     The Omnicom Group is continuously developing new methods of improving its research capabilities, to analyze specific client requirements and to assess the impact of advertising. In the United States, approximately 146 people on the Omnicom Group's staff were employed in research during the year and the Omnicom Group's domestic research expenditures approximated $20,395,000. Substantially all such expenses were incurred in connection with contemporaneous servicing of clients.

     The advertising business is highly competitive and accounts may shift agencies with comparative ease, usually on 90 days' notice. Clients may also reduce advertising budgets at any time for any reason. An agency's ability to compete for new clients is affected in some instances by the policy, which many advertisers follow, of not permitting their agencies to represent competitive accounts in the same market. As a result, increasing size may limit an agency's potential for securing certain new clients. In the vast majority of cases, however, the separate, independent identities of BBDO Worldwide, DDB Needham Worldwide, TBWA International, the independent agencies within the DAS Group, Goodby, Silverstein & Partners and Altschiller & Company have enabled the Omnicom Group to represent competing clients.

      BBDO Worldwide, DDB Needham Worldwide, TBWA International, the DAS Group, Goodby, Silverstein & Partners and Altschiller & Company have sought, and as part of the Omnicom Group's operating segments will seek, new business by showing potential clients examples of advertising campaigns produced and by explaining the variety of related services offered. The Omnicom Group competes in the United States and internationally with a multitude of full service and special service agencies. In addition to the usual risks of the advertising agency business, international operations are subject to the risk of currency exchange fluctuations, exchange control restrictions and to actions of governmental authorities.

Employees

     The business success of Omnicom is, and will continue to be, highly dependent upon the skills and creativity of its creative, research, media and account personnel and their relationships with clients. Omnicom believes its operating groups have established reputations for creativity and marketing expertise which attract, retain and stimulate talented personnel. There is substantial competition among advertising agencies for talented personnel and all agencies are vulnerable to adverse consequences from the loss of key individuals. Employees are generally not under employment contracts and are free to move to competitors of the Omnicom Group. Omnicom believes that its compensation arrangements for its key employees, which include stock options, restricted stock and retirement plans, are highly competitive with those of other advertising agencies. As of December 31, 1994, the Omnicom Group, excluding unconsolidated companies, employed approximately 16,100 persons, of which approximately 6,700 were employed in the United States and approximately 9,400 were employed in its international offices.

Government Regulation

     The advertising business is subject to government regulation, both within and outside the United States. In the United States, federal, state and local governments and their agencies and various consumer groups have directly or indirectly affected or attempted to affect the scope, content and manner of presentation of advertising. The continued activity by government and by consumer groups regarding advertising may cause further change in domestic advertising practices in the coming years. While Omnicom is unable to estimate the effect of these developments on its U.S. business, management believes the total volume of advertising in general media in the United States will not be materially reduced due to future legislation or regulation, even though the form, content, and manner of presentation of advertising may be modified. In addition, Omnicom will continue to ensure that its management and operating personnel are aware of and are responsive to the possible implications of such developments.

                            Description of Property

     Substantially all of the Omnicom Group's offices are located in leased premises. Omnicom has continued a program to consolidate leased premises. Management has obtained subleases for most of the premises vacated. Where appropriate, management has established reserves for the difference between the cost of the leased premises that were vacated and anticipated sublease income.

Domestic

     Omnicom's corporate office occupies approximately 25,000 sq. ft. of space at 437 Madison Avenue, New York, New York under a lease expiring in the year 2010.

     BBDO Worldwide occupies approximately 285,000 sq. ft. of space at 1285 Avenue of the Americas, New York, New York under a lease expiring in the year 2012, which includes options for additional growth of the agency.

     DDB Needham Worldwide occupies approximately 162,000 sq. ft. of space at 437 Madison Avenue, New York, New York under leases expiring in the year 2010, which include options for additional growth of the agency.

     TBWA International occupies approximately 61,000 sq. ft. of space at 292 Madison Avenue, New York, New York under a lease expiring in the year 2005, which includes options for additional growth of the agency.

     The Omnicom Group's other full-service offices in Atlanta, Beverly Hills, Chicago, Dallas, Detroit, Irvine, Los Angeles, Mahwah, Minneapolis, Morton Grove, New York, San Francisco, Seattle and St. Louis and service offices at various other locations occupy approximately 1,798,000 sq. ft. of space under leases with varying expiration dates.

International

     Omnicom's international subsidiaries in Australia, Austria, Belgium, Canada, China, the Czech Republic, Denmark, Finland, France, Germany, Greece, Hong Kong, Hungary, Ireland, Italy, Japan, Malaysia, Mexico, the Netherlands, New Zealand, Norway, the Philippines, Poland, Portugal, Puerto Rico, Singapore, the Slovak Republic, South Africa, Spain, Sweden, Taiwan, Thailand and the United Kingdom occupy premises under leases with various expiration dates.

                               Legal Proceedings

     Omnicom has no material pending legal proceedings, other than ordinary routine litigation incidental to its business.

                       SELECTED FINANCIAL DATA OF OMNICOM

     The following table summarizes certain selected consolidated financial data of Omnicom and its subsidiaries and is qualified in its entirety by the more detailed financial information and notes thereto appearing elsewhere in this Prospectus/Information Statement.


                                                                     (Dollars in Thousands Except Per Share Amounts)
                                                ------------------------------------------------------------------------------------
                                                  Three Months Ended
                                                        March 31,                         Year Ended December 31
                                                --------------------       ---------------------------------------------------------
                                                   1995        1994        1994        1993        1992          1991        1990
                                                   ----        ----        ----        ----        ----          ----        ----
Commissions and fees ......................     $459,882    $376,538   $1,756,205  $1,516,475   $1,385,161   $1,236,158   $1,178,233
Income before
   change in accounting
   principles .............................       24,142      18,920      108,134       85,345      65,498       57,052       52,009
Net income (loss) .........................       24,142      (9,089)      80,125       85,345      69,298       57,052       52,009
Income per common
   share before change in
   accounting principles:
    Primary ...............................         0.68        0.58         3.15         2.79        2.31         2.08         2.01
    Fully diluted .........................         0.68        0.58         3.07         2.62        2.20         2.01         1.94
Cumulative effect of
   change in accounting
   principles:
    Primary ...............................         --         (0.85)       (0.81)        --          0.14         --           --
    Fully diluted .........................         --         (0.85)       (0.81)        --          0.11         --           --
Net income (loss) per
   common share after
   change in accounting
   principles:
    Primary ...............................         0.68       (0.27)        2.34         2.79        2.45         2.08         2.01
    Fully diluted .........................         0.68       (0.27)        2.34         2.62        2.31         2.01         1.94
Dividends declared per
   common share ...........................         0.31        0.31         1.24         1.24        1.21         1.10         1.07
At end of period:
  Total assets ............................    2,961,570   2,301,860    2,852,204    2,289,863   1,951,950    1,885,894    1,748,529
  Long-term obligations:
    Long-term debt ........................      403,882     403,827      187,338      278,312     235,129      245,189      278,960
    Deferred compensation
     and other liabilities ................       76,577      81,713       95,973       56,933      51,919       31,355       25,365

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS OF OMNICOM

                             Results of Operations

First Quarter 1995 Compared to First Quarter 1994:

     Consolidated worldwide revenues from commission and fee income increased 22 percent to $459,882,000 in the first quarter of 1995 from $376,538,000 in the first quarter of 1994. Consolidated domestic revenues increased 14 percent to $224,340,000 in 1995 from $196,942,000 in 1994. Consolidated international revenues increased 31 percent to $235,542,000 in 1995 from $179,596,000 in 1994.
Absent the effect of the net acquisitions of subsidiary companies and movements in foreign currency exchange rates, consolidated worldwide revenues increased 11 percent in the first quarter of 1995 as compared to the same period in 1994.

     Operating expenses increased 22 percent in the first quarter of 1995 as compared to the first quarter of 1994. Excluding the effect of the net acquisition activity and movements in foreign currency exchange rates mentioned above, operating expenses increased 12 percent over 1994 levels. This increase reflects normal salary increases and growth in client service expenditures to support the increased revenue base. Operating expenses as a percentage of commissions and fees were 89.6 percent in the first quarter of 1995 and 89.9 percent in 1994.

     Net interest expense is comparable with the first quarter of 1994.

     Pretax profit margin was 9.0 percent in the first quarter of 1995 as compared to 8.4 percent in the same period of 1994. Operating margin, which excludes interest and dividend income and interest expense, was 10.4 percent in the first quarter of 1995 as compared to 10.1 percent, in the same period in 1994.

     The effective income tax rate was 40.0 percent in the first quarter of 1995 and 41.7 percent in the first quarter of 1994. The decrease reflects a lower international effective tax rate primarily caused by fewer international operating losses with no associated tax benefit and tax planning strategies implemented in certain non-U.S. countries.

     Equity in affiliate income is comparable with the first quarter of 1994. The increase in minority interest expense is primarily due to greater earnings by companies where minority interests exist; additional minority interests resulting from acquisitions; and the acquisition of a majority interest in several companies which were previously less than 50 percent owned.

     Net income increased 28 percent to $24,142,000 in the first quarter of 1995 as compared to $18,920,000, before the cumulative effect of the adoption of SFAS 112, in the first quarter of 1994. Absent the effect of net acquisitions of subsidiary companies and movements in foreign currency exchange rates, net income increased 7 percent in the first quarter of 1995 as compared to the first quarter of 1994.

     Effective January 1, 1994, Omnicom adopted the provisions of Statement of Financial Accounting Standards No. 112 "Employers' Accounting for Postemployment Benefits". The cumulative after-tax effect of this onetime non-cash charge was $28,000.

Year Ended December 31, 1994 Compared to Years Ended December 31, 1993 and 1992

     In 1994, domestic revenues from commissions and fees increased 11.4 percent. The effect of acquisitions, net of divestitures, accounted for a 1.4 percent increase. The remaining 10.0 percent increase was due to net new business gains and higher spending from existing clients.

     In 1993, domestic revenues from commissions and fees increased 9.0 percent. The effect of acquisitions, net of divestitures, accounted for a 3.9 percent increase. The remaining 5.1 percent increase was due to net new business gains and higher spending from existing clients.

     In 1992, domestic revenues increased 2 percent, primarily as a result of net new business gains and higher spending from existing clients.

     In 1994, international revenues increased 20.3 percent. The effect of acquisitions, net of divestitures, accounted for an 8.7 percent increase in international revenues. The weakening of the U.S. dollar increased international revenues by 2.3 percent. The remaining 9.3 percent increase was due to net new business gains and higher spending from existing clients.

     In 1993, international revenues increased 10.0 percent. The effect of the acquisition of TBWA International B.V. and several marketing services companies in the United Kingdom, net of divestitures, accounted for an 18.1 percent increase in international revenues. The strengthening of the U.S. dollar against several major international currencies relevant to the Omnicom's non-U.S. operations decreased revenues by 11.7 percent. The increase in revenues, due to net new business gains and higher spending from existing clients, was 3.6 percent.

     In 1992, international revenues increased 25 percent, of which the effect of the acquisition of McKim Baker Lovick BBDO in Canada and the purchase of additional shares in several companies which were previously affiliates of Omnicom accounted for 14 percent. The remaining increase was due to net new business gains and higher spending from existing clients. Currency exchange rates did not significantly impact the revenues for the year.

     In 1994, worldwide operating expenses increased 15.2 percent. Acquisitions, net of divestitures during the year, accounted for a 5.4 percent increase in worldwide operating expenses. The weakening of the U.S dollar increased worldwide operating expenses by 1.2 percent. The remaining increase was caused by normal salary increases and growth in out-of-pocket expenditures to service the increased revenue base. Net currency exchange gains did not significantly impact operating expenses for the year.

     In 1993, worldwide operating expenses increased 8.8 percent. Acquisitions, net of divestitures during the year, accounted for an 11.7 percent increase in worldwide operating expenses. The strengthening of the U.S. dollar against several international currencies decreased worldwide operating expenses by 5.9 percent. The remaining increase was caused by normal salary increases and growth in out-of-pocket expenditures to service the increased revenue base. Net currency exchange gains did not significantly impact operating expenses for the year.

     In 1992, worldwide operating expenses increased 12.5 percent. Acquisitions, net of divestitures during the year, accounted for 5.0 percent of the increase. The special charge accounted for 0.5 percent of the increase. The remaining increase was caused by normal salary increases and growth in out-of-pocket expenditures to service the increased revenue base. Net currency exchange gains did not significantly impact total operating expenses for the year.

     Interest expense in 1994 decreased by $6.4 million. This decrease reflects lower average borrowings and interest rates on borrowings, primarily due to the conversion of Omnicom's 6.5% Convertible Subordinated Debentures in July 1994 and the full year effect of the conversion of Omnicom's 7% Convertible Subordinated Debentures in October 1993. Interest and dividend income decreased by $2.7 million in 1994. This decrease was primarily due to lower average funds invested during the year and declining interest rates in certain countries.

     Interest expense in 1993 was comparable to 1992. Interest and dividend income decreased in 1993 by $2.2 million. This decrease was primarily due to lower average amounts of cash and marketable securities invested during the year and lower average interest rates on amounts invested.

     Interest expense in 1992 was comparable to 1991. Interest and dividend income decreased by $1.4 million in 1992. This decrease was primarily due to lower average funds invested during the year and declining interest rates in certain countries.

     In 1994, the effective tax rate decreased to 40.9 percent. The decrease reflects a lower international effective tax rate primarily caused by fewer international operating losses with no associated tax benefit and tax planning strategies implemented in certain non-U.S. countries.

      In 1993, the effective tax rate decreased to 42.0 percent. This decrease primarily reflects a lower international effective tax rate caused by fewer international operating losses with no associated tax benefit, partially offset by an increased domestic federal tax rate.

     In 1992, the effective tax rate of 43.6 percent was comparable to the 1991 effective tax rate of 44 percent.

     In 1994, consolidated net income before the change in accounting principle increased by 26.7 percent. This increase was the result of revenue growth, margin improvement and an increase in equity income, partially offset by an increase in minority interest expense. Operating margin, which excludes net interest expense, increased to 11.7 percent in 1994 from 11.2 percent in 1993. This increase was the result of greater growth in commission and fee revenue than the growth in operating expenses. The increase in equity income was primarily due to the acquisition of certain minority interests and improved net income at companies which are less than 50 percent owned. The increase in minority interest expense was primarily due to greater earnings by companies where minority interests exist and the additional minority interests resulting from acquisitions. In 1994, the incremental impact of divestitures, net of acquisitions, accounted for a 1.7 percent decrease in consolidated net income, while the weakening of the U.S dollar against several international currencies increased consolidated net income by 1.1 percent.

     In 1993, consolidated net income increased 23.2 percent. This increase is the result of revenue growth, margin improvement, an increase in equity income and a decrease in minority interest expense. Operating margin increased to 11.2 percent in 1993 from 10.6 percent in 1992. This increase was the result of greater growth in commission and fee revenue than the growth in operating expenses. The increase in equity income was the result of improved net income at companies which are less than 50 percent owned. The decrease in minority interest expense was primarily due to the acquisition of certain minority interests in 1993 and lower earnings by companies in which minority interests exist. In 1993, the incremental impact of acquisitions, net of divestitures, accounted for 0.8 percent of the increase in consolidated net income, while the strengthening of the U.S. dollar against several international currencies decreased consolidated net income by 5.7 percent.

     Consolidated net income increased 21 percent in 1992. This increase was the result of revenue growth and margin improvement. Operating margin, after the first quarter special charge discussed below, decreased to 10.6 percent in 1992 from 10.9 percent in 1991. This decrease was the result of the special charge offset by greater growth in commissions and fees than the growth in operating expenses. In 1992, the incremental impact of acquisitions, net of divestitures, accounted for 6 percent of the increase in consolidated net income.

     At December 31, 1994, accounts receivable increased by $238.4 million from December 31, 1993. This increase was primarily due to acquisitions and an increased volume of activity resulting from business growth.

     At December 31, 1994, accounts payable increased by $367.7 million from December 31, 1993. This increase was primarily due to acquisitions, an increased volume of activity resulting from business growth, and differences in the dates on which payments to media and other suppliers became due in 1994 compared to 1993.

     At December 31, 1992, the translation, into U.S. dollars, of the assets and liabilities of Omnicom's international subsidiaries decreased cumulative translation adjustment by $70.9 million compared to December 31, 1991. This decrease was primarily the result of a stronger U.S. dollar exchange rate for certain international currencies at December 31, 1992 as compared to December 31, 1991.

     Effective January 1, 1994, Omnicom adopted the provisions of Statement of Financial Accounting Standards No. 112 "Employers' Accounting for Postemployment Benefits". The cumulative after tax effect of the adoption of this statement decreased net income by $28.0 million.

     In 1992, Omnicom adopted two new accounting principles which had a net favorable cumulative after tax effect of $3.8 million. At the same time, Omnicom recorded a special charge to provide for future losses related to certain leased property. The combination of the favorable impact of the adoption of the new accounting principles and the after tax impact of the special charge had no effect on 1992 consolidated net income.

     Omnicom's international operations are subject to the risk of currency exchange rate fluctuations. This risk is generally limited to the net income of the operations as the revenues and expenses of the operations are generally denominated in the same currency. When economically beneficial to do so, Omnicom or its international operations enter into hedging transactions to minimize the risk of adverse currency exchange rate fluctuations on the net income of the operation. Omnicom's major international markets are the United Kingdom, France, Germany, the Netherlands, Spain, Italy and Canada. Omnicom's operations are also subject to the risk of interest rate fluctuations.

     As part of managing Omnicom's exposure to changes in currency exchange and market interest rates, Omnicom periodically enters into derivative financial instruments with major well known banks acting as principal counterparty.

     In order to minimize counterparty risk, Omnicom only enters into derivative contracts with major well known banks that have credit ratings equal to or better than Omnicom's. Additionally, these contracts contain provisions for net settlement. As such, the contracts settle based on the spread between the currency rates and interest rates contained in the contracts and the current market rates. This minimizes the risk of an insolvent counterparty being unable to pay Omnicom and, at the same time, having the creditors of the counterparty demanding the notional principal amount from Omnicom.

     Omnicom's derivative activities are limited in volume and confined to risk management activities related to Omnicom's worldwide operations. A reporting system is in place which evaluates the impact on Omnicom's earnings resulting from changes in interest rates, currency exchange rates and other relevant market risks. This system is structured to enable senior management to initiate prompt remedial action, if appropriate.

     At December 31, 1994, Omnicom had forward exchange contracts outstanding with an aggregate notional principal amount of $346 million, most of which were denominated in Omnicom's major international market currencies. These contracts effectively hedge certain of Omnicom's assets and liabilities which are recorded in a currency different from that in which they will settle. The terms of these contracts are generally three months or less.

     Omnicom had no other derivative contracts outstanding at December 31, 1994.

     At December 31, 1993, Omnicom had entered into various cross currency interest rate swap transactions. The notional principal amount of these swap transactions totaled $70.6 million comprising contracts denominated in German Deutsche Marks, French Francs, Australian Dollars and Spanish Pesetas. The swaps were principally used to reduce Omnicom's risk related to currency fluctuations and to convert the effective interest rate on borrowings of certain international subsidiaries from fixed rates to a lower floating U.S. interest rate. In addition, Omnicom had one U.S. dollar interest rate swap outstanding at December 31, 1993 with a notional principal amount of $50 million, for the purpose of converting a portion of the floating U.S. interest rates mentioned previously to fixed interest rates. These contracts were closed out during 1994 for a gain of $2.4 million which is being amortized into income over the original term of the swap agreements.

     The current economic conditions in Omnicom's major markets would indicate varying growth rates in advertising expenditures in 1995. Omnicom anticipates relatively favorable growth rates in its major international markets.

                        Capital Resources and Liquidity

     Cash and cash equivalents at March 31, 1995 decreased to $168,391,000 from $228,251,000 at December 31, 1994. This decline is due to the paydown of year-end accrued liabilities and payments to media and other suppliers exceeding collections from clients. Both events are normal recurring seasonal industry patterns. The relationship between payables to the media and suppliers and receivables from clients, at March 31, 1995, compares favorably to customary industry practices.

     Cash and cash equivalents increased $53 million during 1994 to $228 million at December 31, 1994. Omnicom's positive net cash flow provided by operating activities was enhanced by an improvement in the relationship between the collection of accounts receivable and the payment of obligations to media and other suppliers. After annual cash outlays for dividends paid to shareholders and minority interests and the repurchase of Omnicom's common stock for employee programs, the balance of the cash flow was used to fund acquisitions, make capital expenditures and repay debt obligations.

     On June 1, 1994, Omnicom issued a Notice of Redemption for its 6.5% Convertible Subordinated Debentures due 2004. Prior to the July 27,1994 redemption date, debenture holders elected to convert all of their outstanding debentures into common stock of Omnicom at a conversion price of $28.00 per common share.

     Omnicom maintains relationships with a number of banks worldwide, which have extended unsecured committed lines of credit in amounts sufficient to meet Omnicom's cash needs. At December 31, 1994, Omnicom had $370 million in committed lines of credit, comprised of a $250 million revolving credit agreement expiring on June 30, 1997 and $120 million in unsecured credit lines, principally outside of the United States. Of the $370 million in committed lines, $32 million were used at December 31, 1994. Management believes the aggregate lines of credit available to Omnicom are adequate to support its short-term cash requirements for dividends, capital expenditures and maintenance of working capital.

     On January 4, 1995, an indirect wholly-owned subsidiary of Omnicom issued Deutsche Mark 200 million Floating Rate Bonds (approximately $130 million), due January 5, 2000. The bonds bear interest at a per annum rate equal to Deutsche Mark three month LIBOR plus 0.65%.

     Omnicom anticipates that the year end cash position, together with the future cash flows from operations and funds available under existing credit facilities and borrowings will be adequate to meet its long-term cash requirements as presently contemplated.

                             Recent Financial Data

     On July 27, 1995, Omnicom announced that worldwide commission and fee income increased 23 percent to $985,921,000 for the six months ended June 30, 1995 from $801,736,000 for the same period in 1994. Domestic commission and fee income for the six months increased 15 percent to $467,930,000 compared to $406,038,000 in 1994. International commission and fee income increased 31 percent to $517,991,000 in 1995 from $395,697,000 in 1994. Absent the effect of the net acquisition activity of subsidiary companies and movements in international currency exchange rates, worldwide commission and fee income would have increased 13 percent.

     Operating and interest expense increased 22 percent for the six months ended June 30, 1995 as compared to the same period for 1994. Excluding the effect of the net acquisition activity and movements in international currency exchange rates mentioned above, operating and interest expense would have increased 13 percent over 1994 levels. This increase reflects normal salary increases and growth in client service expenditures to support the increased revenue base.

     Pretax profit margin for the first six months of 1995 was 11.7 percent as compared to 11.2 percent in the same period in 1994.

     The effective income tax rate of 40.2 percent for the first six months of 1995 is comparable to 41.2 percent in the first six months of 1994.

     Both equity in affiliates and minority interests increased during the six month period compared to 1994. The increase in equity in affiliates is indicative of greater profits earned by companies in which Omnicom owns less than a 50% equity interest. The increase in minority interests primarily reflects greater earnings by Omnicom's majority-owned international subsidiaries and the effect of acquisitions made subsequent to June 30, 1994.

     Net income for the six months ended June 30, 1995 increased 26 percent to $66,289,000 from $52,418,000, before a change in accounting principle, in 1994. Absent the effect of net acquisitions and movements in international currency exchange rates, net income would have increased 13 percent over 1994 levels. Fully diluted earnings per share increased 19 percent to $1.81 per share in 1995 from $1.52 per share in the same period in 1994.

     The following is selected unaudited financial data of Omnicom's operating results for the six months ended June 30, 1995 and 1994:

                                                           (Dollars in Thousands
                                                              Except Per Share
                                                                  Amounts)
                                                                (unaudited)
                                                             1995         1994
                                                             ----         ----
Commission and fee income ..............................  $ 985,921   $ 801,736
Operating and interest expense .........................    870,234     711,917
Income before income taxes .............................    115,687      89,819
Income taxes ...........................................     46,453      36,971
Income after income taxes ..............................     69,234      52,848
Equity in affiliates ...................................      8,354       5,952
Minority interests .....................................    (11,299)     (6,382)
Net income before change in accounting principle .......     66,289      52,418
Cumulative effect of change in accounting principle ....       --       (28,009)
Net Income .............................................  $  66,289   $  24,409
Earnings per share:
   Net income before change in accounting principle:
     Primary ...........................................  $    1.84   $    1.59
     Fully diluted .....................................  $    1.81   $    1.52
   Cumulative effect of change in accounting principle:
     Primary ...........................................       --     $   (0.85)
     Fully diluted .....................................       --     $   (0.85)
   Net Income:
     Primary ...........................................  $    1.84   $    0.74
     Fully diluted .....................................  $    1.81   $    0.74

                    BUSINESS INFORMATION CONCERNING HOLDINGS

General


     The principal line of business of Holdings and its subsidiaries includes planning and creating advertising campaigns for clients, purchasing various media spots (television, radio, newspapers and magazines), and providing marketing consultation, market research and production services. In 1994, Holdings was the 16th largest advertising agency in the U.S. according to statistics published in Advertising Age, a trade publication. Holdings operates major offices in Venice, California, London, New York and Toronto, and a regional network of offices in, Atlanta, Calgary, Chicago, Dallas, San Francisco, Washington, D.C. and Jacksonville. The principal office of Chiat/Day is located at 180 Maiden Lane, New York, New York 10038.


Sales and Marketing

     Holdings believes that it has a reputation as an industry leader in terms of the creativity and effectiveness of its campaigns. Holdings believes that its reputation and the "Chiat/ Day" name are important generators of business.

     Holdings has organized management teams to explore and pursue clients in the major industry groups that it does not currently service. Holdings maintains constant contact with industry sources for new business leads and presents five to eight extensive business pitches per office per year.

Customers

     Holdings serves a diversified and well-known client base in many industries, including airlines, automobile, banking, cellular communications, consumer electronics, entertainment, financial services, food products, insurance, footwear, personal computers and soft drinks. Eight of Holdings' ten largest clients representing 57% of 1994 gross income have been with Holdings for more than five years.

     Since 1988, Nissan Motor Company has been Holdings' largest client. In 1992, Nissan awarded its Infiniti account to Holdings without requiring competitive bids. Nissan and Infiniti accounted for 48% of Holdings' gross income in 1993 and 55% of Holdings' gross income in 1994. Holdings has no other client which accounts for 10% or more of its gross income.

     Like most advertising agencies, Holdings experiences a certain amount of client turnover. Agreements between Holdings and its clients are generally terminable by either Holdings or the client on 90 days notice. Turnover is primarily generated by a change in the management of the client, an effort by Holdings to pursue a client in the same category as an existing client, a client merger or a change in the client's financial or strategic direction.

Competition

     Agencies typically pitch new clients by presenting an ad campaign in competition against other firms. The basis for the selection includes: relevance of the campaign to the product strategy, creativity, market insights, the agency's ability to provide the appropriate media exposure, past success and personal chemistry. Holdings believes that agencies are rarely selected on the basis of price. Typically, agencies are precluded from representing more than one client in an industry for reasons of potential conflicts.

Services

     Holdings' principal line of business includes planning and creating advertising campaigns for clients; purchasing various media placements in local television, network, cable, radio, newspapers, magazines and outdoor; and providing marketing, market research and production services.

     Holdings' four major offices (New York, Venice, Toronto and London) are full service operations with a total workforce of approximately 600, committed to Account Management, Account Planning, Creative, Media Planning and Buying, and Production. The offices that form the regional network with a total workforce of approximately 150 support the localized needs of Holdings' national clients.

Pricing and Billing

     Holdings generates most of its revenue from fees and commissions for production and placement in various media of agency generated advertising campaigns. Most of Holdings' revenue is based on a combination of commissions and fees with seven of the ten largest accounts on this system. This pricing method provides a fixed minimum fee augmented by commissions based on the client's media billings. This pricing method protects the agency from large variations in its clients' media budgets.

     Some clients are billed on a "cost plus mark-up" fee structure. Cost plus mark-up billing entails billing the client a fixed monthly fee for the staffing dedicated to the account plus an amount to cover overhead.

     In addition, Holdings is sometimes paid a bonus by clients based on predetermined performance criteria.

Billing and Accounting Practices

     Revenue  is  recognized  in the  month in which the  advertisement  is run.
"Advance billings" in the current liability section of the balance sheet represents costs and commissions which have been approved by and billed to clients but for which related vendor invoices have not been received and income has not been earned. "Expenditures billable to clients" in the current asset portion of the balance sheet represents unbilled receivables. Both "Advance billings" and "Expenditures billable to clients" are primarily the result of timing differences between the receipt of invoices (media and production) and the client billing cycle.

     For media placement, Holdings obtains written approval of an estimate (the "Estimate") from its clients before commitments are made to media vendors. Clients are billed based on the approved Estimate.

     Production of advertising spots follows a similar pattern, except that in this case Holdings bills the client as costs are incurred. On average, production costs charged to clients account for about 10% of all billing activity. Spot (local television), newspaper, magazine and radio advertising account for about 65% of billings. Network advertising represents the remaining 25% of billings.

Seasonality

     Historically, Holdings' business has been seasonal, with increased billings generated in the third and fourth quarters of each fiscal year. The seasonality generally reflects the media placement patterns of Holdings' clients and is similar to that experienced by other firms in the industry.

Personnel

     On April 30, 1995, Holdings employed approximately 750 persons. In addition, turnover at the senior management level has been very low. All of the eight senior executives of Holdings have been with Holdings for at least eight years, with an average tenure of over 13 years.

     Since most employees are assigned to one specific account, Holdings can respond quickly to account losses or acquisitions by hiring or reducing staff accordingly.

     None of Holdings' employees are represented by unions.

Legal Proceedings

     Holdings is not involved in any material pending legal proceedings not covered by insurance or by adequate indemnification, which, if decided adversely to Holdings' interest, would have a material adverse effect on the financial position of Holdings.

Properties

     All of Holdings' offices are located in leased premises. Holding's principal offices are in New York City and Venice. Holdings also leases offices in Calgary, Chicago, Dallas, London, Toronto, San Francisco, Washington, D.C. and Jacksonville.

                      SELECTED FINANCIAL DATA OF HOLDINGS

     The following table summarizes certain selected consolidated financial data of Holdings and is qualified in its entirety by the more detailed financial information and notes thereto appearing elsewhere in this Prospectus/Information Statement. The financial data as of and for each of the five years ended October 31, 1994 is derived from the financial statements audited by Coopers & Lybrand LLP, independent public accountants. The financial data for the six-month periods ended April 30, 1995 and 1994, are derived from unaudited financial statements and, in the opinion of Holdings, reflect all adjustments, consisting only of normal non-recurring adjustments, necessary for a fair statement of results of operations for such periods. Operating results for the six months ended April 30, 1995, are not necessarily indicative of the results that may be achieved for the entire year ending October 31, 1995. See "Financial Statements", the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Holdings".



                                                   (Dollars in Thousands Except Per Share Amounts)
                                    ---------------------------------------------------------------------------
                                      Six Months Ended
                                          April 30,                       Year Ended October 31
                                    --------------------  ------------------------------------------------------
                                       1995      1994       1994       1993        1992       1991     1990
                                      ----       ----       ----       ----        ----       ----     ----
Fee and commission
   income ......................... $ 45,364   $ 42,926   $ 89,277   $100,267    $128,722   $115,470  $131,457
Operating expenses ................   37,586     35,405     78,117     91,300     118,120    120,369   147,375
Restructuring expenses ............      --         --         --      25,848         --         --        --
Income (loss) before income
   tax provision ..................    6,335      6,262      7,573    (20,690)      4,186     (5,656)  (16,642)
Net income (loss) .................    4,748      4,937      5,971    (21,545)      3,407     (6,089)  (17,389)
Earnings per share:
  Net income (loss):
    Primary .......................     0.09       0.09       0.11      (0.39)       0.06      (0.10)    (0.25)
    Primary (including
     EPUs and EARs) ...............     0.04       0.04       0.05      (0.39)       0.04      (0.10)    (0.25)
Total assets ......................  121,334     95,124     96,077     74,871     158,261    150,701   165,771
Long-term obligations:
  Long-term debt ..................   10,881     26,891     10,448     20,697      71,423     70,398    92,598
  Restructuring reserve liability      7,518     11,671     10,009     13,421         --         --        --
  Other liabilities ...............    2,937      2,588      2,791      2,012      20,201     25,995     7,019

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS OF HOLDINGS

                             Results of Operations

Fiscal year 1993 compared to fiscal year 1992 and fiscal year 1994 compared to fiscal year 1993.

     Fee and commission income decreased in fiscal years ended October 31, 1993 and 1994 by 22% and 11%, respectively, compared to the prior fiscal years. The decrease in fiscal year 1993 was mainly attributable to the loss of the American Express and Nutrasweet accounts and the sale of Holdings' Australian subsidiary in February 1993. The fiscal year 1994 decrease was mainly attributable to loss of the Reebok account.

     Salaries and employee benefit expenses were reduced by 19% in fiscal year 1993 and 8% in fiscal year 1994, respectively, as compared to the prior fiscal years. Due to the reduction in fee and commission income in fiscal years 1993 and 1994, staff reductions were made to reduce costs. Selling, general and administrative expenses decreased in fiscal year 1993 by 14% from fiscal year 1992 due to the disposal of Holdings' Australian subsidiary in February 1993. In fiscal year 1994, Holdings established a "virtual office" in its New York and Venice offices by eliminating fixed office locations for personnel. Holdings and Advertising employees carry portable phones and computers and are encouraged to work where they feel most productive. Based on the implementation of the virtual office, selling, general and administrative expenses were reduced in fiscal year 1994 by 29% compared to fiscal year 1993. This reduction was primarily due to decreases in real estate and depreciation expense by 41% and 47%, respectively, as a result of the restructuring charge recorded in 1993 described in the next paragraph.

     A one-time restructuring charge of $25,848,000 was recorded in fiscal year 1993. Effective November 1, 1993 Holdings entered into a new real estate operating lease in New York that will enable it to significantly reduce its future rental expense through a reduction in total amount of space leased. Holdings remains as the primary lessee on its old New York lease through December 31, 1997. It has currently sublet approximately 85% of the space through the lease term and is actively seeking to sublet the remaining space. $14,802,000 of the charge relates to the future cash rental obligations, net of probable sublease income, and $3,252,000 relates to the writeoff of fixed assets and leasehold improvements.

     In fiscal 1993 Holdings entered into agreements to assign its lease, effective January 1, 1994, for the 320 Hampton Drive facility to an unrelated third party in order to consolidate operations into one facility at 340 Main Street. All fixed assets and leasehold improvements related to such facility were written off in 1993. Alterations to the 340 Main Street property were made in order to facilitate the consolidation into one facility. $5,122,000 of the restructuring charge related to the write-off of leasehold improvements and fixed assets at both facilities as a result of the consolidation and $940,000 related to cash obligations incurred in connection with the lease assignment and consolidation of space. The remaining balance of the restructuring charge of $1,732,000 represents a reserve for future cash rental obligations in excess of anticipated probable sublease income for other property leased in California.

     In 1994 earnings increased by approximately $4,500,000 due to reductions in rental and depreciation expense as a result of the restructuring reserve taken in 1993. Cash flows decreased in 1994 primarily due to $5,800,000 of expenditures incurred in connection with the alterations made to the 340 Main Street facility. Future earnings and cash flows will increase by approximately $4,500,000 and $2,000,000 per annum, respectively, due to reduced rental and depreciation expense.

     In October 1994, Venice Operating Corp. ("VOC"), a company owned by the majority stockholder and certain members of the Board of Directors of Holdings, sold its office facilities in Venice, California to an unrelated third party. Effective October 14, 1994 the Holdings lease with VOC was terminated and it entered into a new twenty year lease having six consecutive five-year renewal options with the new owner of the building. Rent expense will be reduced by approximately $1,000,000 per annum as a result of such new lease.

     Holdings was assigned a $3,000,000 promissory note from VOC that it received in connection with the sale of the building in satisfaction of the return of the Holdings' security deposit and accrued interest thereon due from VOC. As a result of the proposed transaction with Omnicom, the new owner of the building and obligor of the note, ADS (CA) QRS, 11-34, has indicated that they will pay the principal in full prior to December 31, 1995. VOC is presently an inactive company and Holdings has had no business transactions with VOC subsequent to the sale of the building.

     On February 16,1993, (effective as of January 1, 1993), Holdings completed the transfer of the stock of this subsidiary to Foote Cone & Belding ("FCB") for no consideration. Concurrent with the transfer of shares to FCB, Holdings exercised its option to acquire $10,350,000 of bank debt owed by such subsidiary for $700 and agreed to accept from FCB, in full satisfaction of such debt, $1,380,000 plus future contingent payments up to a maximum of $3,450,000. To date, Holdings has received $1,093,000 from FCB in contingent payments. Holdings recorded a gain of $3,504,000 on the disposition primarily as a result of the recognition of the accumulated translation adjustment related to such operation. FCB already had a presence in Australia and felt that the combination of the operations could provide future value. The disposition was structured to reflect the fact that the level of debt rendered the equity worthless. Accordingly, no consideration was paid for the stock. Due to the uncertainty of the viability of the operation, payments to Holdings were contingent upon future revenue performance and the utilization of certain tax benefits by FCB. All contingent payments by FCB are recorded when received. While the disposition reduced overall revenues of Holdings, it increased Holdings' consolidated profitability due to the elimination of the net operating losses the subsidiary was generating as a result of poor operating performance and high interest costs due to its large debt position. The reduction in consolidated debt improved Holdings' overall financial position and cash flows.

     The 73% decrease in other operating expenses in fiscal year 1993 compared to fiscal year 1992 was due largely to the impact of a $3,200,000 charge in fiscal year 1992 to reflect the settlement of certain litigation. An additional 90% reduction in other operating expenses was realized in fiscal year 1994 compared to fiscal year 1993 primarily due to $653,000 of revenue performance payments received in connection with the sale of Holdings' Australian subsidiary discussed above and due to increased deferred compensation expenses in fiscal year 1993 of approximately $1,000,000.

     Interest expense was reduced by 41% in fiscal year 1993 versus fiscal year 1992 due to reduced levels of debt. A 1% increase in interest expense in fiscal 1994 versus fiscal 1993 was due to an increase in dividends issued to the profit sharing plan in 1994.

     The income tax provision for fiscal year 1993 decreased 64% compared to fiscal year 1992 due largely to the use in fiscal year 1993 of net operating loss carry forwards previously generated. While the income tax provision increased 87% in fiscal year 1994 compared to fiscal year 1993, the income tax provision was less than what would have been provided under the statutory rate due to the use of net operating loss carry forwards and a foreign tax credit generated in fiscal year 1994. FASB 109 was adopted effective October 1, 1993 creating a deferred tax asset of $18,717,000. No benefit was recorded on the financial statements, but the effect is described in the footnotes.

First half 1995 compared to first half 1994.

     For the six month ended April 30, 1995, revenues increased 6% compared to the corresponding period of the prior year as a result of new clients in California and New York. At the same time, salary expense increased by 20% due to salary increases effective May 1, 1994, the full effect of new hires in the Toronto office and incremental staffing for new business wins occurring in 1995. Selling, general and administrative expense decreased by 16% due to decreased rent expense related to lower lease costs in New York and California as a result of new leases entered into for both locations. Due to increased borrowings, interest expense increased by 21% while interest income increased by 44% resulting in a net interest expense increase of 15%. Income tax expense increased as a result of an increase in the expected effective income tax rate in 1995.

                        Liquidity and Capital Resources

     Holdings' principal source of operating capital has been from operations, Senior Debt of $20,000,000 under the Amended and Restated Credit Agreement and Senior Subordinated Debt of $11,000,000 under the 13.25% Senior Subordinated Notes. The Senior Debt is due and payable on December 10, 1995 and the Senior Subordinated Debt became payable and was paid on August 1, 1995. Under the Bank Credit Agreement, the Senior Debt was scheduled to mature in May 1995. However, pursuant to the assignment to Omnicom of the Senior Debt in January 1995 under the Amended and Restated Credit Agreement, Omnicom agreed to extend the maturity until December 10, 1995. In the event the Transactions are not consummated, Holdings would be required to refinance its entire debt structure by December 10, 1995.

     In late 1994 and January 1995, Holdings was engaged in discussions with potential lenders regarding the refinancing of the Bank Credit Agreement and $11 million of Holdings' 13.25% Senior Subordinated Notes which matured and were paid in full on August 1, 1995. The terms proposed by prospective institutional lenders included substantial penalties for early repayment and the equivalent of an equity participation in Holdings in the event that it were sold while such financing was outstanding. During the period Holdings was considering whether to accept such terms of refinancing, discussions with Omnicom were renewed and began to assume the characteristics of negotiations in January of 1995. Holdings realized that proceeding with the proposed refinancing would create significant obstacles to consummating any acquisition transaction. Instead, as described above, Omnicom agreed to assume the liabilities of the banks under the Bank Credit Agreement and extended the maturity until December 10, 1995.

     Based upon the discussions held with prospective lending institutions in late 1994 and early 1995, management believes that the refinancing of Holdings' outstanding debt obligations and/or additional equity financing would be obtainable if necessary, although no assurances can be given. If the Acquisition is not consummated, Holdings will resume discussions with potential institutional lenders and/or equity investors. If such financing were obtained, given Holdings' historical increases in cash and cash equivalents and its ability to manage its negative working capital position, management believes that Holdings would continue as a viable going concern.

     Working capital decreased in fiscal year 1994 by 15.7% versus fiscal year 1993. As compared to April 30, 1994, working capital at April 30, 1995 increased by 126.5% primarilydue to long term debt becoming current.

     Holdings' working capital deficit increased to $64.9 million at October 31, 1994 from $56.1 million at October 31, 1993 primarily due to capital expenditures of $5.8 million in 1994 to implement the real estate restructuring.

     Capital expenditures of $999,000 were made in fiscal year 1993 and $5,615,000 in fiscal year 1994. These expenditures included, among other things, leasehold improvements and upgraded telephone and computer systems.

     Holdings believes that its cash flows and funds available under existing debt facilities will be adequate to meet its cash requirements through the contemplated Closing Date of the Acquisition, but it is possible that additional borrowings from Omnicom may be required.

                      DESCRIPTION OF OMNICOM CAPITAL STOCK

     Each share of Omnicom Common Stock entitles the holder thereof to one vote on all matters submitted to a vote of shareholders. All shares of Omnicom Common Stock have equal rights and are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefor and to share ratably upon liquidation in the assets available for distribution to stockholders. Omnicom is not aware of any restrictions on its present or future ability to pay dividends. However, in connection with certain borrowing facilities entered into by Omnicom and its subsidiaries, Omnicom is subject to certain restrictions on current ratio, ratio of total consolidated indebtedness to total consolidated capitalization, ratio of net cash flow to consolidated indebtedness, and limitation on investments in and loans to affiliates and unconsolidated subsidiaries. The Omnicom Common Stock is not subject to call or assessment, has no preemptive conversion or cumulative voting rights and is not subject to redemption. Omnicom's shareholders elect a classified board of directors, and may not remove a director except by an affirmative two-thirds vote of all outstanding shares. A two-thirds vote is also required for Omnicom's shareholders to amend Omnicom's by-laws or certain provisions of its charter documents, and to change the number of directors comprising the full board.

     Omnicom may issue Omnicom Preferred Stock in series having whatever rights and preferences the Board of Directors may determine. One or more series of Omnicom Preferred Stock may be made convertible into Omnicom Common Stock at rates determined by the Board of Directors, and Omnicom Preferred Stock may be given priority over the Omnicom Common Stock in payment of dividends, rights on liquidation, voting and other rights. Omnicom has no current plans to issue any Omnicom Preferred Stock. Omnicom Preferred Stock may be issued from time to time upon authorization of the Omnicom Board of Directors without action of the shareholders.

     Omnicom currently has outstanding $143,750,000 of 4.5%/6.25% Step-Up Convertible Subordinated Debentures with a scheduled maturity in 2000, which are convertible into Omnicom Common Stock at a conversion price of $54.88, subject to adjustment in certain events.

     Chemical Bank, 450 West 33rd Street, New York, New York 10001 is the transfer agent and the registrar of the Omnicom Common Stock.

                     DESCRIPTION OF HOLDINGS CAPITAL STOCK

     Holdings is a Delaware corporation incorporated on May 2, 1988. Holdings is the sole stockholder of Advertising, a Delaware corporation incorporated on March 15, 1985.

Holdings Common Stock

     Holdings has two classes of Common Stock: Class A Common Stock, par value $0.01 per share and Class B Common Stock, par value $0.01 per share.

     Class A Common Stock: There are 75,000,000 shares of Class A Common Stock authorized and there were 13,527,269 shares outstanding at August 1, 1995. The holders of Class A Common Stock are entitled to receive dividends when and as declared by the Holdings Board of Directors, but only after full cumulative dividends on the Holdings Preferred Stock have been paid or declared in full and sums set aside for the payment thereof. Class A Common Stock and Class B Common Stock rank equal with respect to the payment of dividends. Pursuant to the Holdings Certificate, holders of Class A Common Stock, excluding certain shares originally issued to Morgan Capital Corporation, have additional voting rights with respect to (i) certain transactions with affiliates, (ii) the creation of certain employee benefit plans, (iii) changes to the Holdings Certificate or By-laws which adversely affect the Class A Common Stock, (iv) certain sales or issuances of stock, and (v) certain business combinations. In the event of certain dilutive transactions other than in connection with a merger, consolidation, reorganization, or any public offering of stock of Holdings or in consideration of the acquisition of stock or assets of another entity, holders of Class A Common Stock are entitled to receive additional shares to prevent dilution. At August 1, 1995, there were 19 record holders of Class A Common Stock. See "The Plan of Liquidation" herein for a description of the rights of holders of Class A Common Stock in the event of a liquidation.

     Class B Common Stock: There are 200,000,000 shares of Class B Common Stock authorized and there were 38,513,160 shares outstanding at August 1, 1995. The holders of Class B Common Stock are entitled to receive dividends when and as declared by the Board of Directors, but only after full cumulative dividends on the Holdings Preferred Stock have been paid or declared in full and sums set aside for the payment thereof. Class A Common Stock and Class B Common Stock rank equal with respect to the payment of dividends. Class B Common Stock has the same voting rights as Class A Common Stock, except that certain shares of Class A Common Stock have additional voting rights in some situations as discussed above. At August 1, 1995, there were approximately 28 record holders of Class B Common Stock. See "The Plan of Liquidation" herein for a description of the rights of holders of Class B Common Stock in the event of a liquidation.

     Shares of Class B Common Stock which have been issued pursuant to the 1988 Chiat/Day Holdings, Inc. Restricted Stock Purchase Plan (the "Holdings Stock Purchase Plan") are subject to the restrictions contained therein. Any sale, transfer or disposition of the shares must comply with the provisions of the Holdings Stock Purchase Plan and of the related Stockholders' Agreements. (See
Note 5 to the Consolidated Financial Statements.)

     The following table reflects the beneficial ownership of directors, executive officers and owners of more than 5% of the outstanding shares of each of the Class A Common Stock, the Class B Common Stock (without taking into account the outstanding EARs and EPUs), and all Holdings Common Stock, in each case on a fully diluted basis at the close of business on August 1, 1995:


                                                                                                           Shares of       Percent
                                      Shares of Class A                 Shares of Class                     Holdings     of Holdings
Name and Address                        Common Stock      Percent of       B Common        Percent          Common         Common
of Beneficial Owner                        Owned            Class        Stock Owned(1)    of Class          Stock          Stock
---------------------                  -------------       --------       ------------      ------          -------       ---------

Jay Chiat ...........................    6,794,533           50%           18,547,970         46%          25,342,503        47%
c/o Chiat/Day inc. Advertising
180 Maiden Lane
New York, NY  10038

Leland Clow .........................            0            *             3,641,020          9%           3,641,020         7%
c/o Chiat/Day inc. Advertising
340 Main Street
Venice, CA 90291

Adelaide Horton .....................      100,000            *                     0          *              100,000         *
c/o Chiat/Day inc. Advertising
180 Maiden Lane
New York, NY  10038

Robert Kuperman .....................       50,000            *               969,015          2%           1,019,015         2%
c/o Chiat/Day inc. Advertising
340 Main Street
Venice, CA 90291

Ira Matathia ........................            0            *               375,000          *              375,000         *
c/o Chiat/Day inc. Advertising
180 Maiden Lane
New York, NY  10038

Tom Patty ...........................      100,000            *             1,282,045          3%           1,382,045         3%
c/o Chiat/Day inc. Advertising
340 Main Street
Venice, CA 90291

David C. Wiener .....................      125,000            *             2,876,060          7%           3,001,060         6%
440 Sylvan Avenue
Englewood Cliffs
New Jersey,  07632

Robert Wolf .........................      200,000            1%            3,376,060          8%           3,576,060         7%
c/o Chiat/Day inc. Advertising
340 Main Street
Venice, CA  90291

Mac & Co (2) ........................    5,142,846           38%              382,500          *            5,525,346        11%
c/o Harvey Rabinowitz
Mellon Securities Trust Co.
120 Broadway,
New York, NY 10271
Directors and Officers as a Group        7,419,533        54.85%           33,159,475      86.10%          40,579,008     77.98%

---------------
 *   represents holdings of less than 1%

(1) Jay Chiat also holds 5,396,715 EPUs and 26,945,903 EARs; Leland Clow also holds 566,360 EPUs and 3,280,420 EARs; Adelaide Horton also holds 700,000 EPUs and 196,825 EARs; Robert Kuperman also holds 1,169,240 EPUs and 656,084 EARs; Ira Matathia also holds 1,125,000 EPUs and 131,217 EARs; Tom Patty also holds 1,132,725 EPUs and 984,126 EARs; David C. Wiener also holds 176,970 EPUs and 1,312,168 EARs; Robert Wolf also holds 1,176,970 EPUs and 1,968,252 EARs.

(2)  Chesterfield Investments is the beneficial owner.

     Following the Acquisition and the dissolution and liquidation of Holdings described herein there will be no Class A Common Stock or Class B Common Stock outstanding and none of the current directors and officers of Holdings will own in excess of 1% of Omnicom Common Stock.

     No dividends have been declared or paid on the Holdings Class A Common Stock or Class B Common Stock in the current fiscal year, or in any of the periods presented in "Selected Financial Data of Holdings". Pursuant to the Amended and Restated Credit Agreement, Advertising is prohibited from paying dividends other than dividends paid in shares.

     There is no established trading market for Holdings Class A Common Stock or Class B Common Stock.

Holdings Preferred Stock

     There are 200,000 shares of Holdings Preferred Stock authorized. There were 140,817.7393 shares outstanding at April 30, 1995, all of which were owned by the Profit Sharing Plan. All such shares were reacquired by Holdings on July 10, 1995 pursuant to the terms of the Profit Sharing Plan Purchase Agreement, for an amount in cash of $14,081,773.93 (or $100 per share).

     Holdings Preferred Stock provides for cumulative dividends payable in cash, or at Holdings' option, in shares of Holdings Preferred Stock (valued at $100 per share) or a combination of cash and shares of Holdings Preferred Stock at a rate equal to 9% per annum of the liquidation preference of all shares of Holdings Preferred Stock outstanding, if such amount is paid entirely in cash, or at a rate of 10% per annum of the liquidation preference if such amount is paid entirely in additional shares of Holdings Preferred Stock, or at a blended rate based upon the weighted average of (i) the number of shares of Holdings Preferred Stock in respect of which dividends are paid in cash multiplied by 9%, and (ii) the number of shares in respect of which dividends are paid in additional shares of Holdings Preferred Stock multiplied by 10%. All dividends on shares of Holdings Preferred Stock are payable, if, when and as declared by the Board of Directors, annually in arrears on August 1, of each year. Dividends in respect of shares of Holdings Preferred Stock had been declared annually since issuance in July of each year and had been paid by the issuance of additional shares of Holdings Preferred Stock. Any dividends in arrears on the Holdings Preferred Stock accrue dividends at the rate of 9% per annum. The holders of Holdings Preferred Stock are not entitled to vote on any corporate matters, except as required by law. In the event of liquidation, the holders of Holdings Preferred Stock are entitled to receive the amount of $100 in cash for each outstanding share of Holdings Preferred Stock plus all declared and unpaid dividends before any distribution to the holders of Class A Common Stock or Class B Common Stock. If the assets available are insufficient for such a payment, the holders of Holdings Preferred Stock shall share ratably in any distribution. Subject to the prior payment of certain senior indebtedness of Advertising, the Holdings Preferred Stock may be redeemed at Holdings' option on and after July 31, 1996 at a price of $100 per share plus accrued but unpaid dividends subject to certain restrictions provided in the Holdings Certificate. Subject to the prior payment of certain senior indebtedness of Advertising, the Holdings Preferred Stock may be redeemed at the holder's option on and after July 31, 1996 at a price of $100 per share plus accrued but unpaid dividends subject to certain restrictions provided in the Holdings Certificate.

Vote Required

     The presence of the holders of a majority of the voting power of all shares of Class A Common Stock and Class B Common Stock entitled to vote outstanding on the record date is necessary to constitute a quorum at the Special Meeting. Under the DGCL and the Holdings Certificate the affirmative vote of the holders of the majority of the outstanding shares of Class A Common Stock and Class B Common Stock voting together as a class, are required to approve each of the sales pursuant to the Acquisition Agreement and Advertising Stock Sale Agreement, the Plan of Liquidation and the Amendment to the Holdings Certificate. Abstentions will have the effect of negative votes. Directors, officers and affiliates of Holdings who hold in the aggregate more than a majority of the outstanding Class A Common Stock and Class B Common Stock in the aggregate have indicated their intention to vote in favor of each of the Holdings Vote Matters. See "The Transactions--Interests of Certain Persons in the Transactions." Accordingly, if such persons vote in favor of these the Transactions, they may be approved even if all of the other Holdings Stockholders vote against these proposals.

     None of the Holdings Vote Matters shall become effective unless all of the proposals are adopted by the requisite vote of the Holdings Stockholders.

Rights of Dissenting Holdings Stockholders

     It is intended that the transactions described herein, including the sale of the assets and the distribution to the Holdings Stockholders in liquidation of Holdings, will not give rise to dissenters' rights in favor of Holdings Stockholders under Delaware law.

Equity Appreciation Rights

     Pursuant to the EAR Plan, Holdings has authorized 54,084,848 EARs each of which is equivalent to one share of Class B Common Stock and has the same priority as Class B Common Stock in the event of a liquidation. In the absence of liquidation, the EARs are valued at their net book value, which was $0 at April 30, 1995. At the close of business on August 1, 1995, there were 36,939,112 EARs outstanding. At the Closing Date, all of the outstanding EARs will be vested.

Equity Participation Units

     Pursuant to the EPU Plan, Holdings has authorized 50,000,000 EPUs, each of which is equivalent to one share of Class B Common Stock and has the same priority as Class B Common Stock in the event of a liquidation. In the absence of liquidation, the EPUs are valued at their net book value, which was $0 at April 30, 1995. At August 1, 1995 there were 22,198,890 EPUs outstanding. At the Closing Date all of the EPUs will be vested.

                        COMPARISON OF SHAREHOLDER RIGHTS

     Upon consummation of the Acquisition and the subsequent dissolution of Holdings and distribution of shares of Omnicom Common Stock to Holdings
Stockholders and Rightsholders, the stockholders of Holdings, a Delaware corporation, will become shareholders of Omnicom, a New York corporation, and their rights as such will be governed by New York law, as well as the Omnicom Certificate of Incorporation (the "Omnicom Certificate") and By-laws (the "Omnicom By-laws") as amended from time to time in accordance with New York law. While it is not practical to describe all changes in the rights of Holdings stockholders that will result from the application of New York law in lieu of Delaware law and the differences between the Omnicom Certificate and the Omnicom By-laws and the Holdings Certificate and the Holdings By-laws (the "Holdings By-laws"), the following is a summary of material differences.

     References to the "NYBCL" are to the New York Business Corporation Law, while references to the "DGCL" are to the Delaware General Corporation Law.

Special Meetings of Stockholders

     Under Delaware law, a special meeting of stockholders may be called only by the board of directors or by such person as may be authorized by the certificate of incorporation or by-laws. The Holdings By-laws provide that a special meeting of stockholders may be called by the Board of Directors, the Chairman of the Board or the President and shall be called by the Board upon the written request of the holders of record of a majority of the outstanding shares entitled to vote at the meeting requested to be called.

     Under New York law, a special meeting of shareholders may be called by the board of directors and by such person or persons as may be authorized to do so in the certificate of incorporation or by-laws. In addition, if an annual shareholder meeting has not been held for a certain period of time and a sufficient number of directors were not elected to conduct the business of the corporation, the board shall call a special meeting for the election of directors. If the board fails to do so, or sufficient directors are not elected within a certain period, holders of 10% of the shares entitled to vote in an election of directors may call a special meeting for such an election. The Omnicom By-laws provide that a special meeting of shareholders may be called, for any purpose or purposes, by the Board of Directors or by the President, or by the Secretary upon the request of a majority of the Board of Directors.

Removal of Directors

     Under Delaware law, unless otherwise provided in the certificate of incorporation or the by-laws, shareholders may remove any director, with or without cause, by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of directors. The Holdings By-laws provide that directors may be removed with or without cause by vote of the stockholders.

     Under New York law, (i) shareholders may remove any director for cause, and the certificate or provision of a by-law adopted by the shareholders may give the board such right; (ii) if the certificate or the by-laws so provide, shareholders may remove directors without cause; and (iii) an action to remove a director for cause may be brought by the attorney-general or by the holders of ten percent of the outstanding shares, whether or not entitled to vote. Neither the Omnicom Certificate nor the Omnicom By-Laws permit the removal of directors other than for cause.

Vacancies On The Board

     Under Delaware law, unless otherwise provided in the certificate of incorporation or the by-laws, the board of directors may fill any vacancy on the board including vacancies resulting from an increase in the number of directors. Under the Holdings By-laws, vacancies on the Board for any reason (including vacancies resulting from an increase in the number of directors) except the removal of directors by stockholders (which may only be filled by vote of the stockholders) may be filled by vote of a majority of the directors then in office. A director elected to fill a vacancy shall be elected to hold office for the unexpired term of his predecessor.

     Under New York law, newly created directorships resulting from an increase in the number of directors and vacancies occurring in the board for any reason except the removal of directors without cause may be filled by vote of the board. However, the certificate of incorporation or by-laws may provide that such newly created directorships or vacancies are to be filled by vote of the shareholders. Unless the certificate of incorporation or the specific provision of a by-law adopted by the shareholders provide that the board may fill vacancies occurring in the board by reason of the removal of directors without cause, such vacancies may be filled only by vote of the shareholders. A director elected to fill a vacancy, unless elected by the shareholders, will hold office until the next meeting of shareholders at which the election of directors is in the regular order of business and until his or her successor has been elected and qualified. The Omnicom By-laws provide that any vacancy in the Omnicom Board may be filled by a majority vote of the remaining directors or by the shareholders.


Classification of the Board of Directors

     Holdings' Board of Directors is not classified into classes.

     Omnicom's Certificate of Incorporation provides that directors are to be classified into three classes, which are to hold office in staggered three-year terms.

Books and Records; Inspection

     Under Delaware law, any person who is a shareholder of record has the right to examine, for any purpose reasonably relating to his or her interest as a shareholder, the minutes of a corporation and the right to receive upon request certain financial statements of the corporation.

     Under New York law, only shareholders of record for at least six months and any person or the authorized agent of any person or persons holding at least five percent of any class of the outstanding shares have the right to examine the minutes of a corporation and the right to receive upon request certain financial statements of the corporation. Under the federal securities laws, shareholders of Omnicom receive financial information substantially more extensive than that required under New York law.

Amendments of the Certificate of Incorporation

     Under Delaware law, an amendment to the certificate of incorporation proposed by the board of directors requires an affirmative vote of a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote as a class thereon. Whether or not entitled by the charter, the holders of the outstanding shares of a class are entitled to vote as a class on a charter amendment if the amendment would increase or decrease the aggregate number of authorized shares of such class or adversely affect the powers, preferences or special rights of such class. In addition, the Holdings Certificate specifically requires the approval of the holders of a majority of the shares of Class A Common Stock (excluding those shares originally issued to Morgan Capital Corporation) voting separately for any amendment to the Holdings Certificate which adversely affects their rights.

      Under New York law, an amendment or change of the certificate of incorporation may be authorized by vote of the Board, followed by vote of the holders of a majority of all outstanding shares entitled to vote thereon.
Certain categories of amendments which adversely affect the rights of any holders of shares of a class or series of stock require the affirmative vote of the holders of a majority of all outstanding shares of such class or series, voting separately. The Omnicom Certificate requires the affirmative vote of 66 2/3% of the voting power of all outstanding shares of vting stock of Omnicom in order to amend or repeal the provisions of the Omnicom Certificate setting the number of directors constituting the entire Board of Directors and dividing the directors into classes, and absolving directors from personal liability pursuant to Section 719 of the NYBCL.

Amendments to By-Laws

     Under Delaware law, the by-laws of a corporation generally may be amended or repealed by the affirmative vote of the holders of a majority of the shares entitled to vote thereon. As permitted by the DGCL, the Holdings By-laws provide that the Holdings By-laws may be made, altered or repealed by the Holdings Board. Any By-law adopted by the Holdings Board may be amended or repealed by the stockholders entitled to vote thereon. In addition, the Holdings Certificate specifically requires the approval of the holders of a majority of the shares of Class A Common Stock (excluding those shares originally issued to Morgan Capital Corporation) voting separately for any amendment to the Holdings By-laws which adversely affects their rights.

     Under New York law, except as otherwise provided in the certificate of incorporation, by-laws may be amended, repealed or adopted by the holders of shares entitled to vote in the election of any director. When so provided in the certificate of incorporation or a by-law adopted by the shareholders, by-laws may also be amended, repealed or adopted by the board by such vote as may be therein specified, which may be greater than the vote otherwise prescribed by law, but any by-law adopted by the board may be amended or repealed by the shareholders entitled to vote thereon. Under the terms of the Omnicom Certificate and Omnicom By-laws, Omnicom By-laws may be amended, repealed or adopted only by the affirmative vote of at least 66 2/3% of the total voting power of all outstanding shares of voting stock of Omnicom.

Dividends and Distributions

     Delaware law permits the payment of dividends on capital stock, subject to any restrictions contained in the certificate of incorporation, out of a corporation's surplus (the excess of net assets over capital) or, in case there is no surplus, out of net profits for the current and/or preceding fiscal year. If the capital of the corporation is diminished to an amount less than the aggregate amount of capital represented by the outstanding stock having a preference on the distribution of assets, then dividends may not be declared and paid out of such net profits until the deficiency in the amount of capital represented by the shares having a preference on the distribution of assets shall have been repaired. The Holdings Certificate provides that unless full cumulative dividends on the Holdings Preferred Stock have been paid or declared in full and sums set aside for their payment, no dividends may be paid or declared on the Class A Common Stock or Class B Common Stock. The Amended and Restated Credit Agreement prohibits the payment of dividends other than dividends paid in shares.

     Under New York law, dividends may be declared or paid and other distributions may be made out of surplus only, so that the net assets of the corporation remaining after such declaration, payment or distribution must at least equal the amount of its stated capital. When any dividend is paid or any other distribution is made from sources other than earned surplus, a written notice must accompany such payment or distribution as provided by the NYBCL. A corporation may declare and pay dividends or make other distributions except when currently the corporation is insolvent or would thereby be made insolvent, or when the declaration, payment or distribution would be contrary to any restrictions contained in the corporation's certificate of incorporation.

State Takeover Legislation

     Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date such person became an interested stockholder, unless (i) prior to such date, the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the board of directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation outstanding at the time the transaction commenced, or (iii) on or after such date the business combination is approved by the board of directors of the corporation and by the affirmative vote, not by written consent, of at least 66 2/3% of the voting stock which is not owned by the interested stockholder. A "business combination" includes mergers, consolidations, asset transfers (including any sale, lease, exchange, mortgage, pledge or other disposition of assets) and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who (i) owns 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of a corporation and was the owner of 15% or more of the outstanding voting stock at any time within the past three years.

     The NYBCL prohibits any business combination (defined to include a variety of transactions, including mergers, consolidations, sales or dispositions of assets, issuances of stock, liquidations, reclassifications and the receipt of certain benefits from the corporation, including loans or guarantees) with, involving or proposed by any interested shareholder (defined generally as any person who, (i) directly or indirectly, beneficially owns 20% or more of the outstanding voting stock of a resident domestic New York corporation or (ii) is an affiliate or associate of such resident domestic corporation and at any time within the past five years was a beneficial owner of 20% or more of such stock) for a period of five years after the date on which the interested shareholder became such. After such five-year period a business combination between a resident domestic New York corporation and such interested shareholder is prohibited unless either certain "fair price" provisions are complied with or the business combination is approved by a majority of the outstanding voting stock not beneficially owned by such interested shareholder or its affiliates or associates. The NYBCL exempts from its prohibitions any business combination with an interested shareholder if such business combination, or the purchase of stock by the interested shareholder that caused such shareholder to become such, is approved by the board of directors of the resident domestic New York corporation prior to the date on which the interested shareholder becomes such.

     Section 203 of the DGCL does not apply to Holdings, as Holdings is not a publicly held corporation as defined by the DGCL. Under the NYBCL, corporations may opt to not be governed by the statute; Omnicom has not so elected.

Business Combinations

     Generally, under the DGCL, the affirmative vote of the holders of a majority of the outstanding shares entitled to vote on the matter is required to approve mergers, consolidations, and any sales, leases or exchanges of all or substantially all of the assets of a corporation. The Holdings Certificate requires in addition the approval of the holders of a majority of the shares of Class A Common Stock (excluding the shares originally issued to Morgan Capital Corporation) voting separately as a class for any such transactions. The Holdings Certificate further provides that this requirement shall not prevent a merger, consolidation or asset sale if the consideration received by Holdings, its subsidiaries and holders of shares of Class A Common Stock consists solely of cash or freely tradeable registered securities or a combination thereof.

     Under the NYBCL, the affirmative vote of the holders of two-thirds of all outstanding shares of stock of a New York corporation entitled to vote thereon is required to approve mergers and consolidations, and for sales, leases, exchanges or other dispositions of all or substantially all the assets of a corporation, if not made in the usual or regular course of the business actually conducted by such corporation.

Rights of Dissenting Shareholders

     Delaware law grants appraisal rights to any stockholder opposing a merger or consolidation (except that it restricts the appraisal rights of shareholders of the merging domestic corporation which is to be the surviving corporation by eliminating appraisal rights for such shareholders if the merger did not require for its approval the vote of the holders of the surviving corporation).

Accordingly, a dissenting shareholder is entitled to receive in cash the fair value of his shares as determined by the Delaware Court of Chancery in the event the merger or consolidation is consummated.

     Shareholders of a New York corporation have the right to dissent not only in the context of a merger or consolidation, but also in the event of certain amendments or changes to the certificate of incorporation adversely affecting their shares, certain sales, exchanges or other dispositions of all or substantially all of the corporation's assets and certain share exchanges.

Indemnification of Directors, Officers and Employees

     Section 145 of the DGCL generally provides that a corporation may, and in certain circumstances, must, indemnify any person who is or was threatened with any action, suit or proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of such corporation for expenses, judgments or settlements actually and reasonably incurred by such person in connection with suits and other legal action or proceedings if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. The determination of whether a director, officer, employee or agent has met the applicable standard of conduct is made (i) by a majority vote of a quorum of directors not party to the action, suit or proceeding, or (ii) by an independent legal counsel in a written opinion if a quorum of disinterested directors is unobtainable or if the disinterested directors so direct or (iii) by the shareholders. In the case of shareholder derivative suits, the corporation may indemnify any person who is or was threatened with any action, suit or proceeding by reason of the fact that he or she is or was a director, officer, employee or agent if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged liable to the corporation unless and only to the extent that the Court of Chancery or the court in which the action was brought determined upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. The DGCL also permits a corporation to adopt procedures for advancing expenses to directors, officers and others without the need for a case-by-case determination of eligibility, so long as in the case of officers and directors they undertake to repay the amounts advanced if it is ultimately determined that the officer or director was not entitled to be indemnified. The aforementioned provisions relating to indemnification and advancement of expenses are not exclusive and a corporation may provide additional rights to those seeking indemnification or advancement of expenses. The Holdings Certificate provides for indemnification of directors, officers, employees and agents to the fullest extent authorized under the DGCL. The Holdings Certificate also authorizes the advancement of expenses relating to actions for which such persons may be indemnified.

     Under Section 722 of the NYBCL, a corporation may indemnify any person made, or threatened to be made, a party to any action or proceeding, except for shareholder derivative suits, by reason of the fact that he or she was a director or officer of the corporation, provided such director or officer acted in good faith for a purpose which he or she reasonably believed to be in the best interests of the corporation and, in criminal proceedings, in addition, had no reasonable cause to believe his or her conduct was unlawful. In the case of shareholder derivative suits, the corporation may indemnify any person by reason of the fact that he or she was a director or officer of the corporation if he or she acted in good faith for a purpose which he or she reasonably believed to be in the best interests of the corporation, except that no indemnification may be made in respect of (i) a threatened action, or a pending action which is settled or otherwise disposed of, or (ii) any claim, issue or matter as to which such person has been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

     The indemnification described above under the NYBCL is not exclusive of other indemnification rights to which a director or officer may be entitled, whether contained in the certificate of incorporation or by-laws, or, when authorized by (i) such certificate of incorporation or by-laws, (ii) a resolution of shareholders, (iii) a resolution of directors, or (iv) an agreement providing for such indemnification, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled.

     Any person who has been successful on the merits or otherwise in the defense of a civil or criminal action or proceeding will be entitled to indemnification. Except as provided in the preceding sentence, unless ordered by a court pursuant to the NYBCL, any indemnification under the NYBCL pursuant to the above paragraphs may be made only if authorized in the specific case and after a finding that the director or officer met the requisite standard of conduct (i) by the disinterested directors if a quorum is available, or (ii) in the event a quorum of disinterested directors is not available or so directs by either (A) the board upon the written opinion of independent legal counsel, or
(B) by the shareholders.

     The Omnicom By-laws provide that Omnicom shall provide indemnification to its directors and officers in respect of claims, actions, suits or proceedings based upon, arising from, relating to or by reason of the fact that any such director or officer serves or served in such capacity with Omnicom or at the request of Omnicom in any capacity with any other enterprise, and permits Omnicom to indemnify others and to advance expenses to the fullest extent permitted by law.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Omnicom or Holdings pursuant to the foregoing provisions, Omnicom and Holdings have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Limitation of Personal Liability of Directors

     Section 102 (b) (7) of the DGCL permits a corporation to include in its certificate of incorporation a provision that would eliminate a director's monetary liability for breaches of his fiduciary duty in a lawsuit by or on behalf of the corporation or in an action by stockholders of the corporation, provided that such provision may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. The Holdings Certificate contains such a provision providing for the limitation of liability of directors for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL.

     Section 402(b) of the NYBCL provides that a corporation's certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors to the corporation or its shareholders for damages for any breach of duty in such capacity. However, no such provision can eliminate or limit (i) the liability of any director if a judgment or other final adjudication adverse to such director establishes that such director's acts or omissions were in bad faith, or involved intentional misconduct or a knowing violation of law, or that the director personally gained in fact a financial profit or other advantage to which such director was not legally entitled or that the director's acts violated certain provisions of the NYBCL or (ii) the liability of any director for any act or omission prior to the adoption of such a provision in the certificate of incorporation.

     The Omnicom Certificate provides that no director shall be personally liable to Omnicom or any of its shareholders for damages for any breach of duty as a director, except for liability resulting from a judgment or other final adjudication adverse to the director (i) for acts or omissions in bad faith or which involve intentional misconduct or a knowing violation of the law, (ii) for any transaction from which the director derived a financial profit or other advantage to which the director was not legally entitled, or (iii) under Section 719 of the NYBCL.

                                 LEGAL MATTERS

     The validity of the shares of Omnicom Common Stock to be issued in connection with the Acquisition will be passed on by Davis & Gilbert, 1740 Broadway, New York, New York 10019, counsel to Omnicom.

                                    EXPERTS

     The consolidated financial statements and schedules of Omnicom and its subsidiaries incorporated by reference in this Prospectus/Information Statement and the Registration Statement of which this Prospectus/Information Statement is a part, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The consolidated balance sheets as of October 31, 1994 and 1993, and the consolidated statements of operations, stockholders deficit, and cash flows for each of the three years in the period ended October 31, 1994 of Holdings contained in this Prospectus/Information Statement and the Registration Statement of which this Prospectus/Information Statement is a part have been audited by Coopers & Lybrand LLP, independent certified public accountants, as indicated in their report, which includes an explanatory paragraph concerning Holding's ability to continue as a going concern, and are included herein in reliance upon the authority of that firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                           Page
                                                                                                           ----
OMNICOM GROUP INC. AND SUBSIDIARIES

Report of Independent Public Accountants ..........................................................         F-1
Consolidated Statements of Income for each of the three years in the
   period ended December 31, 1994 (audited) .......................................................         F-2
Consolidated Balance Sheets as of December 31, 1994 and 1993 (audited) ............................         F-3
Consolidated Statements of Shareholders' Equity
   for each of the three years in the period ended December 31, 1994 (audited) ....................         F-4
Consolidated Statements of Cash Flows for each of the three years
   in the period ended December 31, 1994 (audited) ................................................         F-5
Notes to Consolidated Financial Statements (audited) ..............................................         F-6
Schedule VIII--Valuation and Qualifying Accounts for the three years
   ended December 31, 1994 (audited) .............................................................         F-17
Consolidated Condensed Balance Sheets as of March 31, 1995,
   December 31, 1994 and March 31, 1994 (unaudited) ...............................................        F-18
Consolidated Condensed Statements of Income for the three
   months ended March 31, 1995 and 1994 (unaudited) ...............................................        F-19
Consolidated Condensed Statements of Cash Flows for the three months
   ended March 31, 1995 and 1994 (unaudited) ......................................................        F-20
Notes to Consolidated Condensed Financial Statements (unaudited) ..................................        F-21


CHIAT/DAY HOLDINGS, INC. AND SUBSIDIARIES

Report of Independent Accountants .................................................................        F-22
Consolidated Balance Sheets as of October 31, 1994 and 1993 (audited) .............................        F-23
Consolidated  Statements of Operations for the years ended
   October 31, 1994, 1993 and 1992 (audited) ......................................................        F-24
Consolidated Statements of Stockholders' Equity (Deficit)
   for the years ended October 31, 1994, 1993 and 1992 (audited) ..................................        F-25
Consolidated Statements of Cash Flows for the years ended
   October 31, 1994, 1993 and 1992 (audited) ......................................................        F-26
Notes to Consolidated Financial Statements (audited) ..............................................        F-27
Consolidated Condensed Balance Sheets as of April 30, 1995
   and 1994 (unaudited) ...........................................................................        F-37
Consolidated Condensed Statements of Operations for the six
   months ended April 30, 1995 and 1994 (unaudited) ...............................................        F-39
Consolidated Condensed Statements of Cash Flows for the six months
   ended April 30, 1995 and 1994 (unaudited) ......................................................        F-40
Notes to Consolidated Condensed Financial Statements (unaudited) ..................................        F-41


                      OMNICOM GROUP INC. AND SUBSIDIARIES

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and
  Shareholders of Omnicom Group Inc.:

     We have audited the accompanying consolidated balance sheets of Omnicom Group Inc. (a New York corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Omnicom Group Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

     As discussed in Note 13 to the consolidated financial statements, effective January 1, 1994, the Company changed its methods of accounting for postemployment benefits and certain investments in debt and equity securities. Effective January 1, 1992, the Company changed its methods of accounting for income taxes and postretirement benefits other than pensions.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule on page S-1 is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.



                                                          ARTHUR ANDERSEN LLP
New York, New York
February 20, 1995

                      OMNICOM GROUP INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME


                                                 Years Ended December 31,
                                                  (Dollars in Thousands
                                                  Except Per Share Data)
                                          ------------------------------------
                                          1994           1993           1992
                                          ----           ----           ----
COMMISSIONS AND FEES ...............  $ 1,756,205    $ 1,516,475    $ 1,385,161
OPERATING EXPENSES:
     Salaries and Related Costs ....    1,009,069        879,808        798,189
     Office and General Expenses ...      542,538        467,468        433,884
     Special Charge ................         --             --            6,714
                                      -----------    -----------    -----------
                                        1,551,607      1,347,276      1,238,787
                                      -----------    -----------    -----------

OPERATING PROFIT ...................      204,598        169,199        146,374

NET INTEREST EXPENSE:
     Interest and Dividend Income ..      (11,928)       (14,628)       (16,810)
     Interest Paid or Accrued ......       34,770         41,203         40,888
                                      -----------    -----------    -----------


                                           22,842         26,575         24,078
                                      -----------    -----------    -----------
INCOME BEFORE INCOME TAXES
   AND CHANGE IN ACCOUNTING
   PRINCIPLES ......................      181,756        142,624        122,296
INCOME TAXES .......................       74,337         59,871         53,268
                                      -----------    -----------    -----------

INCOME AFTER INCOME TAXES AND BEFORE
  CHANGE IN ACCOUNTING PRINCIPLES ..      107,419         82,753         69,028
EQUITY IN AFFILIATES ...............       18,322         13,180          9,598
MINORITY INTERESTS .................      (17,607)       (10,588)       (13,128)
                                      -----------    -----------    -----------
INCOME BEFORE CHANGE IN
  ACCOUNTING PRINCIPLES ............      108,134         85,345         65,498

CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING PRINCIPLES ............      (28,009)          --            3,800
                                      -----------    -----------    -----------
NET INCOME .........................  $    80,125    $    85,345    $    69,298
                                      ===========    ===========    ===========
NET INCOME PER COMMON SHARE:
  Income Before Change in
    Accounting Principles:
      Primary ......................  $      3.15    $      2.79    $      2.31
      Fully Diluted ................  $      3.07    $      2.62    $      2.20

  Cumulative Effect of Change
    in Accounting Principles:
      Primary ......................  $     (0.81)          --      $      0.14
      Fully Diluted ................  $     (0.81)          --      $      0.11

  Net Income:
      Primary ......................  $      2.34    $      2.79    $      2.45
      Fully Diluted ................  $      2.34    $      2.62    $      2.31


        The accompanying notes to consolidated financial statements are an integral part of these statements.

                      OMNICOM GROUP INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                                               December 31,
                                                                                                          (Dollars in Thousands)
                                                                                                     -------------------------------
                                                                   A S S E T S                           1994               1993
                                                                                                     -----------        ------------
CURRENT ASSETS:
    Cash and cash equivalents ................................................................       $   228,251        $   174,833
    Investments available-for-sale, at market, which approximates cost .......................            28,383             38,003
    Accounts receivable, less allowance for doubtful accounts of
        $19,278 and $17,298 (Schedule VIII) ..................................................         1,139,882            901,434
    Billable production orders in process, at cost ...........................................            65,115             59,415
    Prepaid expenses and other current assets ................................................           140,304            100,791
                                                                                                     -----------        ------------
      Total Current Assets ...................................................................         1,601,935          1,274,476
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, at cost, less
    accumulated depreciation and amortization of $221,491 and $188,868 .......................           172,153            160,543
INVESTMENTS IN AFFILIATES ....................................................................           164,524            112,232
INTANGIBLES, less accumulated amortization of $133,572 and $93,105 ...........................           758,460            603,494
DEFERRED TAX BENEFITS ........................................................................            21,104             18,522
DEFERRED CHARGES AND OTHER ASSETS ............................................................           134,028            120,596
                                                                                                     -----------        ------------
                                                                                                     $ 2,852,204        $ 2,289,863
                                                                                                     ===========        ===========

                                     L I A B I L I T I E S  A N D  S H A R E H O L D E R S '   E Q U I T Y
CURRENT LIABILITIES:
    Accounts payable .........................................................................       $ 1,425,829        $ 1,058,095
    Current portion of long-term debt ........................................................             3,576             21,892
    Bank loans ...............................................................................             8,939             26,155
    Advance billings .........................................................................           148,036             90,422
    Other accrued taxes ......................................................................            63,025             32,953
    Other accrued liabilities ................................................................           274,308            254,378
    Accrued taxes on income ..................................................................            51,667             29,974
    Dividends payable ........................................................................            11,262             10,349
                                                                                                     -----------        ------------
      Total Current Liabilities ..............................................................         1,986,642          1,524,218
                                                                                                     -----------        ------------
LONG-TERM DEBT ...............................................................................           187,338            278,312
DEFERRED COMPENSATION AND OTHER LIABILITIES ..................................................            95,973             56,933
MINORITY INTERESTS ...........................................................................            41,549             28,214
COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)
SHAREHOLDERS' EQUITY:
    Preferred stock, $1.00 par value, 7,500,000 shares authorized, none
        issued ...............................................................................              --                 --
    Common stock, $.50 par value, 75,000,000 shares authorized,
        38,643,165 and 35,071,932 shares issued in 1994 and 1993, respectively ...............            19,322             17,536
    Additional paid-in capital ...............................................................           356,199            252,408
    Retained earnings ........................................................................           325,321            287,416
    Unamortized restricted stock .............................................................           (25,631)           (21,807)
    Cumulative translation adjustment ........................................................           (27,671)           (65,257)
    Treasury stock, at cost, 2,511,187 and 1,901,977 shares in 1994 and
        1993, respectively ...................................................................          (106,838)           (68,110)
                                                                                                     -----------        ------------
         Total Shareholders' Equity ..........................................................           540,702            402,186
                                                                                                     -----------        ------------
                                                                                                     $ 2,852,204        $ 2,289,863
                                                                                                     ===========        ===========


        The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                      OMNICOM GROUP INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                      Three Years Ended December 31, 1994
                             (Dollars in Thousands)


                                       Common Stock      Additional             Unamortized   Cumulative                   Total
                                  ----------------------  Paid-in    Retained    Restricted   Translation    Treasury  Shareholders'
                                    Shares     Par Value  Capital    Earnings      Stock       Adjustment      Stock       Equity
                                  ----------   ---------  --------   ---------  -----------   -----------    --------  -------------
Balance December 31, 1991, as
   previously reported........... 30,221,806    $15,111   $153,548    $219,181     $(10,977)    $  33,037    $(43,682)   $366,218
Pooling of interests adjustment..    159,720         80         91      (6,062)                                            (5,891)
                                  ----------    -------   --------    --------     --------     ---------    --------    --------
Balance January 1, 1992, as
   restated...................... 30,381,526     15,191    153,639     213,119      (10,977)       33,037     (43,682)    360,327
Net income.......................                                       69,298                                             69,298
Dividends declared...............                                      (33,628)                                           (33,628)
Amortization of restricted shares                                                     5,993                                 5,993
Shares issued under employee
   stock plans...................                            1,227                  (10,323)                   16,691       7,595
Shares issued for acquisitions...    150,168         75        220                                                            295
Retirement of shares.............   (143,101)       (71)                (3,416)                                 3,487         --
Cumulative translation adjustment                                                                 (70,906)                (70,906)
Repurchases of shares............                                                                             (30,082)    (30,082)
                                  ----------    -------   --------    --------     --------     ---------    --------     -------
Balance December 31, 1992, as
   previously reported........... 30,388,593     15,195    155,086     245,373      (15,307)      (37,869)    (53,586)    308,892
Pooling of interests adjustment..  1,349,260        674        124      (6,309)                    (1,834)                 (7,345)
                                  ----------    -------   --------    --------     --------     ---------    --------     -------
Balance January 1, 1993, as
   restated...................... 31,737,853     15,869    155,210     239,064      (15,307)      (39,703)    (53,586)    301,547
Net income.......................                                       85,345                                             85,345
Dividends declared...............                                      (36,993)                                           (36,993)
Amortization of restricted shares                                                     7,096                                 7,096
Shares issued under employee
   stock plans...................                            5,709                  (13,596)                   15,413       7,526
Shares issued for acquisitions...                            7,303                                             21,948      29,251
Conversion of 7% Debentures......  3,334,079      1,667     84,186                                                         85,853
Cumulative translation adjustment                                                                 (25,554)                (25,554)
Repurchases of shares............                                                                             (51,885)    (51,885)
                                  ----------    -------   --------    --------     --------     ---------    --------     -------
Balance December 31, 1993........ 35,071,932     17,536    252,408     287,416      (21,807)      (65,257)    (68,110)    402,186
Net income.......................                                       80,125                                             80,125
Dividends declared...............                                      (42,220)                                           (42,220)
Amortization of restricted shares                                                     9,535                                 9,535
Shares issued under employee
   stock plans...................                            4,474                  (13,359)                   16,796       7,911
Shares issued for acquisitions...                            1,103                                             11,932      13,035
Conversion of 6.5% Debentures....  3,571,233      1,786     98,214                                                        100,000
Cumulative translation adjustment                                                                  37,586                  37,586
Repurchases of shares............                                                                             (67,456)    (67,456)
                                  ----------    -------   --------    --------     --------     ---------    --------    --------
Balance December 31, 1994........ 38,643,165    $19,322   $356,199    $325,321     $(25,631)     $(27,671)  $(106,838)   $540,702
                                  ==========    =======   ========    ========     ========      ========   =========    ========



        The accompanying notes to consolidated financial statements are an integral part of these statements.

                      OMNICOM GROUP INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                Years Ended December 31,
                                                                                                 (Dollars in Thousands)
                                                                                      ---------------------------------------------
                                                                                         1994              1993              1992
                                                                                      ---------         ---------         ---------
Cash Flows From Operating Activities:
   Net income ................................................................        $  80,125         $  85,345         $  69,298
   Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization of tangible assets .........................           37,767            34,574            33,706
  Amortization of intangible assets ..........................................           25,012            18,950            16,102
     Minority interests ......................................................           17,342            10,588            13,128
    Earnings of affiliates in excess of dividends received ...................          (10,484)           (6,823)           (3,765)
    (Increase) decrease in deferred taxes ....................................           (6,443)            2,197              (921)
    Provisions for losses on accounts receivable .............................            7,864             4,742             2,545
    Amortization of restricted shares ........................................            9,535             7,096             5,993
    Increase in accounts receivable ..........................................         (138,031)          (35,416)          (29,360)
     Decrease (increase) in billable production ..............................            2,439             6,665            (8,318)
    (Increase) decrease in other current assets ..............................          (27,564)           19,949           (12,011)
    Increase in accounts payable .............................................          262,403            73,389            81,697
     Increase (decrease) in other accrued liabilities ........................           54,989            (3,498)           26,185
    Increase (decrease) in accrued taxes on income ...........................           16,457             1,918            (3,830)
    Other ....................................................................            7,814           (10,479)           (8,753)
                                                                                      ---------         ---------         ---------
Net Cash Provided By Operating Activities ....................................          339,225           209,197           181,696
                                                                                      ---------         ---------         ---------
Cash Flows From Investing Activities:
   Capital Expenditures ......................................................          (38,529)          (33,646)          (34,881)
   Payments for purchases of equity interests in subsidiaries
     and affiliates, net of cash acquired ....................................         (150,660)          (80,577)          (59,651)
   Proceeds from sales of equity interests in subsidiaries and
     affiliates ..............................................................              499               558             1,840
   Payments for purchases of investments available-for-sale
     and other investments ...................................................           (8,153)          (49,733)           (5,353)
   Proceeds from sales of investments available-for-sale
     and other investments ...................................................           24,149            17,396            30,504
                                                                                      ---------         ---------         ---------
Net Cash Used In Investing Activities ........................................         (172,694)         (146,002)          (67,541)
                                                                                      ---------         ---------         ---------
Cash Flows From Financing Activities:
   Net repayments under lines of credit ......................................          (21,931)          (14,167)           (9,302)
Proceeds from issuances of debt obligations ..................................           33,293           147,283             7,836
Repayment of principal of debt obligations ...................................          (28,832)          (31,980)          (41,371)
Share transactions under employee stock plans ................................            7,911             7,526             7,594
Dividends and loans to minority stockholders .................................           (8,061)           (8,033)           (9,128)
Dividends paid ...............................................................          (41,307)          (35,470)          (32,623)
Purchase of treasury shares ..................................................          (67,456)          (51,885)          (30,082)
                                                                                      ---------         ---------         ---------
Net Cash (Used in) Provided by Financing Activities ..........................         (126,383)           13,274          (107,076)
                                                                                      ---------         ---------         ---------
Effect of exchange rate changes on cash and cash
     equivalents .............................................................           13,270           (14,095)           (8,331)
                                                                                      ---------         ---------         ---------
Net Increase (Decrease) in Cash and Cash Equivalents .........................           53,418            62,374            (1,252)
Cash and Cash Equivalents At Beginning of Period .............................          174,833           112,459           113,711
                                                                                      ---------         ---------         ---------
Cash and Cash Equivalents At End of Period ...................................        $ 228,251         $ 174,833         $ 112,459
                                                                                      =========         =========         =========
Supplemental Disclosures:
  Income taxes paid ..........................................................        $  66,480         $  58,893         $  58,292
                                                                                      =========         =========         =========
  Interest paid ..............................................................        $  26,972         $  38,290         $  32,729
                                                                                      =========         =========         =========

                 The accompanying notes to consolidated financial statements are an integral part of these statements.

                      OMNICOM GROUP INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

     Recognition of Commission and Fee Revenue. Substantially all revenues are derived from commissions for placement of advertisements in various media and from fees for manpower and for production of advertisements. Revenue is generally recognized when billed. Billings are generally rendered upon presentation date for media, when manpower is used, when costs are incurred for radio and television production and when print production is completed.

     Principles of Consolidation. The accompanying consolidated financial statements include the accounts of Omnicom Group Inc. and its domestic and international subsidiaries (the "Company"). All significant intercompany balances and transactions have been eliminated.

     Reclassifications. Certain prior year amounts have been reclassified to conform with the 1994 presentation.

     Billable Production. Billable production orders in process consist principally of costs incurred in producing advertisements and marketing communications for clients. Such amounts are generally billed to clients when costs are incurred for radio and television production and when print production is completed.

     Treasury Stock. The Company accounts for treasury share purchases at cost. The reissuance of treasury shares is accounted for at the average cost. Gains or losses on the reissuance of treasury shares are generally accounted for as additional paid-in capital.

     Foreign  Currency  Translation.  The Company's  financial  statements  were prepared in accordance with the requirements of Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." Under this method, net transaction gains of $4.0 million, $5.0 million and $8.1 million are included in 1994, 1993 and 1992 net income, respectively.

     Earnings Per Common Share. Primary earnings per share is based upon the weighted average number of common shares and common share equivalents outstanding during each year. Fully diluted earnings per share is based on the above and if dilutive, adjusted for the assumed conversion of the Company's Convertible Subordinated Debentures and the assumed increase in net income for the after tax interest cost of these debentures. For the year ended December 31, 1994 the 4.5%/6.25% Step-Up Convertible Subordinated Debentures were assumed to be converted for the full year; and the 6.5% Convertible Subordinated Debentures were assumed to be converted through July 27, 1994, when they were converted into common stock. For the year ended December 31, 1993, the 6.5% Convertible Subordinated Debentures were assumed to be converted for the full year; the 7% Convertible Subordinated Debentures were assumed to be converted through October 8, 1993 when they were converted into common stock; and the 4.5%/6.25% Step-Up Convertible Subordinated Debentures were assumed to be converted from their September 1, 1993 issuance date. For the year ended December 31, 1992, the 6.5% and 7% Convertible Subordinated Debentures were assumed to be converted for the full year. The number of shares used in the computations were as follows:

                                           1994           1993            1992
                                           ----           ----            ----
Primary EPS computation ...........     34,369,200     30,607,900     28,320,400
Fully diluted EPS computation .....     38,949,600     37,563,500     35,332,400

     For purposes of computing fully diluted earnings per share on net income and the cumulative effect of the change in accounting principle, for the year ended December 31, 1994, the Company's Convertible Subordinated Debentures were not reflected in the computations as their inclusion would have been anti-dilutive.

     Severance Agreements. Arrangements with certain present and former employees provide for continuing payments for periods up to 10 years after cessation of their full-time employment in consideration for agreements by the employees not to compete and to render consulting services in the post employment period. Such payments, which are determined, subject to certain conditions and limitations, by earnings in subsequent periods, are expensed in such periods.

                      OMNICOM GROUP INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

     Depreciation of Furniture and Equipment and Amortization of Leasehold Improvements. Depreciation charges are computed on a straight-line basis or declining balance method over the estimated useful lives of furniture and equipment, up to 10 years. Leasehold improvements are amortized on a straight-line basis over the lesser of the terms of the related lease or the useful life of these assets.

     Intangibles. Intangibles represent acquisition costs in excess of the fair value of tangible net assets of purchased subsidiaries. Intangibles are amortized on a straight-line basis over periods not exceeding forty years. Each year, the intangibles are written off if, and to the extent, they are determined to be impaired. Intangibles are considered to be impaired if the future anticipated undiscounted income of the subsidiary is less than the net unamortized cost of the intangibles.

     Deferred Taxes. Deferred tax liabilities and tax benefits relate to the recognition of certain revenues and expenses in different years for financial statement and tax purposes.

     Cash Flows. The Company's cash equivalents are primarily comprised of investments in short-term interest-bearing deposits and money market instruments with maturity dates of three months or less.

     The following supplemental schedule summarizes the fair value of assets acquired, cash paid, common shares issued and the liabilities assumed in conjunction with the acquisition of equity interests in subsidiaries and affiliates, for each of the three years ended December 31:

                                                     (Dollars in thousands)
                                               1994         1993         1992
                                               ----         ----         ----
Fair value of non-cash assets acquired ..   $ 265,865    $ 287,177    $ 173,974
Cash paid, net of cash acquired .........    (150,660)     (80,577)     (59,651)
Common shares issued ....................     (13,035)     (21,906)       5,596
                                            ---------    ---------    ---------
Liabilities assumed .....................   $ 102,170    $ 184,694    $ 119,919
                                            =========    =========    =========

     During 1994, the Company issued 3,571,233 shares of common stock upon conversion of $100 million of its 6.5% Convertible Subordinated Debentures. During 1993, the Company issued 3,334,079 shares of common stock upon conversion of $85.9 million of its 7% Convertible Subordinated Debentures.

     Concentration of Credit Risk. The Company provides advertising and marketing services to a wide range of clients who operate in many industry sectors around the world. The Company grants credit to all qualified clients, but does not believe it is exposed to any undue concentration of credit risk to any significant degree.

     Derivative Financial Instruments. Gains and losses on derivative financial instruments which are hedges of existing assets or liabilities are included in the carrying amount of those assets or liabilities and are ultimately recognized in income as part of those carrying amounts. Interest received and/or paid arising from swap agreements which qualify as hedges are recognized in income when the interest is receivable or payable. Derivative financial instruments which do not qualify as hedges are revalued to the current market rate and any gains or losses are recorded in income in the current period.

2. Acquisitions

     During 1994 the Company made several acquisitions within the advertising industry whose aggregate cost, in cash or by issuance of the Company's common stock, totaled $190.4 million for net assets, which included intangible assets of $221.5 million. Due to the nature of the advertising industry, companies acquired generally have minimal tangible assets. The majority of the purchase price is paid for ongoing client relationships and other intangibles. Included in both figures are contingent payments related to prior year acquisitions totaling $32.2 million.

     Pro forma combined results of operations of the Company as if the acquisitions had occurred on January 1, 1993 do not materially differ from the reported amounts in the consolidated statements of income for each of the two years in the period ended December 31, 1994.

     Certain acquisitions entered into in 1994 and prior years require payments in future years if certain results are achieved. Formulas for these contingent future payments differ from acquisition to acquisition. Contingent future payments are not expected to be material to the Company's results of operations or financial position.

                      OMNICOM GROUP INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

     In May 1993, the Company completed its acquisition of a third agency network, TBWA International B.V. The acquisition was accounted for as a pooling of interests and, accordingly, the results of operations for TBWA International B.V. have been included in these consolidated financial statements since January 1, 1993. Prior year consolidated financial statements were not restated as the impact on such years was not material.

3. Bank Loans and Lines of Credit

     Bank loans generally resulted from bank overdrafts of international subsidiaries which are treated as loans pursuant to bank agreements. The weighted average interest rate on the borrowings outstanding as of December 31, 1994 and 1993 was 9.1% and 6.5%. At December 31, 1994 and 1993, the Company had unsecured committed lines of credit aggregating $370 million and $359 million, respectively. The unused portion of credit lines was $338 million and $332 million at December 31, 1994 and 1993, respectively. The lines of credit are generally extended at the banks' lending rates to their most credit worthy borrowers. Material compensating balances are not required within the terms of these credit agreements.

     At December 31, 1993, the committed lines of credit included $200 million under a two and one-half year revolving credit agreement. Due to the long term nature of this credit agreement, borrowings under the agreement would be classified as long-term debt. As of July 15, 1994, the $200 million revolving credit agreement was replaced by a $250 million revolving credit agreement expiring June 30, 1997. Borrowings under this credit agreement would also be classified as long-term debt. There were no borrowings under these revolving credit agreements at December 31, 1994 and 1993.

     These revolving credit agreements include a facility for issuing commercial paper backed by a bank letter of credit. During the years ended December 31, 1994, 1993 and 1992, the Company issued commercial paper with an average original maturity of 33, 32 and 31 days, respectively. The Company had no commercial paper borrowings outstanding as of December 31, 1994, 1993, and 1992. The maximum outstanding during the year was $230 million, $194 million and $120 million, in 1994, 1993, and 1992, respectively. The gross amount of issuance and redemption during the year was $1,587 million, $1,337 million and $1,012 million in 1994, 1993 and 1992, respectively.

4. Employee Stock Plans

     Under the terms of the Company's 1987 Stock Plan, as amended (the "1987 Plan"), 4,750,000 shares of common stock of the Company are reserved for restricted stock awards and non-qualified stock options to key employees of the Company.

     Under the terms of the 1987 Plan, the option price may not be less than 100% of the market value of the stock at the date of the grant. Options become exercisable 30% on each of the first two anniversary dates of the grant date with the final 40% becoming exercisable three years from the grant date.

     Under the 1987 Plan, 305,000, 285,000 and 242,500 non-qualified options were granted in 1994, 1993 and 1992, respectively.

     A summary of changes in outstanding options for the three years ended December 31, 1994 is as follows:


                                                      Years Ended December 31,
                                              -------------------------------------
                                                 1994          1993         1992
                                              ---------     ---------     ---------
Shares under option (at prices ranging
   from $16.875 to $40.0625) --
    Beginning of year ....................    1,072,400       998,000     1,043,900
Options granted (at prices ranging from
   $35.0625 to $48.4375) .................      305,000       285,000       242,500
Options exercised (at prices ranging
   from $16.875 to $40.0625) .............     (183,400)     (197,800)     (274,200)
Options forfeited ........................         --         (12,800)      (14,200)
                                              ---------     ---------     ---------
Shares under option (at prices ranging
   from $16.875 to $48.4375)-- End of year    1,194,000     1,072,400       998,000
                                              =========     =========     =========
Shares exercisable .......................      633,750       562,650       443,400
Shares reserved ..........................      928,221     1,502,882       589,422

                      OMNICOM GROUP INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

     Under the 1987 Plan,  314,580 shares,  337,200 shares and 314,775 shares of
restricted   stock  of  the  Company  were  awarded  in  1994,  1993  and  1992, respectively.

     All restricted shares granted under the 1987 Plan were sold at a price per share equal to their par value. The difference between par value and market value on the date of the sale is charged to shareholders' equity and then amortized to expense over the period of restriction. Under the 1987 Plan, the restricted shares become transferable to the employee in 20% annual increments provided the employee remains in the employ of the Company.

     Restricted shares may not be sold, transferred, pledged or otherwise encumbered until the restrictions lapse. Under most circumstances, the employee must resell the shares to the Company at par value if the employee ceases employment prior to the end of the period of restriction. A summary of changes in outstanding shares of restricted stock for the three years ended December 31, 1994 is as follows:

                                                 Years Ended December 31,
                                        ---------------------------------------
                                          1994            1993            1992
                                        -------         -------         -------
Beginning balance ..............        740,436         629,752         619,024
  Amount granted ...............        314,580         337,200         314,775
  Amount vested ................       (230,603)       (201,712)       (278,942)
  Amount forfeited .............        (42,331)        (24,804)        (25,105)
                                        -------         -------         -------
Ending balance .................        782,082         740,436         629,752
                                        =======         =======         =======

     The charge to operations in connection with these restricted stock awards for the years ended December 31, 1994, 1993 and 1992 amounted to $9.5 million, $7.1 million and $6.0 million, respectively.

5. Segment Reporting

     The Company operates advertising agencies and offers its clients additional marketing services and specialty advertising through its wholly-owned and partially-owned businesses. A summary of the Company's operations by geographic area as of December 31, 1994, 1993 and 1992, and for the years then ended is presented below:


                                                                         (Dollars in Thousands)
                                                               United
                                                               States       International        Consolidated
                                                              -------       -------------        ------------

    1994
           Commissions and Fees...........................   $  858,575      $   897,630           $1,756,205
           Operating Profit ..............................      108,482           96,116              204,598
           Net Income ....................................       32,593           47,532               80,125
           Identifiable Assets............................    1,004,698        1,847,506            2,852,204

    1993
           Commissions and Fees...........................   $  770,611      $   745,864           $1,516,475
           Operating Profit ..............................       92,095           77,104              169,199
           Net Income ....................................       40,814           44,531               85,345
           Identifiable Assets............................      827,032        1,462,831            2,289,863

    1992
           Commissions and Fees...........................   $  706,902      $   678,259           $1,385,161
           Operating Profit...............................       70,558           75,816              146,374
           Net Income.....................................       33,223           36,075               69,298
           Identifiable Assets............................      675,508        1,276,442            1,951,950

                      OMNICOM GROUP INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Investments in Affiliates

     The Company has approximately 45 unconsolidated affiliates accounted for under the equity method. The equity method is used when the Company has an ownership of less than 50% and exercises significant influence over the operating and financial policies of the affiliate. The following table summarizes the balance sheets and income statements of the Company's unconsolidated affiliates, primarily in Europe, Australia and Asia, as of December 31, 1994, 1993, 1992, and for the years then ended:

                                                (Dollars in Thousands)
                                          1994            1993            1992
                                          ----            ----            ----
Current assets .................      $1,208,976      $  308,741      $  312,423
Non-current assets .............         146,899          73,772          64,901
Current liabilities ............       1,196,807         235,389         259,508
Non-current liabilities ........         162,328          29,596           8,302
Minority interests .............           9,699           1,149           1,110
Gross revenues .................         568,171         290,814         288,416
Costs and expenses .............         451,688         238,039         243,661
Net income .....................          86,001          33,574          27,752


     The increase in the summarized balance sheets and income statements of the Company's unconsolidated affiliates in 1994 is due to the growth of the Company's existing equity affiliates and the inclusion of Aegis Group plc, in which the Company had acquired a minority interest. The Company's equity in the net income of these affiliates amounted to $18.3 million, $13.2 million and $9.6 million for 1994, 1993 and 1992, respectively. The Company's equity in the net tangible assets of these affiliated companies was approximately $65.8 million, $58.1 million and $56.2 million at December 31, 1994, 1993 and 1992, respectively. Included in the Company's investments in affiliates is the excess of acquisition costs over the fair value of tangible net assets acquired. These acquisition costs are being amortized on a straight-line basis over periods not exceeding forty years.

7. Long-Term Debt

     Long-term debt outstanding as of December 31, 1994 and 1993 consisted of the following:


                                                                        (Dollars in Thousands)
                                                                           1994       1993
                                                                        --------   --------
4.5%/6.25% Step-Up Convertible Subordinated Debentures with a
   scheduled maturity in 2000 .......................................   $143,750   $143,750
6.5% Convertible Subordinated Debentures with a scheduled maturity
   in 2004 ..........................................................       --      100,000
Cross currency fixed to floating rate swaps, at floating LIBOR rates,
   maturing at various dates through 1997 (Note 12) .................       --       11,435
Sundry notes and loans payable to banks and others at rates from
    6% to 25%, maturing at various dates through 2004 ...............     47,164     35,518
Loan Notes, at various rates with a scheduled maturity in 1994 ......       --        9,501
                                                                        --------   --------
                                                                         190,914    300,204
Less current portion ................................................      3,576     21,892
                                                                        --------   --------
  Total long-term debt ..............................................   $187,338   $278,312
                                                                        ========   ========

                      OMNICOM GROUP INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

     During the third quarter of 1993, the Company issued $143,750,000 of 4.5%/6.25% Step-Up Convertible Subordinated Debentures with a scheduled maturity in 2000. The average annual interest rate through the year 2000 is 5.42%. The debentures are convertible into common stock of the Company at a conversion price of $54.88 per share subject to adjustment in certain events. The debentures are not redeemable prior to September 1, 1996. Thereafter, the Company may redeem the debentures initially at 102.984% and at decreasing prices thereafter to 100% at maturity, in each case together with accrued interest. The debentures also may be repaid at the option of the holder at anytime prior to September 1, 2000 if there is a Fundamental Change, as defined in the debenture agreement, at the repayment prices set forth in the debenture agreement, subject to adjustment, together with accrued interest.

     On June 1, 1994, the Company issued a Notice of Redemption for its 6.5% Convertible Subordinated Debentures with a scheduled maturity in 2004. Prior to the July 27, 1994 redemption date, debenture holders elected to convert all of their outstanding debentures into common stock of the Company at a conversion price of $28.00 per common share.

     On August 9, 1993, the Company issued a Notice of Redemption for its 7% Convertible Subordinated Debentures with a scheduled maturity in 2013. Prior to the October 1993 redemption date, debenture holders elected to convert all of their outstanding debentures into common stock of the Company at a conversion price of $25.75 per common share.

     In the third quarter of 1989, a wholly-owned subsidiary of the Company issued interest bearing Loan Notes in connection with the acquisition of Boase Massimi Pollitt plc. The Loan Notes were repaid on June 30, 1994 at their nominal amount together with accrued interest.

     On July 15, 1994, the Company amended and restated the revolving credit agreement originally entered into in 1988. This $250 million revolving credit agreement is with a consortium of banks and expires on June 30, 1997. This credit agreement includes a facility for issuing commercial paper backed by a bank letter of credit. The agreement contains certain financial covenants regarding current ratio, ratio of total consolidated indebtedness to total consolidated capitalization, ratio of net cash flow to consolidated indebtedness, and limitation on investments in and loans to affiliates and unconsolidated subsidiaries. At December 31, 1994 the Company was in compliance with all of these covenants.

     Aggregate maturities of long-term debt in the next five years are as follows:

                                                         (Dollars in Thousands)
1995 .................................................         $ 3,576
1996 .................................................          14,812
1997 .................................................           2,043
1998 .................................................             650
1999 .................................................             460


     On January 4, 1995, an indirect wholly-owned subsidiary of the Company issued Deutsche Mark 200 million Floating Rate Bonds (approximately $130 million). The bonds are unsecured, unsubordinated obligations of the issuer and are unconditionally and irrevocably guaranteed by the Company. The bonds bear interest at a per annum rate equal to Deutsche Mark three month LIBOR plus 0.65% and may be redeemed at the option of the issuer on January 5, 1997 or any interest payment date thereafter at their principal amount plus any accrued but unpaid interest. Unless redeemed earlier, the bonds will mature on January 5, 2000 and will be repaid at par. The proceeds of this issuance were used for general corporate purposes, including the reduction of outstanding sundry notes and loans payable to banks and other outstanding credit obligations.

                      OMNICOM GROUP INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Income Taxes

     Income before income taxes and the provision for taxes on income consisted of the amounts shown below:

                                                  Years Ended December 31,
                                                  (Dollars in Thousands)
                                             1994          1993         1992
                                             ----          ----         ----
Income before income taxes:
    Domestic .........................    $  85,992     $  65,571     $  47,535
    International ....................       95,764        77,053        74,761
                                          ---------     ---------     ---------
       Totals ........................    $ 181,756     $ 142,624     $ 122,296
                                          =========     =========     =========

Provision for taxes on income:
    Current:
       Federal .......................    $  30,645     $  16,428     $  17,143
       State and local ...............        8,445         6,531         6,215
       International .................       36,138        35,071        29,067
                                          ---------     ---------     ---------
                                             75,228        58,030        52,425
                                          ---------     ---------     ---------
    Deferred:
       Federal .......................       (4,922)        2,979        (3,702)
       State and local ...............       (1,285)          139        (1,375)
       International .................        5,316        (1,277)        5,920
                                          ---------     ---------     ---------
                                               (891)        1,841           843
                                          ---------     ---------     ---------
              Totals .................    $  74,337     $  59,871     $  53,268
                                          =========     =========     =========

     The Company's effective income tax rate varied from the statutory federal income tax rate as a result of the following factors:

                                                  1994       1993       1992
                                                  ----       ----       ----
Statutory federal income tax rate ..............  35.0%      35.0%      34.0%
State and local taxes on income, net of
    federal income tax benefit .................   2.6        3.0        2.6
International subsidiaries' tax rate (less than)
     in excess of federal statutory rate .......  (0.8)       0.1        1.3
Losses of international subsidiaries
    without tax benefit ........................    --        0.2        1.0
Non-deductible amortization of goodwill ........   4.3        3.9        3.7
Other ..........................................  (0.2)      (0.2)       1.0
                                                  ----       ----       ----
Effective rate .................................  40.9%      42.0%      43.6%
                                                  ====       ====       ====

     The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." Deferred income taxes are provided for the temporary difference between the financial reporting basis and tax basis of the Company's assets and liabilities. Deferred tax benefits result principally from recording certain expenses in the financial statements which are not currently deductible for tax purposes. Deferred tax liabilities result principally from expenses which are currently deductible for tax purposes, but have not yet been expensed in the financial statements.

     The Company has recorded deferred tax benefits as of December 31, 1994 and 1993 of $56.6 million and $56.7 million, respectively.

     The Company has recorded deferred tax liabilities as of December 31, 1994 and 1993 of $20.5 million and $29.3 million, respectively.

                      OMNICOM GROUP INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

     Deferred tax benefits (liabilities) as of December 31, 1994 and 1993 consisted of the amounts shown below (dollars in millions):

                                                           1994           1993
                                                          -----          -----
Acquisition liabilities ..........................        $12.1          $13.0
Lease reserves ...................................          2.0            5.0
Severance and compensation reserves ..............         22.7            8.7
Tax loss carryforwards ...........................          3.7            9.6
Foreign currency transactions ....................         (1.6)           0.5
Tax benefit leases ...............................         (0.8)          (4.5)
Amortization and depreciation ....................         (2.4)          (7.2)
Deductible intangibles ...........................         (3.6)          (2.1)
Other, net .......................................          4.0            4.4
                                                          -----          -----
                                                          $36.1          $27.4
                                                          =====          =====

     Net current deferred tax benefits as of December 31, 1994 and 1993 were $15.0 million and $8.9 million, respectively, and were included in prepaid expenses and other current assets. Net non-current deferred tax benefits as of December 31, 1994 and 1993 were $21.1 million and $18.5 million, respectively.

     In 1993, legislation was enacted which increased the U.S. statutory tax rate from 34% to 35%. The effect of statutory rate changes during 1994 and 1993 in federal, state, local and international jurisdictions was not material to net income. There were no material valuation allowances recognized as of December 31, 1994 and 1993.

     A provision has been made for additional  income and  withholding  taxes on
the  earnings  of  international   subsidiaries  and  affiliates  that  will  be
distributed.

9. Employee Retirement Plans

     The Company's international and domestic subsidiaries provide retirement benefits for their employees primarily through profit sharing plans. Company contributions to the plans, which are determined by the boards of directors of the subsidiaries, have been in amounts up to 15% (the maximum amount deductible for federal income tax purposes) of total eligible compensation of participating employees. Profit sharing expense amounted to $34.7 million, $25.8 million and $20.8 million in 1994, 1993 and 1992, respectively.

     Some of the Company's international subsidiaries have pension plans. These plans are not required to report to governmental agencies pursuant to the Employee Retirement Income Security Act of 1974 (ERISA). Substantially all of these plans are funded by fixed premium payments to insurance companies who undertake legal obligations to provide specific benefits to the individuals covered. Pension expense amounted to $2.6 million, $2.4 million and $2.7 million in 1994, 1993 and 1992, respectively.

     Certain subsidiaries of the Company have an executive retirement program under which benefits will be paid to participants or their beneficiaries over 15 years from age 65 or death. In addition, other subsidiaries have individual deferred compensation arrangements with certain executives which provide for payments over varying terms upon retirement, cessation of employment or death.

     Some of the Company's domestic subsidiaries provide life insurance and medical benefits for retired employees. Eligibility requirements vary by subsidiary, but generally include attainment of a specified combined age plus years of service factor. Effective January 1, 1992, the Company adopted the provisions of Statement of Financial Accounting Standards No. 106 "Employers' Accounting For Post Retirement Benefits Other Than Pensions" ("SFAS No. 106"). SFAS No. 106 requires that the expected cost of post retirement benefits be charged to expense during the years that the eligible employees render service. The expense related to these benefits was not material to the 1994, 1993 and 1992 consolidated results of operations.

10. Commitments

     At December 31, 1994, the Company was committed under operating leases, principally for office space. Certain leases are subject to rent reviews and require payment of expenses under escalation clauses. Rent expense was $138.0 million in 1994, $128.8 million in 1993 and $117.3 million in 1992 after reduction by rents received from subleases of $10.2 million, $10.0 million and

                      OMNICOM GROUP INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

$14.1  million,   respectively.   Future  minimum  base  rents  under  terms  of
noncancellable operating leases, reduced by rents to be received from existing noncancellable subleases, are as follows:

                                                   (Dollars in Thousands)
                                         Gross Rent   Sublease Income   Net Rent
                                         ----------   ---------------   --------
1995 ..............................       $116,474       $ 10,080       $106,394
1996 ..............................        107,973          8,577         99,396
1997 ..............................         95,624          5,907         89,717
1998 ..............................         82,107          4,628         77,479
1999 ..............................         75,772          3,998         71,774
Thereafter ........................        417,994         13,716        404,278

      Where appropriate, management has established reserves for the difference between the cost of leased premises that were vacated and anticipated sublease income.

11. Fair Value of Financial Instruments

     During 1994 the Company adopted Statement of Financial Accounting Standards No. 119 "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments."

     The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1994.

                                                          (Dollars in Thousands)
                                                            Carrying      Fair
                                                             Amount      Value
                                                            --------   --------
Cash, cash equivalents and investments available-for-sale   $256,634   $256,634
Long-term investments ....................................     5,532      5,532
Long-term debt ...........................................   190,914    192,352
Financial Commitments:
   Forward exchange contracts ............................      --          123
   Guarantees ............................................      --       10,065
   Letters of credit .....................................      --       19,879

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash equivalents and investments available-for-sale:

     Cash equivalents and investments available-for-sale consist principally of investments in short-term, interest bearing instruments and are carried at fair market value, which approximates cost.

Long-term investments:

     Included in deferred charges and other assets are long-term investments carried at cost, which approximates estimated fair value.

Long-term debt:

     The fair value of the Company's convertible subordinated debenture issue was determined by reference to quotations available in markets where that issue is traded. These quotations primarily reflect the conversion value of the debentures into the Company's common stock. These debentures are redeemable by the Company, at prices explained in Note 7, which are less than the quoted market prices used in determining the fair value. The fair value of the Company's remaining long-term debt was estimated based on the current rates offered to the Company for debt with the same remaining maturities.

Financial commitments:

     The estimated fair value of derivative positions are based upon quotations received from independent, third party banks and represent the net amount payable to terminate the position, taking into consideration market rates and

                      OMNICOM GROUP INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

counterparty credit risk. The fair values of guarantees, principally related to affiliated companies, and letters of credit were based upon the face value of the underlying instruments.

12. Financial Instruments and Market Risk

     The Company periodically utilizes derivative financial instruments to reduce certain market risks to which the Company is exposed. These market risks primarily consist of the impact of changes in currency exchange rates on assets and liabilities of non-U.S. operations and the impact of changes in interest rates on debt. The Company's derivative activities are limited in volume and confined to risk management activities. Senior management at the Company actively participate in the quantification, monitoring and control of all significant risks. A reporting system is in place which evaluates the impact on the Company's earnings resulting from changes in interest rates, currency exchange rates and other relevant market risks. This system is structured to enable senior management to initiate prompt remedial action, if appropriate. Adequate segregation of duties exists with regard to the execution, recording and monitoring of derivative activities. Additionally, senior management reports periodically to the Audit Committee of the Board of Directors concerning derivative activities. Since 1993, the Audit Committee has established limitations on derivative activities. These limitations have been reviewed annually, most recently on March 23, 1995. The Audit Committee has reconfirmed, for the year 1995, the limitations originally established in 1993.

     At December 31, 1994, the Company had no swap agreements outstanding.

     At December 31, 1993, the Company had cross currency swap agreements and a U.S. dollar interest rate swap agreement outstanding with commercial banks as follows:

                                                   (Dollars in
                                                    thousands)
                                                    Aggregate
                                                     Notional  Company   Company
                                                      Amount   Receives    Pays
                                                     --------  --------  -------
Cross currency fixed to floating rate swaps ......   $70,600     8.97%     3.51%
U.S. dollar floating to fixed rate swap ..........   $50,000     3.22%     4.99%

The cross currency swap agreements were comprised of contracts denominated in German Deutsche Marks, French Francs, Australian Dollars and Spanish Pesetas. These contracts effectively changed a portion of the Company's non-U.S. dollar denominated debt to floating rate U.S. dollar denominated debt, which reduced the Company's risk related to currency fluctuations and interest rates. The U.S. dollar interest rate swap agreement converted a portion of the Company's floating rate debt to a fixed rate. These agreements were closed out during 1994 for a gain of $2.4 million which is being amortized into income over the original term of the swap agreements.

     The Company enters into forward exchange contracts to hedge certain assets and liabilities which are recorded in a currency different from that in which they will settle. Gains and losses on these positions are deferred and included in the basis of the transaction upon settlement. The terms of these contracts are generally three months or less. The table below summarizes by major currency the notional principal amounts of the Company's forward exchange contracts outstanding at December 31, 1994. The "buy" amounts represent the U.S. dollar equivalent of commitments to purchase the respective currency, and the "sell" amounts represent the U.S. dollar equivalent of commitments to sell the respective currency.

                                                        (Dollars in thousands)
                                                      Notional Principal Amount
                                                    ----------------------------
                Currency                           Company Buys    Company Sells
                --------                           ------------    -------------
German Deutsche Mark .....................          $ 18,380           $ 82,509
French Franc .............................            61,345             22,364
U.S. Dollar ..............................            32,146             12,220
Dutch Guilder ............................            20,644             14,574
Spanish Peseta ...........................            12,653             17,831
Belgian Franc ............................            10,429              6,469
Canadian Dollar ..........................               765              7,970
Hong Kong Dollar .........................             4,021              4,017
Other ....................................             7,433              9,947
                                                    --------           --------
    Total ................................          $167,816           $177,901
                                                    ========           ========

                      OMNICOM GROUP INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

     The derivative financial instruments existing at December 31, 1994 and 1993 were entered into for the purpose of hedging certain specific currency and interest rate risks. As a result of these financial instruments, the Company reduced financial risk in exchange for foregoing any gain (reward) which might have occurred if the markets moved favorably. In using derivative financial instruments, management exchanged the risks of the financial markets for counterparty risks. In order to minimize counterparty risk the Company only enters into contracts with major well known banks that have credit ratings equal to or better than the Company's. Additionally, these contracts contain provisions for net settlement. As such, the contracts settle based on the spread between the currency rates and interest rates contained in the contracts and the current market rates. This minimizes the risk of an insolvent counterparty being unable to pay the Company the notional principal amount owed to the Company and, at the same time, having the creditors of the counterparty demanding the notional principal amount from the Company.

13. Adoption of New Accounting Principles and Special Charge

     Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" ("SFAS No. 112"). This Statement establishes accounting standards for employers who provide benefits to former or inactive employees after employment but before retirement (referred to in this Statement as "postemployment benefits"). Those benefits include, but are not limited to, salary continuation, supplemental unemployment benefits, severance benefits, disability-related benefits, job training and counseling, and continuation of benefits such as health care benefits and life insurance coverage. The cumulative after tax effect of the adoption of SFAS No. 112 resulted in a reduction to net income of $28.0 million.

     Effective January 1, 1994, the Company also adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). This Statement addresses the accounting and reporting for investments in equity securities that have readily determinable fair values for all investments in debt securities. In compliance with SFAS 115, the Company classifies these investments as investments available-for-sale. At December 31, 1994, the Company's investments consisted principally of time deposits with financial institutions. These investments, with scheduled maturities of less than one year, are valued at estimated fair value, which approximates cost. These investments are generally redeemed at face value upon maturity and, as such, gains or losses on disposition are immaterial. There are no material unrealized holding gains or losses as of December 31, 1994.

     Effective  January 1, 1992,  the Company  adopted SFAS No. 106 and SFAS No.
109. The cumulative after tax effect of the adoption of these Statements increased net income by $3.8 million, substantially all of which related to SFAS No. 109. Due to the continued weakening of the commercial real estate market in certain domestic and international locations and the reorganization of certain operations, the Company provided a special charge of $6.7 million pretax for losses related to future lease costs.

                                                                   Schedule VIII

                      OMNICOM GROUP INC. AND SUBSIDIARIES

                SCHEDULE VIII-VALUATION AND QUALIFYING ACCOUNTS

                  For the Three Years Ended December 31, 1994


====================================================================================================================================
           Column A                              Column B           Column C                   Column D                     Column E
------------------------------------------------------------------------------------------------------------------------------------
                                                                    Additions                  Deductions
                                                                    ---------      ----------------------------------
                                                 Balance at          Charged          Removal of                            Balance
                                                 Beginning          to Costs        Uncollectible         Translation      at End of
          Description                            of Period        and Expenses     Receivables (1)        Adjustments        Period
------------------------------------------------------------------------------------------------------------------------------------
                                                                               (Dollars in Thousands)
Valuation accounts deducted from
  assets to which they apply--
  allowance for doubtful accounts:
December 31, 1994 ......................           $17,298           $ 7,864           $ 6,489            $  (605)           $19,278
December 31, 1993 ......................            12,825             4,742              (686)               955             17,298
December 31, 1992 ......................            15,634             2,545             4,092              1,262             12,825

----------
(1) Net of acquisition date balances in allowance for doubtful accounts of companies acquired of $1,330, $4,581, and $589 in 1994, 1993, and 1992,
    respectively.


                                                OMNICOM GROUP INC. AND SUBSIDIARIES
                                               CONSOLIDATED CONDENSED BALANCE SHEETS
                                                       (Dollars in Thousands)

                                                                                         March 31,      December 31,    March 31,
                                                                                           1995            1994            1994
                                                                                       ------------    ------------    ------------
                                                               ASSETS
Current assets:
   Cash and cash equivalents .......................................................   $    168,391    $    228,251    $    118,324
   Investments available-for-sale, at market,
      which approximates cost ......................................................         19,609          28,383          18,620
   Accounts receivable, less allowance for doubtful
      accounts of $20,339, $19,278 and $19,392 .....................................      1,182,052       1,139,882         918,615
   Billable production orders in process ...........................................        119,623          65,115          70,776
   Prepaid expenses and other current assets .......................................        157,638         140,304         133,820
                                                                                       ------------    ------------    ------------
     Total current assets ..........................................................      1,647,313       1,601,935       1,260,155
Furniture, equipment and leasehold improvements, less
  accumulated depreciation and amortization of $227,800,
  $221,491 and $195,814 ............................................................        175,400         172,153         163,614
Investments in affiliates ..........................................................        174,247         164,524         114,733
Intangibles, less amortization of $144,605, $133,572
  and $99,339 ......................................................................        793,999         758,460         626,024
Deferred tax benefits ..............................................................         29,046          21,104          17,334
Deferred charges and other assets ..................................................        141,565         134,028         120,000
                                                                                       ------------    ------------    ------------
     Total assets ..................................................................   $  2,961,570    $  2,852,204    $  2,301,860
                                                                                       ============    ============    ============


                                                LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable ................................................................   $  1,220,581    $  1,425,829    $    926,830
   Payable to banks ................................................................         89,796          12,515          87,300
   Other accrued liabilities .......................................................        503,961         496,631         350,146
   Accrued taxes on income .........................................................         44,283          51,667          19,972
                                                                                       ------------    ------------    ------------
     Total current liabilities .....................................................      1,858,621       1,986,642       1,384,248
Long term debt .....................................................................        403,882         187,338         403,827
Deferred compensation and other liabilities ........................................         76,577          95,973          81,713
Minority interests .................................................................         49,371          41,549          31,399
Shareholders' equity:
   Common stock ....................................................................         19,322          19,322          17,536
   Additional paid-in capital ......................................................        356,133         356,199         253,112
   Retained earnings ...............................................................        338,436         325,321         268,255
   Unamortized restricted stock ....................................................        (23,233)        (25,631)        (19,806)
   Cumulative translation adjustment ...............................................        (10,762)        (27,671)        (50,731)
   Treasury stock ..................................................................       (106,777)       (106,838)        (67,693)
                                                                                       ------------    ------------    ------------
     Total shareholders' equity ....................................................        573,119         540,702         400,673
                                                                                       ------------    ------------    ------------
     Total liabilities and shareholders' equity ....................................   $  2,961,570    $  2,852,204    $  2,301,860
                                                                                       ============    ============    ============

                            The accompanying notes to consolidated condensed financial statements are an integral part of these balance sheets


                                                OMNICOM GROUP INC. AND SUBSIDIARIES
                                            CONSOLIDATED CONDENSED STATEMENTS OF INCOME
                                           (Dollars in Thousands, Except Per Share Data)


                                                                                                        Three Months Ended
                                                                                                              March 31,
                                                                                                  -------------------------------
                                                                                                    1995                    1994
                                                                                                  --------                --------
Revenues:
   Commissions and fees ............................................................              $ 459,882               $ 376,538
Operating expenses:
   Salaries and related costs ......................................................                271,406                 218,395
   Office and general expenses .....................................................                140,724                 120,268
                                                                                                  ---------               ---------
                                                                                                    412,130                 338,663
                                                                                                  ---------               ---------

Operating profit ...................................................................                 47,752                  37,875
Net interest expense:
   Interest and dividend income ....................................................                 (3,790)                 (2,437)
   Interest paid or accrued ........................................................                 10,166                   8,720
                                                                                                  ---------               ---------
                                                                                                      6,376                   6,283
                                                                                                  ---------               ---------
Income before income taxes and change in
   accounting principle ............................................................                 41,376                  31,592
Income taxes:
   Federal .........................................................................                  6,985                   6,898
   State and local .................................................................                  1,709                   1,778
   International ...................................................................                  7,861                   4,487
                                                                                                  ---------               ---------
                                                                                                     16,555                  13,163
                                                                                                  ---------               ---------
Income after income taxes and before change
   in accounting principle .........................................................                 24,821                  18,429
Equity in affiliates ...............................................................                  2,213                   2,089
Minority interests .................................................................                 (2,892)                 (1,598)
                                                                                                  ---------               ---------
Income before change in accounting
   principle .......................................................................                 24,142                  18,920
Cumulative effect of change in accounting
   principle .......................................................................                   --                   (28,009)
                                                                                                  ---------               ---------
    Net income (loss) ..............................................................              $  24,142               $  (9,089)
                                                                                                  =========               =========
Earnings per share
   Income before change in accounting principle:
     Primary .......................................................................              $    0.68               $    0.58
     Fully diluted .................................................................              $    0.68               $    0.58
   Cumulative effect of change in accounting principle:
     Primary .......................................................................                   --                 $   (0.85)
     Fully diluted .................................................................                   --                 $   (0.85)
   Net income (loss):
     Primary .......................................................................              $    0.68               $   (0.27)
     Fully diluted .................................................................              $    0.68               $   (0.27)

Dividends declared per common share ................................................              $    0.31               $    0.31


                            The accompanying notes to consolidated condensed financial statements are an integral part of these statements


                                                OMNICOM GROUP INC. AND SUBSIDIARIES
                                           CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                                                      (Dollars in Thousands)
                                                                                                         Three Months Ended
                                                                                                               March 31,
                                                                                                   --------------------------------
                                                                                                     1995                    1994
                                                                                                   --------                --------
Cash flows from operating activities:
   Net income (loss) .................................................................             $  24,142              $  (9,089)
   Adjustments to reconcile net income (loss) to net
    cash used in operating activities:
    Depreciation and amortization of tangible assets .................................                 9,878                  8,923
    Amortization of intangible assets ................................................                 6,570                  5,554
    Minority interests ...............................................................                 2,892                  1,333
    Earnings of affiliates in excess of dividends received ...........................                (1,396)                  (439)
    Increase in deferred tax benefits ................................................                (9,610)                (8,111)
    Provision for losses on accounts receivable ......................................                   992                  1,062
    Amortization of restricted stock .................................................                 2,367                  1,873
    Increase in accounts receivable ..................................................                (6,349)                (7,541)
    Increase in billable production ..................................................               (52,022)               (10,768)
    Increase in other current assets .................................................                (4,239)               (22,004)
    Decrease in accounts payable .....................................................              (249,290)              (141,549)
    Decrease in other accrued liabilities ............................................                (7,250)               (41,069)
    Decrease in accrued income taxes .................................................                (8,983)               (10,431)
    Other ............................................................................               (16,878)                28,302
                                                                                                   ---------              ---------
    Net cash used in operating activities ............................................              (309,176)              (203,954)
                                                                                                   ---------              ---------
Cash flows from investing activities:
   Capital expenditures ..............................................................                (8,843)               (10,745)
   Payments for purchases of equity interests in
      subsidiaries and affiliates, net of cash acquired ..............................               (32,881)               (23,064)
   Payments for purchases of investments
      available-for-sale and other investments .......................................                (8,393)                (8,210)
   Proceeds from sales of investments available-for-
      sale and other investments .....................................................                17,972                 27,689
                                                                                                   ---------              ---------
   Net cash used in investing activities .............................................               (32,145)               (14,330)
                                                                                                   ---------              ---------
Cash flows from financing activities:
   Net borrowings under lines of credit ..............................................                75,609                 41,364
   Share transactions under employee stock plans .....................................                    26                  2,149
   Proceeds from issuance of debt obligations ........................................               213,631                122,851
   Dividends and loans to minority stockholders ......................................                  (557)                  (128)
   Dividends paid ....................................................................               (11,133)               (10,133)
   Purchase of treasury shares .......................................................                  --                   (4,238)
                                                                                                   ---------              ---------
   Net cash provided by financing activities .........................................               277,576                151,865
                                                                                                   ---------              ---------
Effect of exchange rate changes on cash
   and cash equivalents ..............................................................                 3,885                  9,910
                                                                                                   ---------              ---------
Net decrease in cash and cash equivalents ............................................               (59,860)               (56,509)
Cash and cash equivalents at beginning of period .....................................               228,251                174,833
                                                                                                   ---------              ---------
Cash and cash equivalents at end of period ...........................................             $ 168,391              $ 118,324
                                                                                                   =========              =========
Supplemental Disclosures:
     Income taxes paid ...............................................................             $  23,957              $  14,063
                                                                                                   =========              =========
     Interest paid ...................................................................             $   7,203              $   5,969
                                                                                                   =========              =========

                            The accompanying notes to consolidated condensed financial statements are an integral part of these statements

                      OMNICOM GROUP INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

     1) The consolidated condensed interim financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

     2) These statements reflect all adjustments consisting of normal recurring accruals which, in the opinion of management, are necessary for a fair presentation of the information contained therein. Certain reclassifications have been made to the March 31, 1994 reported amounts to conform them with the March 31, 1995 and December 31, 1994 presentation. It is suggested that these consolidated condensed financial statements be read in conjunction with the consolidated financial statements and notes thereto included in the Company's latest annual report on Form 10-K.

     3) Results of operations for the interim periods are not necessarily indica- tive of annual results.

     4) Primary earnings per share is based upon the weighted average number of common shares and common share equivalents outstanding during each period. Fully diluted earnings per share is based on the above, and if dilutive, adjusted for the assumed conversion of the Company's Convertible Subordinated Debentures and the assumed increase in net income for the after tax interest cost of these debentures. At March 31, 1995, the 4.5%/6.25% Step-Up Convertible Subordinated Debentures were outstanding. At March 31, 1994, the 6.5% Convertible Subordinated Debentures and the 4.5%/6.25% Step-Up Convertible Subordinated Debentures were outstanding. The number of shares used in the computations of primary and fully diluted earnings per share were as follows:

                                                    Three Months Ended March 31,
                                                    ----------------------------
                                                       1995              1994
                                                    ----------        ----------
Primary EPS computation ....................        35,726,600        32,796,600
Fully diluted EPS computation ..............        35,783,800        32,817,700


     For purposes of computing fully diluted earnings per share on net income and the cumulative effect of the change in accounting principle for the three months ended March 31, 1995 and 1994, the Company's Convertible Subordinated Debentures were not reflected in the computations as their inclusion would have been anti-dilutive.

     5) On January 4, 1995, an indirect wholly-owned subsidiary of the Company issued Deutsche Mark 200 million Floating Rate Bonds (approximately $130 million at the January 4, 1995 exchange rate). The bonds are unsecured, unsubordinated obligations of the issuer and are unconditionally and irrevocably guaranteed by the Company. The bonds bear interest at a per annum rate equal to Deutsche Mark three month LIBOR plus 0.65% and may be redeemed at the option of the issuer on January 5, 1997 or any interest payment date thereafter at their principal amount plus any accrued but unpaid interest. Unless redeemed earlier, the bonds will mature on January 5, 2000 and will be repaid at par.

     6) On June 1, 1994, the Company issued a Notice of Redemption for its $100 million 6.5% Convertible Subordinated Debentures with a scheduled maturity in 2004. Prior to the July 27, 1994 redemption date, debenture holders elected to convert all of their outstanding debentures into common stock of the Company at a conversion price of $28.00 per common share.

     7) Effective January 1, 1994, the Company adopted the provisions of Statement of Financial Accounting Standards No. 112 "Employers' Accounting for Postemployment Benefits" ("SFAS 112"). The cumulative after tax effect of the adoption of this Statement decreased net income by $28,009,000.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors
Chiat/Day Holdings, Inc.

     We have audited the accompanying consolidated balance sheets of Chiat/Day Holdings, Inc. and Subsidiaries as of October 31, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended October 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chiat/Day Holdings, Inc. and Subsidiaries as of October 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 1994 in conformity with generally accepted accounting principles.

     The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1, the Company's debt under its Senior Note and Senior Subordinated Note totaling $18,750,000 is due in 1995, which combined with its working capital and stockholders' deficits at October 31, 1994, raises substantial doubt about the Company's ability to continue as a going concern. Management's plans as to this matter are discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Coopers & Lybrand LLP

Sherman Oaks, California
April 7, 1995, except for Note 10
as to which the date is
June 7, 1995

                                               CHIAT/DAY HOLDINGS, INC. AND SUBSIDIARIES

                                                      CONSOLIDATED BALANCE SHEETS
                                                       October 31, 1994 and 1993

                                                              ASSETS                            1994                       1993
                                                                                           -------------              -------------
Current assets:
   Cash and cash equivalents .................................................             $   5,831,000              $   3,393,000
   Receivables:
     Client accounts receivable ..............................................                57,468,000                 46,324,000
     Expenditures billable to clients ........................................                16,746,000                 10,704,000
     Notes and other receivables .............................................                   375,000                    861,000
     Income taxes receivable .................................................                   894,000                    774,000
     Notes receivable from employees .........................................                 1,158,000                    852,000
     Less--allowance for doubtful accounts ...................................                (4,007,000)                (2,218,000)
                                                                                           -------------              -------------
                                                                                              72,634,000                 57,297,000
   Prepaid expenses and other ................................................                   736,000                  1,292,000
                                                                                           -------------              -------------
           Total current assets ..............................................                79,201,000                 61,982,000
                                                                                           -------------              -------------
Fixed assets, at cost:
   Furniture and fixtures ....................................................                 3,211,000                  1,134,000
   Office equipment ..........................................................                 4,760,000                  4,913,000
   Leasehold improvements ....................................................                 9,227,000                  6,578,000
   Construction in progress ..................................................                      --                      250,000
                                                                                           -------------              -------------
                                                                                              17,198,000                 12,875,000
   Less--accumulated depreciation and amortization ...........................                (5,999,000)                (5,375,000)
                                                                                           -------------              -------------
                                                                                              11,199,000                  7,500,000
                                                                                           -------------              -------------
Other assets:
   Notes receivable ..........................................................                 3,201,000                    281,000
   Other .....................................................................                 2,476,000                  5,108,000
                                                                                           -------------              -------------
                                                                                               5,677,000                  5,389,000
                                                                                           -------------              -------------
                                                                                           $  96,077,000              $  74,871,000
                                                                                           =============              =============

                                            LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
   Current portion of long-term debt .........................................             $  18,750,000              $      64,000
   Accounts payable and advanced billings ....................................               112,094,000                 96,018,000
   Other accrued liabilities .................................................                12,139,000                 13,397,000
   Bank overdraft ............................................................                      --                    8,625,000
   Income tax payable ........................................................                 1,180,000                     15,000
                                                                                           -------------              -------------
           Total current liabilities .........................................               144,163,000                118,119,000
                                                                                           -------------              -------------
Long-term debt, net of current portion .......................................                10,448,000                 20,697,000
Restructuring reserve liabilities ............................................                10,009,000                 13,421,000
Other non-current liabilities ................................................                 2,791,000                  2,012,000
Redeemable preferred stock, cumulative, $.01 par value;
   200,000 shares authorized; issued--140,718 in 1994 and 121,218 in 1993;
   liquidation value of $14,071,700 at October 31, 1994 ......................                13,769,000                 11,668,000
Class B common stock subject to repurchase obligations; $.01 par value;
   200,000,000 shares authorized; outstanding--39,993,465 in 1994
   and 40,818,465 in 1993 (see Note 5) .......................................                 7,332,000                  7,332,000
Stockholders' equity (deficit):
  Class A common stock, $.01 par value; 75,000,000 shares authorized;
     issued--16,749,344 in 1994 and 1993 .....................................                   167,000                    167,000
   Additional paid-in capital ................................................                20,567,000                 20,567,000
   Foreign currency translation adjustment ...................................                  (373,000)                  (496,000)
   Accumulated deficit .......................................................              (108,522,000)              (114,342,000)
                                                                                           -------------              -------------
                                                                                             (88,161,000)               (94,104,000)
Less--treasury stock at cost; 3,222,075 Class A common shares
   in 1994 and 1993 ..........................................................                (4,274,000)                (4,274,000)
                                                                                           -------------              -------------
           Total stockholders' equity (deficit) ..............................               (94,435,000)               (98,378,000)
                                                                                           -------------              -------------
                                                                                           $  96,077,000              $  74,871,000
                                                                                           =============              =============

                                            See notes to consolidated financial statements.

                   CHIAT/DAY HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              For the Years Ended October 31, 1994, 1993 and 1992

                                                                             1994                  1993                    1992
                                                                        -------------          -------------          -------------
Fee and commission income .....................................          $ 89,277,000           $100,267,000           $128,722,000

Costs and expenses:
   Salaries and employee benefits .............................            50,976,000             55,458,000             68,824,000
   Selling, general and administrative ........................            27,000,000             37,921,000             44,074,000
   Restructuring costs ........................................                  --               25,848,000                   --
   Gain on sale of foreign subsidiary .........................                  --               (3,504,000)                  --
   Other, net .................................................               141,000              1,425,000              5,222,000
                                                                        -------------          -------------          -------------
                                                                           78,117,000            117,148,000            118,120,000

           Operating profit (loss) ............................            11,160,000            (16,881,000)            10,602,000

Interest income (expense):
   Interest expense ...........................................            (4,678,000)            (4,612,000)            (7,814,000)
   Interest income ............................................             1,091,000                803,000              1,398,000
                                                                        -------------          -------------          -------------
                                                                           (3,587,000)            (3,809,000)            (6,416,000)
Income (loss) before income tax provision and
   extraordinary item .........................................             7,573,000            (20,690,000)             4,186,000

Income tax provision ..........................................             1,602,000                855,000              2,361,000
                                                                        -------------          -------------          -------------
   Income (loss) before extraordinary item ....................             5,971,000            (21,545,000)             1,825,000

Extraordinary item:
   Utilization of loss carryforwards ..........................                  --                     --                1,582,000
                                                                        -------------          -------------          -------------
   Net income (loss) ..........................................         $   5,971,000          ($ 21,545,000)         $   3,407,000
                                                                        =============          =============          =============
Earnings per share:
  Net income (loss):
    Primary ...................................................                  0.11                  (0.39)                  0.06
    Primary (including EPUs and EARs) .........................                  0.05                  (0.39)                  0.04

                See notes to consolidated financial statements.


                                               CHIAT/DAY HOLDINGS, INC. AND SUBSIDIARIES
                                       CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                          For the Years Ended October 31, 1994, 1993 and 1992

                                                         Number                                                           Foreign
                                                       Of Shares          Common        Additional                        Currency
                                                        Common            Stock          Paid-In        Treasury        Translation
                                                         Stock           Class A         Capital          Stock          Adjustment
                                                      -----------      -----------     -----------     -----------       -----------
Balance, October 31, 1991
   as previously reported .......................      16,823,176      $   168,000     $  141,000      ($4,274,000)     ($  200,000)
Adjustment for accretion of preferred stock .....            --               --             --               --               --
                                                       ----------      -----------     -----------      ----------       ----------
Balance October 31, 1991 as restated ............      16,823,176          168,000        141,000       (4,274,000)        (200,000)
Foreign currency translation
  adjustment ....................................                                                                         3,966,000
Accretion of preferred stock ....................
Net income for the year ended October 31, 1992 ..
                                                       ----------      -----------     -----------      ----------       ----------
Balance, October 31, 1992 .......................      16,823,176          168,000         141,000      (4,274,000)       3,766,000
Repurchase of Common Stock - Class A ............         (73,832)
Retirement of Common Stock - Class A ............                           (1,000)          1,000
Conversion of Junior Subordinated Notes .........                                       20,425,000
Foreign currency translation adjustment .........                                                                        (4,262,000)
Accretion of preferred stock ....................
Net (loss) for the year ended October 31, 1993 ..
                                                       ----------      -----------     -----------      ----------       ----------
Balance, October 31, 1993 .......................      16,749,344          167,000      20,567,000      (4,274,000)        (496,000)
Foreign currency translation adjustment .........                                                                           123,000
Accretion of preferred stock ....................
Net income for the year ended October 31, 1994 ..
                                                       ----------      -----------     -----------      ----------       ----------
Balance, October 31, 1994 .......................      16,749,344      $   167,000     $20,567,000     ($4,274,000)     ($  373,000)
                                                       ==========      ===========     ===========      ==========       ==========

                                                    Accumulated
                                                      Deficit          Total
                                                   ------------    ------------
Balance, October 31, 1991
   as previously reported ......................  ($ 95,449,000)  ($ 99,614,000)
Adjustment for accretion of preferred stock ....       (453,000)       (453,000)
                                                   ------------    ------------
Balance October 31, 1991 as restated ...........    (95,902,000)   (100,067,000)
Foreign currency translation
  adjustment ...................................                      3,966,000
Accretion of preferred stock ...................       (151,000)       (151,000)
Net income for the year ended October 31, 1992..      3,407,000       3,407,000
                                                   ------------    ------------
Balance, October 31, 1992 ......................    (92,646,000)    (92,845,000)
Repurchase of Common Stock - Class A ...........
Retirement of Common Stock - Class A ...........
Conversion of Junior Subordinated Notes ........                     20,425,000
Foreign currency translation adjustment ........                     (4,262,000)
Accretion of preferred stock ...................       (151,000)       (151,000)
Net (loss) for the year ended October 31, 1993 .    (21,545,000)    (21,545,000)
                                                   ------------    ------------
Balance, October 31, 1993 ......................   (114,342,000)    (98,378,000)
Foreign currency translation adjustment ........                        123,000
Accretion of preferred stock ...................       (151,000)       (151,000)
Net income for the year ended October 31, 1994 .      5,971,000       5,971,000
                                                   ------------    ------------
Balance, October 31, 1994 ......................  ($108,522,000)  ($ 92,435,000)
                                                   ============    ============

                  See notes to consolidated financial statements.

                   CHIAT/DAY HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              For the Years Ended October 31, 1994, 1993 and 1992

                                                                                     1994               1993               1992
                                                                                 ------------       ------------       ------------
 Cash flows from operating activities:
   Net income (loss) ......................................................      $  5,971,000       ($21,545,000)      $  3,407,000
   Adjustments to reconcile net income (loss) to net
      cash provided by operating activities:
     Depreciation and amortization ........................................         2,831,000          4,773,000          6,974,000
     Gain on disposition of foreign subsidiary ............................              --           (3,504,000)              --
     Gain on sale of assets ...............................................              --                 --             (743,000)
     Provision for losses on receivables ..................................         1,789,000          2,057,000            160,000
     Amortization of discount on long-term debt ...........................            10,000            593,000            800,000
     Increase in interest payable .........................................           891,000            418,000          2,531,000
     Contribution of preferred stock to profit sharing plan ...............           575,000            450,000            900,000
     Preferred stock dividends issued to profit sharing plan ..............         1,375,000          1,127,000            929,000
     Restructuring provision ..............................................              --           24,582,000               --
     Change in assets and liabilities:
       (Decrease) in cash from disposition of foreign subsidiary ..........              --           (9,242,000)              --
       (Increase) decrease in receivables .................................       (17,126,000)        11,135,000        (32,999,000)
       Decrease (increase) in prepaid expenses and other ..................           556,000           (176,000)            18,000
       Increase (decrease) in accounts payable and
          advanced billings ...............................................        16,076,000         (8,459,000)        23,741,000
       (Decrease) increase in other accrued liabilities ...................        (1,408,000)        (3,916,000)           364,000
       Increase (decrease) in income taxes payable ........................         1,165,000           (545,000)          (874,000)
       (Decrease) in deferred income taxes payable ........................              --              (25,000)        (1,777,000)
       (Decrease) in other noncurrent liabilities .........................        (2,633,000)          (683,000)        (8,093,000)
                                                                                 ------------       ------------       ------------
           Total adjustments ..............................................         4,101,000         18,585,000         (8,069,000)
                                                                                 ------------       ------------       ------------
           Net cash provided (used) by operating activities ...............        10,072,000         (2,960,000)        (4,662,000)
                                                                                 ------------       ------------       ------------
Cash flows from investing activities:
   Proceeds from disposition of foreign subsidiary ........................              --            1,112,000               --
   Purchases of fixed assets ..............................................        (5,615,000)          (999,000)          (833,000)
   Retirements of fixed assets ............................................              --              117,000          1,644,000
   (Increase) decrease notes receivables, other assets.....................        (2,920,000)         1,588,000          1,367,000
   Decrease (increase) in other assets ....................................         1,718,000            (65,000)         3,193,000
                                                                                 ------------       ------------       ------------
           Net cash (used) provided by investing activities ...............        (6,817,000)         1,753,000          5,371,000
                                                                                 ------------       ------------       ------------
Cash flows from financing activities:
   (Decrease) increase in bank overdraft ..................................        (8,625,000)         8,625,000               --
   Debt borrowings ........................................................        44,250,000         50,000,000         16,000,000
   Debt repayments ........................................................       (36,565,000)       (66,057,000)       (24,027,000)
                                                                                 ------------       ------------       ------------
          Net cash (used) in financing activities .........................          (940,000)        (7,432,000)        (8,027,000)
                                                                                 ------------       ------------       ------------
Effect of exchange rate changes on cash ...................................           123,000            354,000          3,966,000
                                                                                 ------------       ------------       ------------
Net increase (decrease) in cash and cash equivalents ......................         2,438,000         (8,285,000)        (3,352,000)
Cash and cash equivalents, beginning of year ..............................         3,393,000         11,678,000         15,030,000
                                                                                 ------------       ------------       ------------
Cash and cash equivalents, end of year ....................................      $  5,831,000       $  3,393,000       $ 11,678,000
                                                                                 ============       ============       ============
Supplemental disclosure of cash flow information:
  Cash paid during the year for:
     Interest .............................................................      $  2,475,000       $  2,507,000       $  3,452,000
                                                                                 ============       ============       ============
     Income taxes .........................................................      $    279,000       $  1,820,000       $  1,341,000
                                                                                 ============       ============       ============

                See notes to consolidated financial statements.

                   CHIAT/DAY HOLDINGS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Summary Of Significant Accounting Policies:

Line Of Business:

      Chiat/Day Holdings, Inc. (the "Company") is a holding company that directly or indirectly owns 100% of the common stock of companies (including Chiat/Day inc. Advertising ["Advertising"] and Venice Holdings Pty. Limited ["Mojo"]) that collectively are known as "Chiat/Day" (see Notes 2 and 8). The Company's principal line of business includes planning and creating advertising campaigns for clients, placing ads with various media (including television, radio, newspaper and magazines), and providing marketing consultation, market research and production services. Chiat/Day also provides public relations and direct marketing services. The Company's clients operate in a broad range of product industries throughout the world. Credit is extended to clients based on an evaluation of each client's financial condition, and generally collateral is not required. Credit losses, if any, have been generally provided for in the financial statements and have been consistently within management's expectations.

Basis Of Presentation:

      The Company's consolidated financial statements have been presented on the basis that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As discussed in Note 5, the Company's Senior Note and Senior Subordinated Notes are due in 1995.

      In February 1995 the Company reached an agreement in principal to sell the assets and assign the liabilities of its businesses (see Note 10). If the sale does not occur, the Company will have to pursue alternative financing arrangements to meet its current debt obligations.

      Based upon discussions held with prospective lending institutions in late 1994 and early 1995, management believes that the refinancing of the Company's outstanding debt obligations and/or additional equity financing would be obtainable if necessary, although no assurances can be given. If such financing were obtained, given the Company's historical increases in cash and cash equivalents and its ability to manage its negative working capital position, management believes that the Company would continue as a viable going concern.

Principles Of Consolidation:

      The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant intercompany transactions and balances have been eliminated.

Fees, Commissions and Costs:

      The principal sources of advertising revenues are commissions and fees for the production and placement of advertisements in television, radio and print media. Revenue earned from television and radio media is recognized on the date of broadcast. Revenue earned from advertising production is recognized as costs are incurred. Generally, commission revenue earned from print media is recognized on the space closing date (the date upon which the advertiser has made a binding commitment to the publication to run an advertisement) of the related publications.

      Generally, revenue is billed and earned in accordance with contractual provisions. For the Company's contract with its major client, Nissan Motor Corporation ("Nissan"), commissions are billable on a sliding scale subject to a maximum annual amount for 1994 and 1993 only. As of October 31, 1994 and 1993 under both contracts, the Company has recognized as revenue commissions earned of 78% of the maximum allowable for the contract periods April 1, 1994 through March 31, 1995 and April 1, 1993 through March 31, 1994.

      Nissan accounted for 41%, 39% and 38% of total revenue in 1994, 1993 and 1992, respectively. Infiniti, a division of Nissan, accounted for 14% and 10% of total revenues in 1994 and 1993, respectively.

      Revenues from other sources, including public relations and direct marketing, are primarily derived from fees for services rendered. Fee revenue earned from these sources is recognized as services are rendered. Salaries and other agency costs are generally expensed as incurred.

                   CHIAT/DAY HOLDINGS, INC. AND SUBSIDIARIES

1.  Summary Of Significant Accounting Policies, Continued:

Fixed Assets:

      Depreciation and amortization are provided over the estimated useful lives of the assets using primarily the straight-line method for financial reporting purposes and accelerated depreciation methods for tax reporting purposes. Estimated useful lives of these assets are as follows:

       Furniture and fixtures ..........................    5-10 years
       Office equipment ................................    5-10 years
       Leasehold improvements ..........................    Lease term

      Gains and losses on sales and retirements are reflected in Other income (expense). Improvements which increase the useful lives of fixed assets are capitalized. Maintenance, repairs and minor replacements are expensed as incurred.

Foreign Currency Translation:

      The  Company   translates   the   financial   statements  of  its  foreign
subsidiaries in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 52. Assets and liabilities reported in the consolidated balance sheets have been translated at the current rates of exchange as of October 31, 1994 and 1993. Revenues and expenses reported in the consolidated statements of operations have been translated using the average exchange rates during 1994, 1993 and 1992. Resulting translation adjustments have been excluded from the consolidated statements of operations and are reported in a separate component of stockholders' equity (deficit).

      Gains and losses resulting from foreign currency transactions are charged to other income (expense) as incurred and were not material in 1994, 1993 or 1992.

Earnings Per Share:

      Primary earnings per share is based upon weighted average number of shares outstanding during each year. Primary earnings per share (including EPUs and EARs) is provided for informational purposes only and does not intend to represent the EPUs or EARs as common stock equivalents pursuant to the provisions of APB No. 15. The number of shares used in the computations were as follows:

                                          1994           1993           1992
                                          ----           ----           ----
Primary .............................   54,188,042    55,534,115     58,115,335
Primary (including EPUs and EARs) ...  114,536,044    55,534,115     83,443,980

For the purposes of computing earnings per share (including EPUs and EARs) for the fiscal year ended October 31, 1993 the EPUs and EARs were not reflected in the computation as their inclusion would have been anti-dilutive.

Income Taxes:

      Effective November 1, 1993, the Company adopted the provisions of SFAS No. 109 which requires recognition of deferred tax assets and liabilities for temporary differences and net operating loss (NOL) and tax credit carryforwards. Under SFAS No. 109, deferred income taxes are established based on enacted tax rates expected to be in effect when temporary differences are scheduled to reverse and NOL and tax credit carryforwards are expected to be utilized. The principle temporary differences relate to restructuring costs and employee bonuses. Adoption of SFAS No. 109 did not have a material impact on the Company's financial position or results of operations.

      For years ended 1993 and 1992 the Company accounted for income taxes under the requirements of APB Opinion No. 11.

Cash Flows:

      The Company places its temporary cash investments in short-term financial instruments and money market funds, which generally mature within 90 days. The Company limits the amount of credit exposure to any one issuer.

      For purposes of reporting cash flows, the Company considers amounts due from banks (including certificates of deposit and repurchase agreements) and commercial paper with maturities at date of purchase of three months or less to be cash equivalents.

     During 1993, the Company issued 37,463,981 Equity  Appreciation Rights (see
Note 6) upon conversion of $20,425,000 of its Junior Notes (see Note 5).

                   CHIAT/DAY HOLDINGS, INC. AND SUBSIDIARIES

1.  Summary Of Significant Accounting Policies, Continued:

Restatement:

      In connection with the proposed acquisition by Omnicom (Note 10) the accompanying financial statements have been restated in accordance with SEC Regulation S-X. Accordingly, redeemable preferred stock (Note 5) is no longer presented as part of stockholders' equity and its initial carrying value is being increased to its redemption value by periodic accretions against accumulated deficit.

Reclassifications

      Certain reclassifications have been made to the 1993 and1992 reported amounts to conform them to the current presentation.

2.  Foreign Operations:

      The Company's foreign divisions and subsidiaries are primarily engaged in providing advertising and related services. On February 16, 1993 (effective January 1, 1993), the Company completed the transfer of the stock of its foreign subsidiary to FCB International, Inc. ("FCB") (see Note 8). The financial results for 1993 and 1992 of this subsidiary are summarized in Note 8.

      Combined condensed financial information for foreign divisions and subsidiaries is as follows:
                                           1994            1993          1992
                                       -----------     -----------   -----------
       Total assets ...............    $16,589,000     $12,926,000   $70,391,000
       Total liabilities ..........     12,959,000      11,378,000    71,700,000
       Fee and commission income ..     13,674,000      13,643,000    35,613,000

       Operating profit (loss) ....      2,899,000        (725,000)      782,000


3.  Income Taxes:

      Income  (loss)  before  income  tax  provision   (benefit)  and  provision
(benefit) for taxes for the years ended October 31, 1994, 1993 and 1992 consisted of the following:

                                         1994              1993          1992
                                     -------------     -----------   -----------
      Income (loss) before income
        tax provision:

           Domestic ..............    $4,460,000    ($23,576,000)     $3,518,000
           International .........     3,113,000       2,886,000         668,000
                                      ----------     -----------      ----------
               Totals ............    $7,573,000    ($20,690,000)     $4,186,000
                                      ==========     ===========      ==========

                                        Current        Deferred          Total
                                      ----------     -----------       ---------
      Provision for taxes:

          October 31, 1994:
             Federal                 $   35,000           --          $   35,000
             State and local            152,000           --             152,000
             Foreign                  1,415,000           --           1,415,000
                                    -----------      -----------      ----------
                                    $ 1,602,000           --          $1,602,000
                                    ===========      ===========      ==========
          October 31, 1993:
             Federal                  $ 542,000           --          $  542,000
             State and local            277,000           --             277,000
             Foreign                     36,000           --              36,000
                                     ----------      -----------      ----------
                                     $ 855,000            --          $  855,000
                                    ==========       ===========      ==========

          October 31, 1992:
             Federal                 $1,698,000      $    25,000      $1,723,000
             State and local            927,000         (333,000)        594,000
             Foreign                     44,000           --              44,000
                                     ----------      -----------     -----------
                                     $2,669,000     ($   308,000)    $2,361,000
                                     ==========      ============    ===========

                   CHIAT/DAY HOLDINGS, INC. AND SUBSIDIARIES

3. Income Taxes, Continued:

     The Company's effective income tax rate varied from the statutory federal income tax rate as a result of the following factors:

                                                1994          1993         1992
                                                ----          ----         ----
      Statutory federal income tax rate ...     35.0%        (34.0)%       34.0%
      State and local taxes, net of
         federal benefit ..................      1.3           0.9          9.4
      Foreign taxes .......................     18.7           0.2          1.0
      Net operating loss ..................     (4.8)          --           --
      Tax credits .........................    (11.0)          --           --
      Reversal of temporary differences ...    (26.3)          --           --
      Preferred stock dividends ...........      6.4           1.9          7.6
      Alternative minimum tax .............      0.4           2.6          3.4
      Unrealized benefit of net operating
         loss .............................      --           32.0          --
      Extraordinary credit ................      --            --         (38.0)
      Other ...............................      1.4           0.5          1.2
                                                ----          ----         ----
      Effective rate ......................     21.1%          4.1%        18.6%
                                                ====          ====         ====

     The major components of the net deferred tax asset as of October 31, 1994 are as follows:

    Deferred tax assets:
        Accrued reserves ................................        $  8,743,000
        Deferred compensation ...........................           5,835,000
        Tax loss/tax credit carryforwards ...............           1,219,000
        Fixed assets and depreciation ...................             441,000
        Rent ............................................             329,000
        Other ...........................................           2,150,000
                                                                 ------------
            Total deferred tax assets ...................          18,717,000
        Valuation allowance .............................         (18,717,000)
                                                                 ------------
            Net deferred tax asset ......................                --
                                                                 ============

      A full valuation allowance has been established at both November 1, 1993, the date of adoption of SFAS No. 109 and October 31, 1994 as it is more likely than not the deferred tax asset will not be realized. The change in the valuation allowance of approximately $5.7 million in fiscal 1994 represents the reduction in the deferred tax asset due to reversal of temporary differences in the determination of the Company's current provision.

      As of October 31, 1994, for income tax purposes, the Company had state and foreign net operating loss carryforwards of approximately $3.1 million and $2.1 million, respectively, which will expire during the years 1995-2000. Also, the Company had $344,000 of AMT credits which can be carried forward indefinitely. U.S. tax rules impose limitations on the use of net operating losses and tax credits following certain changes in ownership (See Note 10).

4. Related-Party Transactions:

      In October 1991, the Company moved into new office facilities in Venice, California which it leases from Venice Operating Corporation ("VOC"), a company owned by the majority stockholder and certain members of the Board of Directors of the Company. In October 1994, VOC sold its office facilities to an unrelated third party. Effective October 17, 1994 the lease with VOC was terminated and the Company entered into a new twenty year lease with six consecutive five-year renewal options. The Company was assigned a $3,000,000 promissory note by VOC in satisfaction of the return of the Company's security deposit and accrued interest thereon due from VOC. The note bears interest at 10% per annum and all interest payments are current. The note is secured by a right of offset against

                   CHIAT/DAY HOLDINGS, INC. AND SUBSIDIARIES

4. Related-Party Transactions, Continued

future lease payments. The principal will be paid to the Company when it achieves certain financial targets or the property is sold, but no later than October 17, 2014. The obligor of the promissory note is the new owner of the Venice office facility, ADS(CA) QRS 11-34, Inc., a California corporation that is managed by W.P. Carey & Co. in New York. W.P. Carey & Co. is a publicly traded Real Estate Investment Trust. In 1994, 1993 and 1992 the Company paid $2,474,000, $2,056,000 and $2,018,000, respectively, in rent to VOC.

      The  Company  also  has  consulting,   employment,  non-compete  and  loan
agreements with certain members of the Board of Directors and officers.

5.  Long-Term Debt, Redeemable Preferred Stock and Common
    Stock Subject to Repurchase Obligations:

     Long-term debt as of October 31, 1994 and 1993 consisted of the following:

                                                                                    1994            1993
                                                                                ------------     -----------
Senior Note payable to banks.
   Interest rates averaged 8.1% in 1994 and 7.5% in 1993 ....................   $  7,750,000            --
Senior Subordinated Notes due in 1995; various rates;
   interest payable semiannually in arrears .................................     11,000,000      11,000,000
8.17% Junior  Subordinated  Installment  Note (less  unamortized  discount of
   $304,000  and  $305,000 at October 31, 1994 and 1993,  respectively);  due
   July 31, 2005; interest  compounded  semiannually at an effective interest rate of 8.65%;  payment  of  interest  and  principal  subject  to certain restrictions contained in the Senior Bank
   Note and Senior Subordinated Notes .......................................      5,249,000       5,247,000
13.25% Junior Subordinated Note; maturing July 31, 2005
   (less unamortized  discount of $90,000 and $98,000 at October 31, 1994 and
   1993, respectively); interest compounded annually at an effective interest rate of 8.45%;  payment  of  interest  and  principal  subject  to certain restrictions contained in the Senior Bank Note
   and Senior Subordinated Notes ............................................      1,400,000       1,391,000
Other notes payable, payments due in 1994; interest at 11.25% ...............           --            64,000
Accrued interest on Junior and Senior Subordinated Notes ....................      3,799,000       3,059,000
                                                                                ------------    ------------
                                                                                  29,198,000      20,761,000
Less--current portion .......................................................    (18,750,000)        (64,000)
                                                                                ------------    ------------
                                                                                $ 10,448,000    $ 20,697,000
                                                                                ============    ============

      Aggregate annual maturities of long-term obligations including accrued interest on Junior and Senior Subordinated Notes are as follows:

         Year Ending
         October 31,
         -----------
            1995 ...............................        $18,750,000
            1996 ...............................               --
            1997 ...............................               --
            1998 ...............................               --
            1999 ...............................               --
            Thereafter .........................        $10,448,000
                                                        -----------
                                                        $29,198,000
                                                        ===========

                   CHIAT/DAY HOLDINGS, INC. AND SUBSIDIARIES

5.  Long-Term Debt, Redeemable Preferred Stock and Common
    Stock Subject to Repurchase Obligations, Continued:

      On September 17, 1992 and June 30, 1993, Advertising amended and restated its Credit Agreement for the Senior Bank Note wherein the banks originally agreed to make loans up to an aggregate principal amount of $42,000,000, of which an aggregate principal amount of $20,000,000 was available and outstanding on September 17, 1992. In addition to amending certain terms of the Senior Bank Note, the banks provided an additional $6,000,000 revolving credit facility. The revolving credit facility was guaranteed by certain key executives and stockholders of the Company. The 1993 amendment further modified the Credit Agreement to extend the commitment reduction dates and change the financial covenants. $4,200,000 of the revolving credit facility and the associated guarantees expired on October 31, 1993. At October 31, 1994 and 1993, $7,750,000 and $16,000,000, respectively, of the Senior Bank Note was available; $7,750,000 was outstanding at October 31, 1994 and no borrowings were outstanding at October 31, 1993. In addition, no amounts were outstanding under the revolving credit facility as of October 31, 1994 and 1993.

      In January  1995,  the Senior Bank Note was  assigned to Omnicom (see Note
10). As a result of this assignment, the available commitment was increased to $20,000,000, and the term was extended to December 10, 1995. Interest is payable monthly at prime plus 2%. Loans made under the Senior Bank Note are due and payable on December 10, 1995. The Senior Bank Note is secured by substantially all assets of Advertising and Holdings' common equity investment in Advertising. The remaining $1,800,000 revolving credit facility and associated guarantees expired in May 1995.

     In 1992, certain terms of the Senior Subordinated Notes due in 1995 ("Senior Notes") were amended. For $5 million of such Notes, the cash interest rate was capped at 14.25% effective August 1, 1991. Interest that increases by one quarter percent every six months from August 1, 1991 until the Senior Notes have been registered under the Securities Act of 1993 will be capitalized and paid on redemption, but no later than August 1995. The interest rate on $6 million of the Senior Notes has been fixed at 13.25% effective August 1, 1991.

      In October 1993, the maturity dates of the Junior Subordinated Notes ("Junior Notes") were extended from July 31, 1995 to July 31, 2005 and participants in the Junior Notes were offered the ability to exchange their participation in the Junior Notes for participation in a new Equity Appreciation Rights Plan (see Note 6). As a result of acceptances of this proposal, the outstanding principal and accrued interest in the Junior Notes was reduced by $20,425,000 at October 31, 1993 and resulted in an increase to paid-in-capital.

      Borrowing arrangements contain restrictive covenants which require, among other things, the maintenance of minimum cash flow and working capital requirements, and certain limitations on capital expenditures and the payment of dividends.

      At October 31, 1994, the Company was not in compliance with its financial covenants; however, the Company obtained waivers for all events of noncompliance. The Company is currently in compliance with all financial covenants.

Redeemable Preferred Stock:

      The Preferred Stock has no voting rights and does not participate in Common Stock dividends. The Preferred Stock is entitled to cumulative dividends equal to 9% of the liquidation preference of shares held by the Plan if such amount is paid in cash, or 10% of the liquidation preference if such amount is paid in shares of Preferred Stock, or any combination thereof. In addition, the trustees of the Plan have the right to compel the redemption of Preferred Stock held by the Plan in an aggregate amount not to exceed $500,000 per year. In the event the Preferred Stock is not redeemed within 180 days from the date surrendered, then such surrendered shares shall be entitled to dividends at the rate of 14% per annum. In 1994, 1993 and 1992, stock dividends equal to 13,750, 11,272 and 9,290 shares of Preferred Stock, respectively, were issued to the Plan.

      In the event of liquidation or sale of substantially all of the assets of the Company, holders of the Preferred Stock will be entitled to receive, before any distribution to holders of Common Stock, $100 per share plus any accrued but unpaid dividends. The Preferred Stock may be redeemed, subject to applicable law, at the end of eight years at the option of the Company or the holders of such Preferred Stock, provided that the Senior Bank Note and Senior Subordinated

                   CHIAT/DAY HOLDINGS, INC. AND SUBSIDIARIES

5.  Long-Term Debt, Redeemable Preferred Stock and Common
    Stock Subject to Repurchase Obligations, Continued:

Notes have been paid in full, and, at any time at the option of the holder, to the extent the shares sought to be redeemed are allocated for the benefit of a Plan participant who is entitled to a distribution of his account balance in such Plan. The purchase price for redemption would be equal to the liquidation preference plus any unpaid dividends. The sale of such Preferred Stock to third parties will be subject to the right of first refusal by the Company.

Class B Common Stock Subject to Repurchase Obligations:

      Restricted Stock Plan: In August 1988, the Board of Directors of the Company approved a restricted stock purchase plan for which 100,000,000 shares of Class B Common Stock were reserved. These shares are offered for sale to certain key employees and others selected by the Board of Directors at a purchase price to be determined from time to time by the Company. The shares of stock purchased under the plan vest over a five-year period of employment beginning from the date of purchase. The plan provides that upon termination of employment, vested shares may be sold back to or purchased by the Company at book value at date of sale. Non-vested shares may be sold back to or purchased by the Company at the lower of the original purchase price or book value at date of sale. At October 31, 1994, 59,809,695 shares remain unissued.

     Mojo Class B Common Stock: Pursuant to a Stock Purchase Agreement entered into in April 1989, the holders of 7,538,160 shares of Class B Common Stock (approximately one-third of which are held by current officers and directors of the Company) had the right to require the Company to purchase such shares at the fair market value thereof. Although none of the holders exercised such right prior to its expiration, pursuant to the Stock Purchase Agreement the Company could be deemed to have exercised in January 1995 a right to acquire such shares at fair market value as of October 31, 1994 (as determined by an independent appraiser). Any obligation of the Company to repurchase the shares is subordinated to the payment in full of the Company's obligations under the Senior Subordinated Notes (provided that if payment is deferred due to subordination, interest will accrue on the repurchase price at the prime rate until paid). Accordingly, the Company is not currently obligated to repurchase such shares due to the subordination provisions. In addition, the terms of the Senior Bank Note prohibit the repurchase of Common Stock by the Company. Although no appraisal has been obtained for the purpose of any such repurchase, management of the Company believes that the value of the relevant Class B Common Stock at October 31, 1994 should approximate the value being paid with respect to Class B Common Stock in the Omnicom transactions. (See Note 10.)

     With the consent of the lenders under the Senior Bank Note, 765,000 shares of Mojo Class B Common Stock were repurchased by the Company for approximately $348,000 and was recorded as a reduction of paid- in capital.

Equity Participation Plan:

      Under an equity participation plan approved by the Board of Directors of the Company in August 1988, the Company may grant up to 50,000,000 equity participation units to eligible participants. All full-time employees of the Company are eligible to be selected as participants in the equity participation plan. Each equity participation unit is equivalent in value to one share of Class B Common Stock and is treated in the same manner as Class B Common Stock with respect to its priority in the event of a liquidation.

      Equity participation units awarded under the plan vest over a five-year period of employment beginning from the date of award. Participants are entitled, upon the redemption of equity participation units, to receive payment in cash determined by multiplying the number of vested equity participation units by the increase, if any, between the book value per unit (as defined in the plan) as of the date of grant (which is determined to be zero when the book value is negative) and the book value per unit as of the valuation date immediately preceding the date of redemption. As of October 31, 1994, there were 26,591,110 equity participation units available for award. In conjunction with the transaction described in Note 8, 2,970,000 equity participation units were relinquished to the Company.

                   CHIAT/DAY HOLDINGS, INC. AND SUBSIDIARIES

5.  Long-Term Debt, Redeemable Preferred Stock and Common
    Stock Subject to Repurchase Obligations, Continued:

Equity Appreciation Rights Plan:

      Under an equity appreciation rights plan approved by the Board of Directors of the Company in October 1993, the Company may grant up to 54,084,848 equity appreciation rights to eligible participants. Only Junior Note participants (as defined in the plan) are eligible to be awarded equity appreciation rights under the plan. Each equity appreciation right is equivalent in value to one share of Class B Common Stock and is treated in the same manner as Class B Common Stock with respect to its priority in the event of a liquidation.

      Equity appreciation rights awarded under the plan are 41.27% vested in each participant on the date of award except for certain participants that are 100% vested on the date of award. Participants not 100% vested at the date of award become fully vested 21 months from October 31, 1993 based upon conditions stated in the plan. Upon redemption of the equity appreciation rights, participants are entitled to receive payment in cash determined by multiplying the number of equity appreciation rights by the increase, if any, between the book value per unit (as defined in the plan and determined to be zero when the book value is negative) as of October 31, 1993 and the book value per unit as of the valuation date immediately preceding the date of redemption. As of October 31, 1994, there were 36,939,112 equity appreciation rights outstanding.

6.  Stockholders' Equity:

Common Stock:

      The Class A and Class B Common Stock are alike in all respects except that the Class A Common Stock has certain registration and preferential rights, including the right to receive additional shares, and to approve certain transactions. Holders of Class A Common Stock also are entitled to receive, in consideration for and upon payment of an amount equal to the par value thereof, additional shares of Class A Common Stock in the event that additional shares of Class B Common Stock or equity participation units are issued or granted in connection with dilutive transactions as defined in the Company's restated certificate of incorporation, Class B Common Stock is also subject to certain repurchase obligations (see Note 5). In addition, the Chiat/Day Profit Sharing and 401(k) Plan (the "Plan") (see Note 7) is entitled to receive, for no consideration, additional Class B Common Stock in the event of certain issuances of Common Stock to the majority stockholder. At October 31, 1994, 13,434 additional shares of Class A Common Stock are entitled to be received by current Class A stockholders due to anti-dilution provisions.

      In addition, during 1993, the Company repurchased 73,832 shares of Class A Common Stock from non-management investors for $0.01 per share. These repurchases were pursuant to the Management Stock Purchase Agreement entered into in July 1989. This agreement provides for the repurchase of Class A Common Stock, originally purchased by non-management investors, in the event EPUs held by management are forfeited or redeemed under the equity participation plan. The repurchase price under the agreement is the greater of par value ($0.01) or the increase in both value per share from the date of issuance to the date such EPUs are forfeited or redeemed.

7.  Employee Benefit Plans:

      Effective November 1, 1990, the Chiat/Day inc. Advertising Employees' Profit Sharing and Pre-Tax Savings Investment Plan (the "401(k) Plan") was merged into the Chiat/Day Holdings, Inc. Employee Profit Sharing Plan (the "Profit Sharing Plan"), formerly known as the Chiat/Day inc. Advertising Employee Stock Ownership Plan ("ESOP"), to form the Chiat/Day Profit Sharing and 401(k) Plan (the "Plan"), a defined contribution plan.

      The Company contributed cash of $250,000 in 1994 and preferred stock with a liquidation value of $275,000 for the fiscal year ended October 31, 1994. In February 1994 and 1993 the Company made stock contributions of $781,000 related to its 1993 obligation. The Company contributed cash of $315,000 and preferred

                   CHIAT/DAY HOLDINGS, INC. AND SUBSIDIARIES

7.  Employee Benefit Plans, Continued:

stock with a liquidation value of $450,000 for the obligation related to the fiscal year ended October 31, 1992. The Company has certain future fixed minimum contributions of $525,000, in stock and cash, to the Plan for fiscal years ending October 31, 1995 to October 31, 2000.

8.  Disposition Of Foreign Subsidiary:

      On February 16, 1993 (effective January 1, 1993), the Company completed the transfer of the stock of its foreign subsidiary to FCB for no consideration. Concurrent with the transfer of shares to FCB, the Company exercised its option to acquire $10,350,000 of debt owed to the bank by the foreign subsidiary for $700 and agreed to accept from FCB, in full satisfaction of such debt, $1,380,000 plus future contingent payments up to a maximum of $3,450,000. In 1994, the Company received $653,000 from FCB in contingent payments. 2,970,000 Equity Participation Units were relinquished in accordance with the provisions of the plan.

      The contingent payments are based upon the revenue performance of the foreign subsidiary under FCB's ownership and upon the ability of FCB to utilize Australian tax loss carryforwards, all as specified in the debt restructuring deed between the Company and FCB. Under the debt restructuring deed, all contingent revenue and tax loss carryforward payments are scheduled to be made by February 26, 1996. All contingent payments made by FCB are recorded as income by the Company when received.

      The Company recorded a gain of $3,504,000 in fiscal 1993 on the disposition of the foreign subsidiary primarily as a result of the recognition of the accumulated translation adjustment related to such operation.

      The financial results as of and for the two months ended December 31, 1992 and the year ended October 31, 1992 are summarized as follows:

                                                     1993               1992
                                                 ------------      ------------

Fee and commission income ..................     $  3,069,000      $ 22,708,000
Operating (loss) ...........................         (644,000)           (2,400)
Net loss ...................................         (637,000)          (12,000)
Current assets .............................       17,951,000        22,211,000
Total assets ...............................       53,341,000        58,418,000
Current liabilities ........................       19,268,000        23,880,000
Long-term debt .............................       31,656,000        32,578,000
Total liabilities ..........................       51,585,000        57,198,000
Total stockholders' equity .................        1,756,000         1,220,000



9.  Commitments And Contingencies:

Litigation:

      The Company is involved in legal actions arising in the normal course of business. After taking into consideration legal counsel's evaluation of such actions, management is of the opinion that their outcome will not have a material effect on the Company's consolidated financial position or results of operations.

      On October 26, 1992 and November 20, 1992, the Company settled two lawsuits which were filed in 1990 related to real estate matters. The aggregate cost of such settlements was $6,246,000. In 1992, the Company recognized an incremental charge of $3,200,000 related to these lawsuits. Adequate provision for the balance of the settlements was made in prior years.

                   CHIAT/DAY HOLDINGS, INC. AND SUBSIDIARIES

Leases:

      A one-time restructuring charge of $25,848,000 was recorded in fiscal 1993 relating to costs associated with certain real estate operating leases. Effective November 1, 1993 the Company entered into a new real estate operating lease in New York that will enable it to significantly reduce its future rental expense through a reduction in total amount of space leased. The Company remains as the primary lessee on its old New York lease through December 31, 1997. It has currently sublet approximately 85% of the space through the lease term and is actively seeking to sublet the remaining space. $14,802,000 of the charge relates to the future cash rental obligations, net of probable anticipated sublease income, and $3,252,000 relates to the write-off of fixed assets and leasehold improvements.

      In fiscal 1993 the Company entered into agreements to assign its lease, effective January 1, 1994, for the 320 Hampton Drive facility to an unrelated third party in order to consolidate operations into one facility at 340 Main Street. All fixed assets and leasehold improvements related to such facility were written off in 1993. Alterations to the 340 Main Street property were made in order to facilitate the consolidation into one facility. $5,122,000 of the restructuring charge related to the write-off of leasehold improvements and fixed assets at both facilities as a result of the consolidation and $940,000 related to cash obligations incurred in connection with the lease assignment and moving and related costs incurred in connection with the consolidation into one location. The remaining balance of the restructuring charge of $1,732,000 represents a reserve for future cash rental obligations in excess of anticipated probable sublease income for other property leased in California.

      The Company leases facilities and equipment under various operating lease agreements expiring at various dates through the year 2015. Certain leases require payment of expenses under escalation clauses. The aggregate future minimum base rents under terms of noncancellable operating leases, reduced by rent to be received from existing noncancellable subleases, are as follows:

Years ending October 31,            Gross rent     Sublease Income       Total
------------------------            ----------     ---------------       -----
1995 ........................      $ 7,523,000      $ 1,646,000      $ 5,877,000
1996 ........................        6,798,000        1,698,000        5,100,000
1997 ........................        7,230,000        1,573,000        5,657,000
1998 ........................        4,405,000          258,000        4,147,000
1999 ........................        3,825,000             --          3,825,000
1999 and thereafter .........       44,173,000             --         44,173,000
                                   -----------      -----------      -----------
                                   $73,954,000      $ 5,175,000      $68,779,000

      Rental  expense  for  leases was  $5,580,000,  $9,422,000  and  $9,140,000
(excluding rental expense related to the Company's foreign subsidiary disposed of in 1993) for the years ended October 31, 1994, 1993 and 1992, respectively.


10.  Subsequent Event:

      On May 11, 1995, the Company signed an agreement whereby TBWA International Inc., a wholly-owned subsidiary of Omnicom Group Inc. ("Omnicom"), will acquire the assets of the Company's businesses and assume substantially all of its liabilities in exchange for Omnicom common stock. The sale is conditional on the registration of the Omnicom common stock on Form S-4, clearance by the appropriate governmental agencies, approval by a majority of the Company's stockholders and certain other conditions. The sale is anticipated to close by August 1995.

                   CHIAT/DAY HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED CONDENSED BALANCE SHEETS


                                     ASSETS

                                                   April 30,         April 30,
                                                     1995              1994
                                                -------------     -------------
Current assets:
   Cash and cash equivalents ...............    $  40,335,000     $  27,005,000

Receivables:
   Client accounts receivable ..............       50,533,000        42,081,000
   Expenditures billable to clients ........       14,314,000         9,765,000
   Income tax receivable ...................             --                --
   Notes and other receivables .............          449,000           422,000
   Notes receivable from employees .........        1,454,000         1,165,000
   Less: allowance for doubtful accounts ...       (3,386,000)       (2,857,000)
                                                -------------     -------------
                                                   63,364,000        50,576,000

Prepaid expenses and other .................        1,485,000         1,696,000
                                                -------------     -------------
         Total current assets ..............      105,184,000        79,277,000
                                                -------------     -------------
Fixed assets, at cost:
   Furniture and fixtures ..................        3,276,000         1,232,000
   Office equipment ........................        5,011,000         3,923,000
   Leasehold improvements ..................        9,246,000         6,595,000
   Construction in progress ................             --           3,988,000
                                                -------------     -------------
                                                   17,533,000        15,738,000
   Less: accumulated depreciation
      and amortization .....................       (6,912,000)       (4,969,000)
                                                -------------     -------------
                                                   10,621,000        10,769,000
                                                -------------     -------------
Other assets:
  Notes receivable .........................          166,000           166,000
  Other ....................................        5,363,000         4,912,000
                                                -------------     -------------
                                                    5,529,000         5,078,000
                                                -------------     -------------
                                                $ 121,334,000     $  95,124,000
                                                =============     =============

  The accompanying notes to consolidated condensed financial statements are an integral part of these balance sheets.

                   CHIAT/DAY HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED CONDENSED BALANCE SHEETS

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


                                                                                                   April 30,            April 30,
                                                                                                     1995                  1994
                                                                                                -------------         -------------
 Current liabilities:
   Current portion of long-term debt ...................................................        $  30,992,000         $   6,314,000
   Accounts payable and advanced billings ..............................................          122,084,000           111,194,000
   Other accrued liabilities ...........................................................           13,493,000            10,296,000
                                                                                                -------------         -------------
          Total current liabilities ....................................................          166,569,000           127,804,000
                                                                                                -------------         -------------
 Long-term debt, net of current portion ................................................           10,881,000            26,891,000

 Restructuring reserve liability .......................................................            7,518,000            11,671,000

 Other non-current liabilities .........................................................            2,937,000             2,588,000

 Redeemable preferred stock, cumulative, $.01 par value;
      200,000 shares authorized; issued--140,818 in 1995 and
      121,218 in 1994; liquidation value of $14,081,800 in 1995 ........................           13,854,000            12,340,000

Class B common stock subject to repurchase obligations,
      $.01 par value; 200,000,000 shares authorized;
      outstanding--39,993,465 in 1994 and 40,818,465 in 1993 (see Note 5) ..............            7,332,000             7,332,000

Stockholders' equity (deficit):
     Class A common stock, $.01 par value; 75,000,000 shares
       authorized; issued--16,749,344 in 1995
       and 1994 ........................................................................              167,000               167,000


      Additional paid-in capital .......................................................           20,567,000            20,567,000
      Foreign currency translation adjustment ..........................................             (368,000)             (480,000)
      Accumulated deficit ..............................................................         (103,849,000)         (109,482,000)
                                                                                                -------------         -------------
                                                                                                  (83,483,000)          (89,228,000)

      Less: treasury stock at cost; 3,222,075 Class A Common
         shares in 1995 and 1994 .......................................................           (4,274,000)           (4,274,000)
                                                                                                -------------         -------------
               Total stockholders' equity (deficit) ....................................          (87,757,000)          (93,502,000)
                                                                                                -------------         -------------
                                                                                                $ 121,334,000         $  95,124,000
                                                                                                =============         =============


  The accompanying notes to consolidated condensed financial statements are an integral part of these balance sheets.

                   CHIAT/DAY HOLDINGS, INC. AND SUBSIDIARIES

                CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

                                                    Six months ended April 30,
                                                  -----------------------------
                                                      1995             1994
                                                  ------------     ------------
Fee and commission income ....................    $ 45,364,000     $ 42,926,000

Costs and expenses:
   Salaries and employee benefits ............      25,852,000       21,512,000
   Selling, general and administrative .......      11,734,000       13,893,000
                                                  ------------     ------------
                                                    37,586,000       35,405,000

   Operating profit ..........................       7,778,000        7,521,000

Interest income (expense):
   Interest expense ..........................      (1,953,000)      (1,613,000)
   Interest income ...........................         510,000          354,000
                                                  ------------     ------------
                                                    (1,443,000)      (1,259,000)
                                                  ------------     ------------
       Income before income tax provision ....       6,335,000        6,262,000

Income tax provision .........................      (1,587,000)      (1,325,000)
                                                  ------------     ------------
       Net income ............................    $  4,748,000     $  4,937,000
                                                  ============     ============

Earnings per share:
   Net income (loss):
       Primary ...............................             .09              .09
       Primary (including EPUs and EARs) .....             .04              .04


  The accompanying notes to consolidated condensed financial statements are an integral part of these balance sheets.

                   CHIAT/DAY HOLDINGS, INC. AND SUBSIDIARIES

                CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS


                                                             Six months ended April 30,
                                                            ----------------------------
                                                                1995            1994
                                                            ------------    ------------
Increase in Cash and Cash Equivalents:
Cash flows from operating activities:
  Net income ............................................   $  4,748,000    $  4,937,000
 Adjustments to reconcile net income to net cash
 provided by operating activities:
  Depreciation and amortization .........................      1,485,000       1,093,000
  Provision for losses on receivables ...................           --           639,000
  Amortization of discount on long-term debt ............          5,000           4,000
  (Decrease) increase in interest payable ...............        (98,000)        441,000
  Decrease in income tax receivable .....................        894,000            --
  Preferred stock dividends issued to profit sharing plan         10,000          20,000
  Change in assets and liabilities
    Decrease in receivables .............................      8,376,000       6,085,000
    (Increase) in prepaid expenses and other ............       (749,000)       (405,000)
    Increase in accounts payable and advanced billings ..      9,992,000       6,551,000
    (Decrease) increase in income tax payable ...........       (652,000)        164,000
    Increase (decrease) in other accrued liabilities ....      1,346,000      (2,709,000)
    (Decrease) in other noncurrent liabilities ..........     (2,344,000)     (1,174,000)
                                                            ------------    ------------
    Total adjustments ...................................     18,265,000      10,709,000
                                                            ------------    ------------
    Net cash provided by operating activities ...........     23,013,000      15,646,000
                                                            ------------    ------------
  Cash flows from investing activities:
    Purchases of fixed assets, net of retirements .......       (380,000)     (3,923,000)
    Decrease in notes receivable ........................           --           115,000
    (Increase) in other assets ..........................       (381,000)       (243,000)
                                                            ------------    ------------
      Net cash used in investing activities .............       (761,000)     (4,051,000)
                                                            ------------    ------------
  Cash flows from financing activities:
    Debt borrowings .....................................     12,250,000      12,000,000
                                                            ------------    ------------
      Net cash provided by financing activities .........     12,250,000      12,000,000

  Effect of exchange rate changes on cash ...............          2,000          17,000
                                                            ------------    ------------
  Net increase in cash and cash equivalents .............     34,504,000      23,612,000
  Cash and cash equivalents at beginning of period ......      5,831,000       3,393,000
                                                            ------------    ------------
  Cash and cash equivalents at end of period ............   $ 40,335,000    $ 27,005,000
                                                            ============    ============
  Supplemental disclosures:
    Interest ............................................   $  1,510,000    $  1,154,900
                                                            ============    ============
    Income taxes ........................................   $  1,175,545    $    229,500
                                                            ============    ============


  The accompanying notes to consolidated condensed financial statements are an integral part of these balance sheets.

                   CHIAT/DAY HOLDINGS, INC. AND SUBSIDIARIES

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

     1) The consolidated condensed interim financial statements included herein have been prepared by Holdings, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although Holdings believes that the disclosures are adequate to make the information presented not misleading.

     2) These statements reflect all adjustments consisting of normal recurring accruals which, in the opinion of management, are necessary for a fair presentation of the information contained therein. It is suggested that these consolidated condensed financial statements be read in conjunction with the consolidated financial statements and notes thereto included in Holdings' latest fiscal report.

     3) Results of operations for the interim periods are not necessarily indicative of annual results.

     4) Primary earnings per share is based upon the weighted average number of shares outstanding during each year. Primary earnings per share (including EPUs and EARs) is provided for informational purposes only and does not intend to represent the EPUs or EARs as common stock equivalents pursuant to the provisions of APB No. 15. The number of shares used in the computations were as follows:

                                                     Six months ended April 30,
                                                       1995             1994
                                                       ----             ----
Primary .........................................   53,520,734        54,345,734
Primary (including EPUs and EARs) ...............  112,558,776       116,423,605

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers.

     The Registrant's Certificate of Incorporation contains a provision limiting the liability of directors (except for approving statutorily prohibited dividends, share repurchases or redemptions, distributions of assets on dissolution or loans to directors) to acts or omissions in bad faith, involving intentional misconduct or a knowing violation of the law, or resulting in personal gain to which the director was not legally entitled. The Registrant's By-Laws provide that an officer or director will be indemnified against any costs or liabilities, including attorneys fees and amounts paid in settlement with the consent of the registrant in connection with any claim, action or proceeding to the fullest extent permitted by the New York Business Corporation Law.

     Section 722(a) of the New York Business Corporation Law provides that a corporation may indemnify any officer or director, made or threatened to be made, a party to an action other than one by or in the right of the corporation, including an action by or in the right of any other corporation or other enterprise, which any director or officer of the corporation served in any capacity at the request of the corporation, because he was a director or officer of the corporation, or served such other corporation or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or in the case of service for any other corporation or other enterprise, not opposed to, the best interests of the corporation and, in criminal actions, in addition, had no reasonable cause to believe that his conduct was unlawful.

     Section 722(c) of the New York Business Corporation Law provides that a corporation may indemnify any officer or director made, or threatened to be made, a party to an action by or in the right of the corporation by reason of the fact that he is or was a director of the corporation, or is or was serving at the request of the corporation as a director of officer of any other corporation of any type or kind, or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for another corporation or other enterprise, not opposed to, the best interests of the corporation. The corporation may not, however, indemnify any officer or director pursuant to Section 722(c) in respect of (1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought or, if no action was brought, any court of competent jurisdiction, determines in its discretion, that the person is fairly and reasonably entitled to indemnity for such portion of the settlement and expenses as the court deems proper.

     Section 723 of the New York Business Corporation Law provides that an officer or director who has been successful on the merits or otherwise in the defense of a civil or criminal action of the character set forth in Section 722 is entitled to indemnification as permitted in such section. Section 724 of the New York Business Corporation Law permits a court to award the indemnification required by Section 722.

     The Registrant has entered into agreements with its directors to indemnify them for liabilities or costs arising out of any alleged or actual breach of duty, neglect, errors or omissions while serving as a director. The Registrant also maintains and pays premiums for directors' and officers' liability insurance policies.

Item 21.  Exhibits and Financial Statement Schedules.

      (a) See Exhibit Index


      (b) See the financial statement schedule included in this Registration Statement.

Item 22.  Undertakings.


     (a) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act, the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     (b) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (a) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 under the Securities Act, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (d) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such requests, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of the responding to the request.

     (e) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 Registration Statement No. 33-60167 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 3, 1995.




                                           OMNICOM GROUP INC.
                                           Registrant


                                           By: /s/ BRUCE CRAWFORD
                                              --------------------
                                                   Bruce Crawford
                                                   President and Chief
                                                   Executive Officer

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:



                       Signature                                    Title                              Date
                       ---------                                    -----                              ----
                /S/ BRUCE CRAWFORD
--------------------------------------------------           President and Chief                   August 3, 1995
                  (Bruce Crawford)                     Executive Officer and Director

                /S/ FRED J. MEYER
--------------------------------------------------        Chief Financial Officer                  August 3, 1995
                  (Fred J. Meyer)                              and Director

                /S/ DALE A. ADAMS
--------------------------------------------------           Controller (Principal                 August 3, 1995
                  (Dale A. Adams)                             Accounting Officer)


--------------------------------------------------                 Director
                (Bernard Brochand)

             /S/ LEONARD S. COLEMAN JR.*
--------------------------------------------------                 Director                        August 3, 1995
             (Leonard S. Coleman, Jr.)

              /S/ ROBERT J. CALLANDER*
--------------------------------------------------                 Director                        August 3, 1995
               (Robert J. Callander)

                /S/ JAMES A. CANNON*
--------------------------------------------------                 Director                        August 3, 1995
                  (James A. Cannon)

                /S/ PETER I. JONES*
--------------------------------------------------                 Director                        August 3, 1995
                   (Peter I. Jones)

                /S/ JOHN R. PURCELL*
--------------------------------------------------                 Director                        August 3, 1995
                  (John R. Purcell)

               /S/ KEITH L. REINHARD*
--------------------------------------------------                 Director                        August 3, 1995
                 (Keith L. Reinhard)

              /S/ ALLEN ROSENSHINE*
--------------------------------------------------                 Director                        August 3, 1995
                 (Allen Rosenshine)

                /S/ GARY L. ROUBOS*
--------------------------------------------------                 Director                        August 3, 1995
                  (Gary L. Roubos)


--------------------------------------------------                 Director
               (Quentin I. Smith, Jr.)

                /S/ ROBIN B. SMITH*
--------------------------------------------------                 Director                        August 3, 1995
                  (Robin B. Smith)

                /S/ JOHN D. WREN*
--------------------------------------------------                 Director                        August 3, 1995
                   (John D. Wren)

                /S/ WILLIAM G. TRAGOS*
--------------------------------------------------                 Director                        August 3, 1995
                 (William G. Tragos)

                /S/ EGON P.S. ZEHNDER*
--------------------------------------------------                 Director                        August 3, 1995
                 (Egon P.S. Zehnder)


-------------------------
* By Barry J. Wagner, as Attorney-in-Fact

                               INDEX TO EXHIBITS

Exhibit
 Number                                     Description Of Exhibit                                      Page

  2.1*    Asset Purchase Agreement dated May 11, 1995, among Chiat/Day Holdings, Inc.,
          Chiat/Day inc. Advertising, Omnicom Group Inc. and TBWA International Inc.

  2.2*    Plan of Liquidation of Chiat/Day Holdings, Inc.

  2.3*    Form of Escrow Agreement by and between Chiat/Day inc. Advertising, Chiat/Day
          Holdings, Inc., TBWA International and The Chase Manhattan Bank, N.A.,
          as Escrow Agent

  2.4*    Form of Liquidating Trust Agreement by and between Chiat/Day Holdings, Inc., on behalf of its stockholders, and Thomas Patty and David C. Wiener, as Trustees

  2.5*    Form of Deposit and Pledge Agreement among Chiat/Day inc. Advertising Chiat/Day
          Holdings, Inc., Omnicom Group Inc., TBWA International and The Chase Manhattan
          Bank, as Deposit Agent

  2.6*    Stock Purchase Agreement dated May 11, 1995 between Chiat/Day Holdings, Inc.
          and Adelaide Horton (a/k/a the Advertising Stock Sale Agreement)

  2.7*    Profit Sharing Plan Purchase Agreement dated as of May 9, 1995 between Chiat/Day
          Holdings, Inc. and Michael Kooper, as Trustee

  2.8*    Form of Liquidating Trust Escrow Agreement among Holdings, Advertising and
          David C. Wiener, as Escrow Agent

  5.1*    Opinion of Davis & Gilbert as to the legality of the Omnicom Common Stock registered hereunder

  23.1    Consent of Arthur  Andersen LLP as to  financial  statements  of Omnicom
          Group Inc.

  23.2 Consent of Coopers & Lybrand LLP as to financial statements of Chiat/Day Holdings, Inc.

  23.3*   Consent of Davis & Gilbert (included in Exhibit 5.1)


  24*     Powers of Attorney (included on signature page)


-----------
 *   Previously filed